Exhibit 99.1

ARRANGEMENT INVOLVING

MAVERIX METALS INC.

and

TRIPLE FLAG PRECIOUS METALS CORP.

NOTICE AND MANAGEMENT INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD VIRTUALLY VIA LIVE WEBCAST AT HTTPS://VIRTUAL-MEETINGS.TSXTRUST.COM/1421 ON

JANUARY 12, 2023 AT 10:00 A.M. (PACIFIC TIME)

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor. If you have any questions or require more information with respect to the procedures for voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group toll free within North America at 1-877-452-7184 or 1-416-304-0211 Outside North America, or by email at assistance@laurelhill.com.

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY. THE BOARD OF DIRECTORS OF MAVERIX METALS INC. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE

FOR THE ARRANGEMENT RESOLUTION SET FORTH IN THIS CIRCULAR

December 2, 2022

LETTER TO SHAREHOLDERS

December 2, 2022

Dear Shareholders:

The Board of Directors (the “Maverix Board”) of Maverix Metals Inc. (the “Company” or “Maverix”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (the “Maverix Shares”) of the Company (the “Maverix Shareholders”) to be held on January 12, 2023 at 10:00 a.m. (Pacific time) virtually at https://virtual-meetings.tsxtrust.com/1421.

The Arrangement

At the Meeting, Maverix Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”), in accordance with the terms of an arrangement agreement (the “Arrangement Agreement”) entered into by the Company with Triple Flag Precious Metals Corp. (the “Purchaser” or “Triple Flag”) on November 9, 2022, pursuant to which Triple Flag agreed to acquire all of the issued and outstanding shares of the Company by way of a statutory plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act as further set out in the Company’s Management Information Circular dated December 2, 2022 (the “Circular”).

Under the terms of the Arrangement Agreement, which was negotiated at arm’s length, each Maverix Shareholder (other than Maverix Shareholders validly exercising their dissent rights (the “Dissenting Shareholders”) or Triple Flag or any of their respective affiliates), will receive, at such shareholder’s election, either: (a) US$3.92 in cash for each Maverix Share held (the “All Cash Consideration”), or (b) 0.360 of a common share in the capital of Triple Flag (each a “Triple Flag Share”) for each Maverix Share (the “All Share Consideration”), in each case subject to proration in accordance with the Plan of Arrangement. Furthermore, each Maverix Shareholder may indicate (i) the number of Maverix Shares for which such shareholder elects to receive the All Cash Consideration and (ii) the number of Maverix Shares for which such shareholder elects to receive the All Share Consideration, in each case subject to proration. Maverix Shareholders who do not make an election will be deemed to have elected the All Share Consideration for each Maverix Share held by such Maverix Shareholders, subject to proration.

Exchange Ratio Premium

The exchange ratio implies a premium of 10% based on the closing share prices of Triple Flag and Maverix on the New York Stock Exchange (“NYSE”) and the NYSE American, respectively, on November 9, 2022, and a premium of 22% based on the 10-day volume-weighted average share prices (“VWAP”) of Triple Flag and Maverix on the NYSE and the NYSE American, respectively, as of November 9, 2022. The Consideration implies a total equity value of Maverix of approximately US$606 million on a fully diluted basis. If consummated, the Arrangement would result in the Maverix Shareholders owning approximately 23% of the Combined Company (as defined in the accompanying Circular), on a fully diluted basis.

Benefits of the Arrangement to Maverix Shareholders

In evaluating and unanimously approving the Arrangement, the Strategic Committee and Maverix Board considered a number of factors, including, among others, the following:

•	Premium to Maverix Shareholders – The Consideration represents a premium of 10% and 22% to the closing price and the 10-day VWAP, respectively, of Maverix Shares on the NYSE American as at November 9, 2022. The Consideration implies a total equity value of Maverix of approximately US$606 million on a fully diluted basis.

•	Dual Consideration Option for Maverix Shareholders – The Maverix Shareholders have the option to receive either (a) US$3.92 in cash for each Maverix Share held or (b) 0.360 of a Triple Flag Share for each Maverix Share held, in each case subject to proration.

•	Maverix Shareholders Retain Ability to Participate in Combined Entity – By having the ability to elect to receive Triple Flag Shares under the Arrangement, Maverix Shareholders will have an opportunity to retain exposure to the combined entity’s diversified portfolio of currently paying streams and royalties, enhanced development pipeline, broadened shareholder base and expanded scale.

•	Fairness Opinions – The Fairness Opinions received from Raymond James Ltd. and CIBC World Markets Inc. conclude that, as of the date of such opinions, subject to and based on the considerations, assumptions, qualifications and limitations described therein, the Consideration is fair, from a financial point of view, to the Maverix Shareholders.

Voting Support Agreements

The directors and senior officers of the Company, together with the Maverix Principal Shareholders (as defined in the accompanying Circular) owning in aggregate approximately 57% of the Company’s outstanding voting securities have entered into voting and support agreements with Triple Flag pursuant to which they have agreed to vote or cause to be voted all of the Maverix Shares held or controlled by them in favour of the Arrangement Resolution.

Election

Please also note that, if you are a registered Maverix Shareholder, in order to make your election to receive the All Cash Consideration, or the All Share Consideration, in each case, subject to proration, you must submit the enclosed letter of transmittal and election form (the “Letter of Transmittal”) by the deadline provided, being 5:00 p.m. (Toronto time) on January 9, 2023, or, if the Meeting is adjourned or postponed, no later than 72 hours (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario and Vancouver, British Columbia) before the adjourned Meeting is reconvened or the postponed Meeting is convened (the “Election Deadline”). Please refer to the Circular and the Letter of Transmittal. If an election is not made in accordance with the instructions in the Letter of Transmittal, you will be deemed to have made an election to receive the All Share Consideration. Beneficial Maverix Shareholders (i.e., if you hold Maverix Shares through a broker, custodian, nominee or other intermediary) should follow the instructions provided by your intermediary to make your election.

Maverix Shareholders who choose not to vote, or to vote against the Arrangement Resolution, may still make their election of the All Cash Consideration or the All Share Consideration by completing the election form included with the Letter of Transmittal accompanying the Circular prior to the Election Deadline.

Fairness Opinions

The Maverix Board and the strategic committee of the Maverix Board, comprised of independent directors of the Maverix Board (the “Strategic Committee”), have each received an opinion from Raymond James Ltd. and CIBC World Markets Inc., each dated November 9, 2022 (the “Fairness Opinions”), each to the effect that the consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Maverix Shareholders, as of the date of such opinions and subject to the assumptions, limitations and qualifications contained therein, respectively. Copies of the Fairness Opinions are included in Appendix E to the Circular, and we urge you to read them in their entirety.

Recommendation of the Maverix Board and the Strategic Committee

The Strategic Committee has advised the Maverix Board that, after careful consideration of the Fairness Opinions and such other matters as it considered relevant, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) other strategic alternatives and options available to the Company, (iv) the impact of the Arrangement on other stakeholders of the Company, and (v) evaluating the Arrangement with management and its legal and financial advisors, it has unanimously determined that the Arrangement is in the best interests of the Company. Furthermore, the Strategic Committee determined that the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair to Maverix Shareholders and the Strategic Committee unanimously recommended to the Maverix Board that it authorize and approve the Company’s entrance into the Arrangement and the performance of its obligations thereunder.

The Maverix Board, after careful consideration, including a thorough review of the Arrangement Agreement and the Fairness Opinions and other matters, and taking into account the best interests of the Company, and after evaluating the Arrangement with management and its financial and legal advisors, and upon the unanimous recommendation of the Strategic Committee, has unanimously determined the Arrangement is in the best interests of the Company and is fair to Maverix Shareholders and that it is advisable and in the best interests of the Company to approve the entrance into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters, and has unanimously approved the Arrangement. Accordingly, the Maverix Board unanimously recommends that the Maverix Shareholders vote FOR the Arrangement.

In making their recommendations, the Maverix Board and the Strategic Committee considered a number of factors as described in the Circular under the heading “The Arrangement – Reasons for the Arrangement”.

Voting Requirements

The Arrangement is subject to customary closing conditions for a transaction of this nature, including Maverix Shareholder approval, Triple Flag Shareholder Approval, stock exchange approval, court approval and applicable government approvals by the relevant authorities. The Arrangement will not proceed if such approvals are not obtained. The Triple Flag Shareholder Approval was obtained on November 9, 2022.

The Maverix Board has set the close of business on December 2, 2022 (the “Record Date”) as the record date for determining the Maverix Shareholders who are entitled to receive notice of, and to vote at, the Meeting. Only persons shown on the relevant security register at the close of business on that date, or their proxyholders, will be entitled to participate at the Meeting and vote on the Arrangement Resolution. Each registered Maverix Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Maverix Share registered in his, her or its name.

In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2/3% of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, other than votes attached to Maverix Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

VOTE YOUR MAVERIX SHARES TODAY FOR THE ARRANGEMENT RESOLUTION

Maverix will be holding the Meeting virtually. Registered Maverix Shareholders and duly appointed proxyholders will have the opportunity to attend the Meeting online, submit questions, and vote in real time through a web-based platform instead of attending the Meeting in person. Non-registered or beneficial Maverix Shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions. Maverix Shareholders will not be able to attend the Meeting in person. Maverix encourages all shareholders to vote in advance of the Meeting by proxy. Please see the section entitled “Virtual Meeting” in the accompanying Circular for detailed instructions on how to attend and participate at the Meeting.

In order to attend the Meeting virtually, Maverix Shareholders are required to log in to https://virtual-meetings.tsxtrust.com/1421 at least fifteen (15) minutes prior to the start of the Meeting. Once logged in, registered Maverix Shareholders will be required to provide the password (mmx2023) (case sensitive) and their control number to vote at the Meeting. Alternatively, Maverix Shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered Maverix Shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attn: Proxy Dept., or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a beneficial Maverix Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a beneficial Maverix Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting. If you are a beneficial Maverix Shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust Company in accordance with the instructions set out in the accompanying Circular.

Please refer to the table below and the section “Voting at the Virtual Meeting” in the Circular for details on how to vote at the Meeting. Maverix strongly encourages Maverix Shareholders to vote in advance using their proxy or voting instruction form as described in the Circular and to participate in the Meeting virtually.

The form of proxy and voting instruction form confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Maverix knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in the accompanying Notice of Special Meeting of Maverix Shareholders. Maverix Shareholders who are planning on returning the accompanying form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting the proxy form or voting instruction form. It is the intention of the persons named in the enclosed form of proxy or voting instruction form, if not expressly directed otherwise in such form of proxy or voting instruction form, to vote FOR the Arrangement Resolution.

If you are a registered Maverix Shareholder, we encourage you to complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in the Circular, together with your share certificate(s) or DRS advice statement(s) (if applicable), representing your Maverix Shares, to the Depositary (as defined in the accompanying Circular) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should be reviewed carefully.

Conditions

If the Maverix Shareholders approve the Arrangement at the Meeting, it is currently anticipated that the Arrangement will be completed on or about January 19, 2023, subject to obtaining approval of the Ontario Superior Court of Justice (Commercial List) and certain regulatory approvals, as well as the satisfaction or waiver of other conditions contained in the Arrangement Agreement.

Shareholder Questions

Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Maverix Shareholders and in the Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the proposed Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular, including any documents incorporated by reference therein. If you require assistance, consult your financial, legal, tax or other professional advisor.

Maverix Shareholders who have questions or need assistance with voting their Maverix Shares should contact Laurel Hill Advisory Group by telephone at1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com

On behalf of the Maverix Board, I thank all Maverix Shareholders for their continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

Yours very truly,

/s/ Geoff Burns

Geoff Burns

Chairman

v

Voting is Easy. Vote Well in Advance of the Proxy Deadline on January 10, 2023 at 10:00 a.m. (Pacific time)

Questions or Require Voting Assistance?

Contact our proxy solicitation agent, Laurel Hill Advisory Group toll free within North America at 1-877-452-7184 (1-416-304-0211 Outside North America), or by email at assistance@laurelhill.com.

NOTICE OF SPECIAL MEETING OF MAVERIX SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of holders (“Maverix Shareholders”) of common shares (“Maverix Shares”) of Maverix Metals Inc. (the “Company” or “Maverix”) will be held on January 12, 2023, 10:00 a.m. (Pacific time) virtually via https://virtual-meetings.tsxtrust.com/1421, for the following purposes:

1.	in accordance with the interim order of the Ontario Court of Justice (Commercial List) dated November 30, 2022 (the “Interim Order”), for Maverix Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of Maverix dated December 2, 2022 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving Maverix and Triple Flag Precious Metals Corp. (the “Purchaser” or “Triple Flag”) and the Maverix Shareholders under Section 192 of the Canada Business Corporations Act, all as more particularly described below in the Circular

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The Board of Directors of the Company unanimously recommends that the Maverix Shareholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date for determining Maverix Shareholders who are entitled to receive notice of and to vote at the Meeting is December 2, 2022 (the “Record Date”). Only registered Maverix Shareholders as of December 2, 2022 are entitled to receive notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, an applicable form of proxy and, as applicable, letters of transmittal and election forms for Maverix Shareholders.

Maverix will be holding the Meeting virtually. Registered Maverix Shareholders and duly appointed proxyholders will have the opportunity to attend the Meeting online, submit questions, and vote in real time through a web-based platform instead of attending the Meeting in person. Non-registered or beneficial Maverix Shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions. Maverix Shareholders will not be able to attend the Meeting in person. Maverix encourages all shareholders to vote in advance of the Meeting by proxy. Please see the section entitled “Virtual Meeting” in the accompanying Circular for detailed instructions on how to attend and participate at the Meeting.

In order to attend the Meeting virtually, Maverix Shareholders are required to log in to https://virtual-meetings.tsxtrust.com/1421 at least fifteen (15) minutes prior to the start of the Meeting. Once logged in, registered Maverix Shareholders will be required to provide the password (mmx2023) (case sensitive) and their control number to vote at the Meeting. Alternatively, Maverix Shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered Maverix Shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attn: Proxy Dept., or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a beneficial Maverix Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a beneficial Maverix Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting. If you are a beneficial Maverix Shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust Company in accordance with the instructions set out in the accompanying Circular.

Please refer to the table above and the section “Voting at the Virtual Meeting” in the Circular for details on how to vote at the Meeting. Maverix strongly encourages Maverix Shareholders to vote in advance using their proxy or voting instruction form as described in the Circular and to participate in the Meeting virtually.

The form of proxy and voting instruction form confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Maverix knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Maverix Shareholders who are planning on returning the accompanying form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting the proxy form or voting instruction form. It is the intention of the persons named in the enclosed form of proxy or voting instruction form, if not expressly directed otherwise in such form of proxy or voting instruction form, to vote FOR the Arrangement Resolution.

Pursuant to and in accordance with the Interim Order and the provisions of section 190 of the Canada Business Corporations Act (“CBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each registered Maverix Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, registered Maverix Shareholders must (i) deliver a written notice of dissent to the Arrangement Resolution to Maverix, by mail to Maverix Metals Inc. c/o Blake, Cassels & Graydon LLP, Suite 4000 – Commerce Court West, Toronto, ON M5L 1A9 attn: Ryan Morris, or by email to ryan.morris@blakes.com by not later than 10:00 a.m. (Pacific time) on January 10, 2022 or two business days prior to any adjournment or postponement of the Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of section 190 of the CBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and section 190 of the CBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix J – “Canada Business Corporations Act – Section 190”, respectively, to the accompanying Circular.

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Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as may be modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, will result in the loss of any right of dissent.

If you have any questions or require any assistance in completing your proxy, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com

Dated at Vancouver, British Columbia as of the December 2, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF MAVERIX METALS INC.

/s/ Geoff Burns

Geoff Burns

Chairman

Maverix Metals Inc.

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FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

Following are some questions that you, as a Maverix Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Maverix Shares. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed acceptable, to vote FOR the Arrangement Resolution, which provides for, among other things, Triple Flag, acquiring all of the issued and outstanding Maverix Shares. Pursuant to the Arrangement, Maverix Shareholders (other than Dissenting Shareholders, Triple Flag or any of their respective affiliates) will be entitled to elect to receive either: (a) the All Cash Consideration, or (b) the All Share Consideration, in each case, subject to proration. Furthermore, each Maverix Shareholder may indicate (i) the number of Maverix Shares for which such shareholder elects to receive All Cash Consideration and (ii) the number of Maverix Shares for which such shareholder elects to receive the All Share Consideration, in each case, subject to proration.

Q:	When and where is the Meeting?

A:	The Meeting will be held virtually on January 12, 2023 at 10:00 a.m. (Pacific time). Maverix Shareholders who wish to attend the Meeting virtually can do so by visiting https://virtual-meetings.tsxtrust.com/1421 (password: mmx2023) (case sensitive) and logging in at least fifteen (15) minutes prior to the start of the Meeting. Maverix Shareholders unable to attend the Meeting virtually will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on Maverix’s website.

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Maverix. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by Directors, officers, employees, agents or other representatives of Maverix. In addition, Maverix has engaged Laurel Hill Advisory Group, as Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting.

If you have questions or need assistance completing your form of proxy or VIF, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Q:	Am I a Registered Maverix Shareholder or a Beneficial Maverix Shareholder?

A:	Registered Maverix Shareholders hold Maverix Shares registered in their names and such Maverix Shares are generally evidenced by a share certificate or DRS Advice. However, most holders of Maverix Shares beneficially own their Maverix Shares through an Intermediary. If your Maverix Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Beneficial Maverix Shareholder. Beneficial Maverix Shareholders should carefully follow the instructions of their Intermediaries, in addition to the instructions set forth in the Circular, to ensure that their Maverix Shares are voted at the Meeting in accordance with their instructions, and that their election to receive the All Cash Consideration, or the All Share Consideration, in each case, subject to proration. Maverix Shareholders who do not make such an election will automatically receive the All Share Consideration, subject to proration.

If you have questions or need assistance completing your form of proxy or VIF, please contact Laurel Hill Advisory Group by calling toll-free at 1-877-452-7184 or by email at assistance@laurelhill.com.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only holders of Maverix Shares of record as of the close of business on December 2, 2022, the Record Date for the Meeting, are entitled to receive notice of and to virtually attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the issued shares entitled to be voted at the Meeting. Maverix Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Q:	What is a Plan of Arrangement?

A:	A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of their shareholders and the Court. The Plan of Arrangement you are being asked to consider will provide for, among other things, the acquisition by Triple Flag, of all the issued and outstanding Maverix Shares.

Q:	How many Maverix Securities are entitled to vote?

A:	As of December 2, 2022, there were 147,379,354 Maverix Shares outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Maverix Share that you own.

Q:	What will I receive in the Arrangement?

A:	Shareholders

Maverix Shareholders (other than Dissenting Shareholders) will be entitled to receive either: (a) the All Cash Consideration, or (b) the All Share Consideration, in each case, subject to proration. Maverix Shareholders who do not make an election will receive the All Share Consideration for each Maverix Share held by such Maverix Shareholder, subject to proration. Furthermore, each Maverix Shareholder may indicate (i) the number of Maverix Shares for which such shareholder elects to receive All Cash Consideration and (ii) the number of Maverix Shares for which such shareholder elects to receive the All Share Consideration, in each case, subject to proration.

Optionholders

Company In-The-Money Optionholders may elect either: (a) the Cash Option Election, or (b) the Share Option Election. Company In-The-Money Optionholders are only entitled to make the Cash Option Election or the Share Option Election, not both. Company In-The-Money Optionholders who do not make an election will be deemed to have made the Share Option Election.

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Each Company In-The-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed unconditionally vested and either: (a) in the case of a Company-In- The-Money Option for which a Cash Option Election is made, be assigned and transferred by such holder to the Company for a payment from the Company equal to the Cash-out Amount, net of withholding Taxes (if applicable). and each such Maverix Option shall be immediately cancelled, or (b) in the case of a Company In-The-Money Option for which the Share Option Election is made, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time, such number of Triple Flag Shares equal to (1) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable expiry date.

Each Company Out-Of-The-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed unconditionally vested and will be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable to such Maverix Option, such number of Triple Flag Shares equal to (i) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable expiry date.

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Holders of Maverix RSUs

Each Maverix RSU outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount of the Payout Value, net of withholding Taxes (if applicable), and each such Maverix RSU will immediately be cancelled.

Q:	How do I elect to receive my Consideration under the Arrangement

A:	Each Registered Maverix Shareholder will have the right to elect in the Letter of Transmittal to receive either US$3.92 in cash or 0.360 of a Triple Flag Share, subject to proration, for each Maverix Share held. Furthermore, each Maverix Shareholder may indicate (i) the number of Maverix Shares for which such shareholder elects to receive All Cash Consideration and (ii) the number of Maverix Shares for which such shareholder elects to receive the All Share Consideration, subject to proration. If you fail to make a proper election prior to the Election Deadline (being three Business Days prior to the Meeting) or choose not to make an election, you will receive the All Share Consideration, subject to proration, for each Maverix Share held. Maverix Shareholders whose Maverix Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) or DRS Statement representing those Maverix Shares and making an election with respect to the form of Consideration they wish to receive.

Q:	If I make an election to receive All Cash Consideration or All Share Consideration will I receive all cash or all Triple Flag Shares, respectively?

A:	If you elect to receive All Cash Consideration, it is most likely that your election will be prorated and you will receive some amount of Triple Flag Shares. Likewise, if you elect All Share Consideration, it is most likely that your election will be prorated and you will receive some amount of cash. This is because the aggregate Consideration under the Arrangement is subject to the Maximum Cash Consideration and Maximum Share Consideration. The extent of the proration of your election will depend on the degree to which other Maverix Shareholders elect to receive cash or Triple Flag Shares. In the most extreme example, where all Maverix Shareholders make the same election (i.e., all elect to receive All Cash Consideration or all elect to receive All Share Consideration), then all electing Maverix Shareholders will be prorated and will receive 15% cash and 85% Triple Flag Shares, notwithstanding their elections. Again, this is because the total amount of cash available and Triple Flag Shares available to be paid to Maverix Shareholders is subject to the Maximum Cash Consideration and Maximum Share Consideration.

Q:	Should I send my Maverix Share certificates now?

A:	You are not required to send your certificate(s) or DRS Statement representing Maverix Shares to validly cast your vote in respect of the Arrangement Resolution. We encourage Registered Maverix Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their Maverix Share certificate(s) or DRS Statement representing Maverix Shares (if applicable) by courier or registered mail, at least three Business Days prior to the Meeting which will assist in arranging for the prompt exchange of their Maverix Shares if the Arrangement is completed. If you fail to make a proper election prior to the Election Deadline (being three Business Days prior to the Meeting) or choose not to make an election, you will receive the All Share Consideration, subject to proration, for each Maverix Share held.

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Where Maverix Shares are evidenced only by a DRS Advices, there is no requirement to first obtain a share certificate for those Maverix Shares. Only a properly completed and duly executed Letter of Transmittal, accompanied by the applicable DRS Advices are required to be delivered to the Depositary in order to surrender those Maverix Shares under the Arrangement.

Do not send your Letter of Transmittal and share certificate(s)/DRS Advice(s) to Maverix.

Q:	When can I expect to receive the Consideration for my Securities?

A:	Shareholders

Assuming completion of the Arrangement, if you hold your Maverix Shares through an Intermediary, then you are not required to take any action and the All Share Consideration and/or All Cash Consideration, as applicable, you are entitled to receive will be delivered to your intermediary though procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your intermediary if you have any questions regarding this process.

In the case of Registered Maverix Shareholders, as soon as reasonably practical after the Effective Date, assuming due delivery of the required documentation, including the applicable certificates or DRS Statement representing Maverix Shares and a duly and properly completed Letter of Transmittal, Triple Flag will cause the Depositary to cause the delivery of the certificate(s)/DRS Statement, as applicable, representing Triple Flag Shares and/or the cheque representing the All Cash Consideration, as applicable, to which the Registered Maverix Shareholder is entitled by first class mail, at the offices of the Depositary or by wire transfer.

Holders of Maverix Options

In the case of Company In-The-Money Optionholders, as soon as practical after the Effective Date, assuming due delivery of the required documentation, including the Option Election Form, Triple Flag will forward the option notice representing the Replacement Options, or cause Maverix to deliver the cheque representing the Cash-out Amount net of withholding Taxes (if applicable), as applicable, to which the Company In-The-Money Optionholder is entitled by first class mail delivery.

In the case of Company Out-Of-The-Money Optionholders, as soon as practical after the Effective Date, Triple Flag will forward the option notice representing the Replacement Options to which the Company Out-Of-The-Money Optionholder is entitled by first class mail delivery.

Holders of Maverix RSUs.

On the Effective Date of the Arrangement, Triple Flag will cause Maverix to deliver the cash consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of Maverix RSUs.

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Q:	As a Maverix Shareholder, what happens if I submit my Letter of Transmittal and the associated documentation, including my Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) and any other documentation associated with your ownership of Maverix Shares will be returned as soon as reasonably practicable to you by the Depositary.

Q:	As a holder of Maverix Options, what documentation do I need to submit to be able to receive the applicable Consideration?

A:	Company In-The-Money Optionholders may, by depositing a duly completed Option Election Form with Triple Flag prior to the Election Deadline, elect either the Cash Option Election or the Share Option Election. Any Company In-The-Money Optionholder who does not deposit with Triple Flag a duly completed Option Election Form prior to the Election Deadline (being three Business Days prior to the Meeting) will be deemed to have made the Share Option Election for all Company In-The-Money- Options held.

Company Out-Of-The-Money Optionholders do not need to submit further documentation with respect to their options.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement must be approved by at least (i) 66 2/3 % of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Minority Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting

Q:	What voting rights do Maverix Shares carry? How many votes do I have?

A:	As at the Record Date, a total of 147,379,354 Maverix Shares were issued and outstanding. You are entitled to receive notice of, and vote at the Meeting or at any adjournment or postponement thereof, if you were a holder of Maverix Shares on the Record Date. Each Maverix Shareholder whose name is entered on the securities register of Maverix as at the close of business on the Record Date is entitled to one (1) vote for each Maverix Share registered in his, her or its name in respect of the Arrangement Resolution.

Q:	How do I vote?

A:	A Registered Maverix Shareholder can vote in the following ways:

Virtually at the Meeting: A Registered Maverix Shareholder who wishes to vote virtually at the Meeting should not complete or return the form of proxy included with this Circular, and instead will have his or her votes taken virtually at the Meeting. The control number and meeting password located on the form of proxy or in the email notification you received is required to log in to the Meeting.

Voting by Internet: A Registered Maverix Shareholder may submit his or her proxy over the Internet by going to www.voteproxyonline.com and following the instructions. Such Registered Maverix Shareholder will require a 12-digit control number (located on the front of the form of proxy) to identify himself or herself to the system.

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Voting by Fax: 416-595-9593 or 866-623-5305 (send both pages of their completed and signed form of proxy).

Voting by Mail: Complete, sign, date and return the form of proxy to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attn: Proxy Dept.

You may also vote before the Meeting by completing your form of proxy in accordance with the instructions provided therein. The persons named in the forms of proxy are the management nominees of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a Maverix Shareholder, by inserting such person’s name in the space provided in the form of proxy or VIF.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Maverix Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Maverix Shares to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your Maverix Shares accordingly. If you have not specified on the form of proxy how you want your Maverix Shares to be voted on a particular matter, then your proxyholder can vote your Maverix Shares as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the Maverix Shares represented by proxies received by the management of Maverix will be voted IN FAVOUR OF the Arrangement Resolution.

The form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of Maverix is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and VIF will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Beneficial Maverix Shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their Maverix Shares are voted at the Meeting. Beneficial Maverix Shareholders who have not arranged for due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting.

Q:	How will the votes be counted?

A:	TSX Trust Company, Maverix’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Maverix Shareholders, subject to a limited number of exceptions.

Q:	How do I appoint a third party as my proxyholder?

A:	The following applies to Registered Maverix Shareholders who wish to appoint a person other than the management nominees set forth in the form of proxy or VIF as proxyholder, AND Beneficial Maverix Shareholders who wish to appoint themselves or a person other than the management nominees as proxyholder to participate and vote at the Meeting.

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You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Maverix Shareholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to TSX Trust Company within the time hereinafter specified for receipt of proxies.

If you wish to have a third-party virtually attend and vote on your behalf, you MUST submit your form of proxy or VIF, appointing that third-party proxyholder AND you must register such proxyholder with Maverix’s Transfer Agent, TSX Trust Company, after submitting your form of proxy or VIF. Registering your third-party proxyholder with TSX Trust Company is an additional step to be completed AFTER you have submitted your form of proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for such proxyholder to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.

Step 1: Submit your form of proxy: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting your form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF.

Step 2: Register your proxyholder: To register a third-party proxyholder, Maverix Shareholders must email tsxtrustproxyvoting@tmx.com, the completed “Request for Control Number” form found at https://tsxtrust.com/resource/en/75 by 10:00am (Pacific time) on January 10, 2023, or not later than 10:00 a.m. (Pacific time) on the date that is two Business Days immediately prior to any adjournment or postponement of the Meeting, and provide Maverix’s Transfer Agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. This control number is required for the purpose of logging in to the Meeting.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, your proxyholder will not be able to ask questions or vote at the Meeting.

If you are a Beneficial Maverix Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to TSX Trust Company. Requests for registration from Beneficial Maverix Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by courier or mail to TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department and must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (Pacific time) on January 10, 2023, or not later than 10:00 a.m. (Pacific time) on the date that is two Business Days immediately prior to any adjournment or postponement of the Meeting.

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Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Maverix Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Maverix Board.

Q:	When is the cut-off time for delivery of proxies?

A:	Proxies sent by mail or courier must be delivered to TSX Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy-cut off time is 10:00 a.m. (Pacific time) on January 10, 2023. Online votes submitted via the internet at www.voteproxyonline.com or such other online method must also be submitted by 10:00 a.m. (Pacific time) on January 10, 2023.

Q:	As a Maverix Shareholder, can I change my vote after I have submitted a signed proxy?

A:	Yes. A Registered Maverix Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Registered Maverix Shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the Registered Maverix Shareholder or by his or her attorney authorized in writing and deposited either at the registered office of Maverix at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

If you are using a TSX Trust control number to log in to the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

If you are a Beneficial Maverix Shareholder and wish to change your vote you must, in sufficient time in advance of the Meeting, arrange for your respective Intermediaries to change your vote and if necessary, revoke your proxy in accordance with the revocation procedures set out in this Circular.

Q:	How can I revoke my proxy?

A:	A Registered Maverix Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Registered Maverix Shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the Registered Maverix Shareholder or by his or her attorney authorized in writing and deposited either at the registered office of Maverix at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

Beneficial Maverix Shareholders should follow instructions provided to them by their intermediary.

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Q:	What is the recommendation of the Maverix Board?

A:	After taking into consideration, among other things, the recommendation of the Strategic Committee and the Fairness Opinions, the directors have unanimously concluded that the Arrangement is in the best interests of the Company and recommends that Maverix Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the Maverix Board making this recommendation?

A:	In reaching their conclusion that the Arrangement is in the best interests of the Company, the Maverix Board considered and relied upon a number of factors, including those described under the headings “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinions” in the Circular.

Q:	In addition to the approval of Maverix Shareholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court and also is subject to certain Transaction Regulatory Approvals, including the Competition Act Approval, as well as certain stock exchange approvals. See “The Arrangement — Court Approval of the Arrangement” and “The Arrangement – Regulatory Approvals” in this Circular.

Q:	Do any Directors or executive officers of Maverix have any interests in the Arrangement that are different from, or in addition to, those of the Maverix Shareholders?

A:	In considering the recommendation of the Maverix Board to vote in favour of the matters discussed in this Circular, Maverix Shareholders should be aware that some of the Directors and Senior Officers of Maverix have interests in the Arrangement that are different from, or in addition to, the interests of Maverix Shareholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Q:	Will the Maverix Shares continue to be listed on the TSX and NYSE American after the Arrangement?

A:	No. Maverix will be delisted from the TSX and NYSE American as soon as practicable following the completion of the Arrangement and Maverix will become a wholly-owned subsidiary of Triple Flag. When the Arrangement is completed, former Maverix Shareholders who have elected the All Share Consideration or who received Triple Flag Shares as a result of proration will hold Triple Flags Shares, which are listed on the TSX and the NYSE.

Q:	How will I know when the Arrangement will be implemented?

A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the Required Maverix Shareholder Approval is obtained at the Meeting, the Effective Date is expected to occur on or about January 19, 2023. On the Effective Date, Maverix and Triple Flag will publicly announce that the conditions have been satisfied or waived and that the Arrangement has been completed.

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Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Maverix Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (ii) the Transaction Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favourable basis; (iii) Maverix Shareholders that elect the All Cash Consideration may be subject to proration in accordance with the Arrangement; (iv) the number of Triple Flag Shares to be received under an election to receive the All Share Consideration is fixed and may not correlate to the All Cash Consideration; (v) market price of the Maverix Shares and Triple Flag Shares; (vi) the Arrangement Agreement may be terminated in certain circumstances; (vii) uncertainties surrounding the Arrangement; (viii) the Company Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire Maverix; (ix) restrictions from pursuing business opportunities; (x) risks related to integration of Maverix’s and Triple Flag’s existing businesses; (xi) the Triple Flag Shares issued in connection with the Arrangement may have a market value different than expected; (xii) the 3(a)(10) Securities to be issued in connection with the Arrangement may not be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; and (xiii) Directors and officers of Maverix have interests in the Arrangement that may be different from those of Maverix Shareholders generally. See “Risks Associated with the Arrangement” in this Circular.

Q:	What are the Canadian income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations for Shareholders” in this Circular. Such summary is not intended to be legal or tax advice to any particular Maverix Shareholders. Maverix Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. Federal income tax consequences of the Arrangement?

A:	For a summary of certain material U.S. income tax consequences of the Arrangement, see “Certain U.S. Federal Income Tax Consequences of the Arrangement” in this Circular. Such summary is not intended to be legal or tax advice to any particular Maverix Shareholders. Maverix Shareholders that are U.S. Holders (as defined below) are urged to consult their own tax advisors with respect to their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:	If you are a Registered Maverix Shareholder who duly and validly exercises Dissent Rights in strict compliance with the provisions of section 190 of the CBCA as modified by the Interim Order, the Plan of Arrangement and Final Order, and the Arrangement Resolution is approved, you will be entitled to be paid the court-determined fair value of your Maverix Shares determined as of the close of business on the day before the Arrangement Resolution was adopted. This amount may be the same as, more than or less than the value of the Consideration received by the Maverix Shareholders under the Arrangement. The fair value determination is made by a court in a legal proceeding, and the court-determined fair value amount is paid following the conclusion of that legal proceeding.

If you wish to dissent, you must ensure that a written notice is received by Maverix legal counsel Blake, Cassels & Graydon LLP, Suite 4000 – Commerce Court West, Toronto, ON M5L 1A9 attention: Ryan Morris not later than 10:00 a.m. (Pacific time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) as described under “The Arrangement – Dissenting Shareholders’ Rights”.

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Failure to comply strictly with the requirements set forth in section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement may result in the loss of any right to dissent. It is strongly suggested that any Maverix Shareholder wishing to dissent seek independent legal advice. Be sure to read the section entitled “The Arrangement – Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q:	Who to Call with Questions

A:	If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com. For questions about completing your Letter of Transmittal please contact TSX Trust Company calling toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com or the Company’s Corporate Secretary by email at info@maverixmetals.com. See “Additional Information” in this Circular.

If you have questions about deciding how to vote on the Arrangement Resolution, you should contact your own legal, tax, financial or other professional advisor.

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TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained in this Circular	1
Information Concerning Triple Flag	1
Information for U.S. Maverix Shareholders	2
Forward-Looking Statements	3
Reference to Financial Information and Additional Information	5

GLOSSARY OF TERMS	6

SUMMARY	23

INFORMATION CONCERNING THE MEETING	37
Purpose of the Meeting	37
Date, Time and Place of the Meeting	37
Record Date	37
Solicitation of Proxies	37
Information for Registered Maverix Shareholders	38
Information for Beneficial Maverix Shareholders	38
Appointment of Proxyholder	40
Manner Proxies Will Be Voted	41
Execution and Deposit of Proxies	41
Revocation of Proxies	42
Attending and Participating in the Meeting	42
Notice-And-Access	43

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	43

THE ARRANGEMENT	44
Background to the Arrangement	44
Recommendation of the Maverix Board and the Strategic Committee	48
Reasons for the Arrangement	49
Fairness Opinions	51
Maverix Voting Support Agreements	53
Interests of Certain Persons in the Arrangement	54
Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions	58
Effect and Details of the Arrangement	60
Proration of Consideration	65
Option Election	66
Source of Funds for the Arrangement	66
Exchange of Maverix Shares	67
Shareholder Approval of the Arrangement	70
Court Approval of the Arrangement	70
Dissenting Shareholders’ Rights	70
Stock Exchange Delisting and Reporting Issuer Status	73
Transaction Regulatory Approvals	73
Other Regulatory Approvals	74
Securities Law Matters	75

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THE ARRANGEMENT AGREEMENT	76
Representations and Warranties	76
Conditions to Closing	77
Covenants	79
Sanctions	88
Non-Solicitation	88
Termination of Arrangement Agreement	91
Amendments	93
Expenses	93

RISK FACTORS	93
Risks Related to the Arrangement	94
Risks Related to the Combined Company	97

INFORMATION CONCERNING MAVERIX	100

INFORMATION CONCERNING TRIPLE FLAG	100

INFORMATION CONCERNING THE COMBINED COMPANY	100

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS	100
Residents of Canada	101
Exchange of Maverix Shares for Triple Flag Shares Only – No Section 85 Election	102
Exchange of Maverix Shares for Cash Only or Cash and Triple Flag Shares – No Section 85 Election	102
Exchange of Maverix Shares – With Section 85 Election	103
Dividends on Triple Flag Shares	104
Dispositions of Triple Flag Shares	105
Capital Gains and Capital Losses	105
Minimum Tax	106
Dissenting Resident Holders	106
Eligibility for Investment	106
Holders Not Resident in Canada	107
Exchange of Maverix Shares and Subsequent Dispositions of Triple Flag Shares	107
Dividends on Triple Flag Shares	108
Dissenting Non-Resident Holders	108

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT	109
Scope of this Disclosure	109
U.S. Federal Income Tax Consequences of the Exchange of Maverix Shares for Triple Flag Shares and/or Cash Consideration Pursuant to the Arrangement	112
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Triple Flag Shares	114
Additional U.S. Federal Tax Considerations	118

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	120

AUDITORS	120

ADDITIONAL INFORMATION	120

APPROVAL OF THE BOARD OF DIRECTORS	121

APPENDIX A ARRANGEMENT RESOLUTION	A-1

APPENDIX B PLAN OF ARRANGEMENT	B-1

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MAVERIX METALS INC.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Maverix for use at the Meeting and any adjournment or postponement thereof. Other than management of Maverix and its authorized agents, no Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to Registered Maverix Shareholders and Beneficial Maverix Shareholders, through intermediaries.

If you hold Maverix Shares through an intermediary, you should contact your intermediary for instructions and assistance in voting and surrendering the Maverix Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at December 2, 2022, except where otherwise noted. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Maverix Shareholders are urged to consult their own professional advisors in connection therewith.

Except where otherwise expressly provided, all amounts in this Circular are stated and will be paid in Canadian currency.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Concerning Triple Flag

The information concerning Triple Flag and its affiliates contained in this Circular has been provided by Triple Flag for inclusion in this Circular, including the pro forma financial statements. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by Triple Flag are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by Triple Flag or any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company, including in respect of the pro forma financial statements. In accordance with the Arrangement Agreement, Triple Flag provided the Company with all necessary information concerning Triple Flag that is required by law to be included in this Circular and ensured that such information does not contain any misrepresentation concerning Triple Flag or its affiliates.

Information for U.S. Maverix Shareholders

The Company is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy rules under the U.S. Exchange Act, and therefore this solicitation is not being effected in accordance with such rules. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Securities Laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Maverix Shareholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Maverix Shareholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate laws and U.S. Securities Laws. The enforcement by Maverix Shareholders of rights, claims and civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that a majority of its officers and Directors are residents of countries other than the United States and that all or substantial portions of the assets of the Company and such other Persons are, or will be, located outside the United States. You may not be able to sue a Canadian company or its officers or Directors in a Canadian court for violations of U.S. Securities Laws. In addition, the courts of Canada may not enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the U.S. Securities Laws and all rules, regulations and orders promulgated thereunder.

The Triple Flag Shares and Replacement Options issuable in exchange for Maverix Shares and Maverix Options, respectively, pursuant to the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on November 30, 2022 and, subject to the approval of the Arrangement by the Maverix Shareholders, a hearing of the application for the Final Order is currently scheduled to take place virtually on January 16, 2023 in the Court, at 9:00 a.m. (Pacific time), or as soon thereafter as counsel may be heard. All Maverix Shareholders and Maverix Optionholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the Section 3(a)(10) Exemption with respect to the Triple Flag Shares and Replacement Options to be issued to Maverix Shareholders and Maverix Optionholders in exchange for their Maverix Shares and Maverix Options, respectively, pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Maverix Optionholders are advised that the Section 3(a)(10) Exemption for the issuance of the Replacement Options in exchange for the Maverix Options does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Triple Flag Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon such exemption, and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Triple Flag Shares issued upon the exercise of Replacement Options outside the United States may be resold by the holders thereof without registration under the U.S. Securities Act, including through sales on the TSX if then available, in accordance with Regulation S under the U.S. Securities Act; provided that such resales may be restricted for any such holder who is an “affiliate” of Triple Flag (other than solely by virtue of status as an executive officer or director of Triple Flag). For more information, see “Securities Law Matters—United States Securities Law Matters”.

This Arrangement and the Triple Flag Shares and Replacement Options to be issued in connection with the Arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority, nor has the United States Securities and Exchange Commission or any other securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular.

Maverix Shareholders in the United States should be aware that the disposition by them of their Maverix Shares and, if applicable, Maverix Options and Maverix RSUs, as described herein, may have tax consequences both in the United States and in Canada. Such consequences for Maverix Shareholders may not be described fully herein. For a general discussion of certain Canadian federal income tax considerations, see “Certain Canadian Federal Income Tax Considerations for Shareholders”. Maverix Shareholders in the United States are advised to see “Certain U.S. Federal Income Tax Consequences of the Arrangement” for a general discussion of certain United States federal income tax considerations, and to consult their independent tax advisors regarding the relevant federal, state, local and foreign tax consequences to them of participating in the Arrangement.

Maverix Shareholders in the United States should be aware that the financial statements and financial information of the Company are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in certain material respects from United States generally accepted accounting principles and SEC auditing and auditor independence standards and thus may not be comparable in all respects to financial statements and information of publicly reporting United States companies.

Forward-Looking Statements

This Circular, including the documents incorporated by reference herein, contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. More particularly and without limitation, this Circular and the documents incorporated by reference herein contain forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of Maverix and Triple Flag in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date of the Arrangement; the anticipated benefits of the Arrangement; the principal steps of the Arrangement; the receipt of the necessary Maverix Shareholder and regulatory approvals; the anticipated tax treatment of the Arrangement for Maverix Shareholders; statements made in, and based upon, the Fairness Opinions; statements relating to the business of Triple Flag, Maverix and the Combined Company after the date of this Circular and prior to, and after, the Effective Time; the strategic vision of Triple Flag; the impact of the Arrangement on employees and local stakeholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares and Replacement Options, as applicable; the delisting of the Maverix Shares from the TSX and the NYSE American; the liquidity of Triple Flag Shares following the Effective Time; Triple Flag’s ability to raise additional financing and the timing, amount and terms thereof; the expected and anticipated ongoing impact of COVID-19 on the business and operations of Maverix and Triple Flag; anticipated developments in the operations of Maverix and Triple Flag; expectations regarding the growth of Triple Flag and the Combined Company; the business prospects and opportunities of Maverix, Triple Flag and the Combined Company; estimates of mineral resources and reserves; the future demand for and prices of commodities; the future size and growth of metals markets; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

In respect of the forward-looking statements and information in this Circular and the documents incorporated by reference herein, the Company has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, Maverix Shareholder and other third party approvals; the listing of the Consideration Shares to be issued in connection with the Arrangement on the TSX and the NYSE; no material adverse change in the market price of gold and silver and other metal prices; no material impact of COVID-19 on the timing or completion of any of the Arrangement or on the operations and workforce of the Company and Triple Flag; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and Triple Flag’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and Triple Flag; sustained labor stability and availability of equipment; the maintenance of positive relations with local groups; favorable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, Maverix Shareholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Triple Flag to obtain the necessary regulatory, Court, Maverix Shareholder and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; if a third party makes a Company Superior Proposal, the Arrangement may not be completed and the Company may be required to pay the Company Termination Payment; if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Company Termination Payment to Triple Flag, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to the Parties’ respective properties; risks related to potential adverse effects of the COVID-19 pandemic, including on the operations and workforce of the Company and the operations and workforce of Triple Flag; risks related to competitive conditions; risks associated with the Parties’ lack of control over mining conditions; risks related to the operations of the Parties; the risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of gold and silver and other metals and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; and the risks discussed under the headings “Risks Related to the Arrangement” and “Risks Related to the Combined Company” and the risks described in the Maverix AIF, the Triple Flag 2021 AIF and the Maverix Interim MD&A, which are incorporated herein by reference.

Maverix Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties is included in reports filed by the Company with the securities commissions or similar authorities in Canada (which are available under the Company’s SEDAR profile at www.sedar.com) and with the SEC in the United States (which are available under the Company’s EDGAR profile at www.sec.gov).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company and Triple Flag undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws. All forward-looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Reference to Financial Information and Additional Information

Financial information provided in the Company’s comparative annual financial statements and MD&A for the year ended December 31, 2021 and in the Company’s comparative quarterly financial statements and MD&A for the three and nine months ended September 30, 2022 is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. You can obtain additional documents related to the Company without charge on SEDAR at www.sedar.com. You can also obtain documents related to the Company without charge by visiting the Company’s website at www.maverixmetals.com.

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

“3(a)(10) Securities” means one or more of, or all of, as applicable, the Consideration Shares and the Replacement Options.

“Affected Securityholders” means, collectively, the Maverix Shareholders, the holders of Maverix Options and the holders of Maverix RSUs.

“affiliate” has the meaning ascribed thereto in the NI 45-106, unless stated otherwise.

“Aggregator” means Triple Flag Mining Aggregator S.à r.l.

“All Cash Consideration” means, for each Maverix Share, US$3.92 in cash.

“All Share Consideration” means, for each Maverix Share, 0.360 of a Triple Flag Share.

“ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“Arrangement” means an arrangement pursuant to section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Triple Flag and Maverix, each acting reasonably.

“Arrangement Agreement” or “Agreement” means the Arrangement Agreement dated November 9, 2022, between Maverix and Triple Flag, including the schedules attached thereto and the Company Disclosure Letter and Triple Flag Disclosure Letter, as further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Maverix Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form and content of Appendix A hereto.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in form and substance satisfactory to Triple Flag and Maverix, each acting reasonably.

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval.

“Beneficial Maverix Shareholder” means a Person who holds Maverix Shares through an Intermediary or who otherwise does not hold Maverix Shares in the Person’s name.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, and Vancouver, British Columbia.

“Canadian Securities Laws” means the Securities Act (British Columbia), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada.

“Cash Adjustment Factor” means a number, rounded to four decimal places, equal to one minus the Share Proration Factor.

“Cash Consideration” means US$0.588 in cash per Maverix Share.

“Cash Electing Shareholder” means a Maverix Shareholder that has validly elected to receive the All Cash Consideration in accordance with “The Arrangement – Elections under the Plan of Arrangement” section of this Circular.

“Cash-out Amount” means in respect of a Maverix Option at any time, the amount, if any, by which the aggregate Payout Value, at that time, of the Maverix Shares subject to the Maverix Option exceeds the aggregate exercise price under the Maverix Option.

“Cash Election” has the meaning ascribed to the term under “The Arrangement – Effect and Details of the Arrangement – Elections under the Plan of Arrangement” in of this Circular.

“Cash Option Election” has the meaning ascribed to the term under “The Arrangement – Effect and details of the Arrangement – Option Election” in of this Circular.

“Cash Proration Factor” means the quotient, rounded to four decimal places, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the Total Elected Cash Consideration.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed.

“CIBC” means CIBC World Markets Inc.

“CIBC Opinion” means an opinion of CIBC, to the effect that the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix E to this Circular.

“Circular” means this management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof.

“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, litigations, actions, suits, assessments, reassessments, investigations, inquiries, audits, or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combined Company” means Triple Flag after completion of the Arrangement.

“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition.

“Company Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Maverix and/or one or more of its wholly-owned Subsidiaries, any proposal, offer, inquiry or expression of interest, whether or not in writing, from any Person or group of Persons acting “jointly or in concert”, other than Triple Flag or its Subsidiaries (or an affiliate of Triple Flag acting jointly or in concert with Triple Flag) after the date of the Arrangement Agreement to directly or indirectly, acquire, sell, or dispose in any manner assets representing 20% or more of the book value of the consolidated assets or contributing 20% or more of the consolidated revenue of Maverix and its Subsidiaries (on a consolidated basis) or 20% or more of any class of voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of Maverix or any one or more of its Subsidiaries, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, take-over bid, issuer bid, exchange offer, treasury issuance, sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture, earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Maverix and/or any of its Subsidiaries or any of their respective securityholders or any other Person, pursuant to which any Person would own directly or indirectly, 20% or more of the voting or equity securities of Maverix or of the surviving entity or the resulting direct or indirect parent of Maverix or the surviving entity, or whether by way of a single or multistep transaction or series of related transactions, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to Triple Flag contemplated by the Arrangement Agreement or the Arrangement.

“Company Benefit Plan” means all plans, arrangements, programs, policies and agreements with respect to the Company or any Company Subsidiary employees or service providers or former employees or former service providers which the Company or any the Company Subsidiary is a party to or bound by or to which the Company or any Company Subsidiary has an obligation to contribute or with respect to which the Company or any Company Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical and/or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance and/or termination pay or any other benefits, other than those benefits provided solely under a statutory plan.

“Company Financial Statements” means Maverix’s audited consolidated financial statements as at and for the year ended December 31, 2021 and consolidated interim financial report for the three month period ended June 30, 2022.

“Company Change in Recommendation” has the meaning ascribed to the term under “The Arrangement Agreement – Non-Solicitation” of this Circular.

“Company Disclosure Letter” means the disclosure letter delivered by Maverix to Triple Flag on the date of the Arrangement Agreement.

“Company In-The-Money-Option” means a Maverix Option where the aggregate fair market value, at that time, of the Maverix Shares subject to such Maverix Option exceeds the aggregate exercise price under the Maverix Option.

“Company In-The-Money-Optionholder” means a holder of Company In-The-Money-Options.

“Company Key Royalty and Stream Agreements” means each of the agreements pursuant to which Maverix holds or proposes to hold the royalty, streaming, net profit, production payment or other interests of Maverix in the El Mochito, La Colorada, Moss, Auramet, Beta Hunt, Converse, Camino Rojo, and Kone projects, and any ancillary documentation relating to such interests or agreements relating to any security interests granted thereunder.

“Company Material Contract” means: (i) each of the Company Key Royalty and Stream Agreements; (ii) any Contract under which Maverix or any Company Subsidiary is obliged to make payments, or is entitled to receive payments in excess of $3,000,000 per annum; (iii) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (iv) any shareholders or stockholders agreements, investor rights or registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Maverix or any Company Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Maverix or any Company Subsidiary; (v) any Contract under which Financial Indebtedness of Maverix or any Company Subsidiary for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Maverix or any of its Subsidiaries is mortgaged, pledged or otherwise subject to an Encumbrance securing indebtedness in excess of $5,000,000; (vi) any Contract under which Maverix or any Company Subsidiary has directly or indirectly guaranteed any liabilities or obligations of any person; (vii) any Contract restricting the incurrence of Financial Indebtedness by Maverix or any Company Subsidiary or the incurrence of Encumbrances on any properties or securities of Maverix or the Company Subsidiaries or restricting the payment of dividends or other distributions; (viii) any Contract that purports to limit in any material respect the right of Maverix or any Company Subsidiary to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (ix) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Company Royalty and Stream Interests or any other property or asset with a fair market value in excess of $5,000,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (x) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $5,000,000, in each case other than in the ordinary course of business; (xi) any Contract providing for indemnification by Maverix or any Company Subsidiary, other than Contracts which provide for indemnification obligations of less than $5,000,000; (xii) any standstill or similar Contract to which Maverix or any Company Subsidiary is a party currently restricting the ability of Maverix to offer to purchase or purchase the assets or equity securities of another person; (xiii) that is a material agreement with a Governmental Entity; or (xiv) any other Contract to which Maverix or any Company Subsidiary is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect.

“Company Out-Of-The-Money-Optionholder” means a holder of Company Out-Of-The-Money-Options.

“Company Out-Of-The-Money-Option” means a Maverix Option that is not a Company In-The-Money-Option.

“Company Permitted Dividends” means, in respect of the Maverix Shares, regular quarterly dividends declared from time to time by the Maverix Board in the ordinary course of business, not exceeding US$0.0125 per Maverix Share per quarter, with a record date occurring on or after the date of the Arrangement Agreement and prior to the Effective Date.

“Company Permitted Encumbrances” means (i) minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or business of Maverix; (ii) undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Maverix; (iii) statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to any Maverix property or served upon Maverix pursuant to Law or that relate to obligations not due (save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable in the ordinary course) or delinquent and (iv) security over deposits, guaranteed investment certificates or similar cash equivalents securing Financial Indebtedness in respect of the Company’s corporate credit cards (“Credit Card Indebtedness”).

“Company Public Disclosure Documents” means all documents filed by the Company on SEDAR or EDGAR on or after January 1, 2020 and the date of the Arrangement Agreement.

“Company Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of the Company in any mining or exploration or development projects, as listed in the Company Disclosure Letter.

“Company Subsidiaries” means, collectively, the Subsidiaries of the Company.

“Company Superior Proposal” means any bona fide unsolicited written Company Acquisition Proposal made by an arm’s length third party after the execution of the Arrangement Agreement to acquire all or substantially all of the assets of Maverix (on a consolidated basis) or 100% of the Maverix Shares and Maverix Preference Shares not beneficially owned by the party making such Company Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Maverix Board determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the meeting of the Maverix Board (a copy of which minutes shall be provided to Triple Flag promptly after such determination by the Maverix Board), (i) complies with securities Laws and did not result from a breach of Article 6 of the Arrangement Agreement or any agreement between the Person making such Company Acquisition Proposal and the Company; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition; (iv) is not subject to a due diligence or access to information condition; (v) in the case of an offer to acquire all of the issued and outstanding Maverix Shares, is made available to all the Maverix Shareholders (other than the party making such proposal) on the same terms and conditions (including as to the form and amount of consideration); (vi) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to the Maverix Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Triple Flag as contemplated by Section 6.2(b) of the Arrangement Agreement); and (vii) is such that failure to recommend such Company Acquisition Proposal to the Maverix Shareholders would be inconsistent with the Maverix Board’s fiduciary duties under applicable Law.

“Company Termination Payment” shall have the meaning ascribed to that term under “The Arrangement Agreement – Termination of Arrangement Agreement – Maverix Termination Payment Event” in this Circular.

“Company Underlying Mineral Properties” means the mineral properties or assets underlying the Company Royalty and Stream Interests.

“Competition Act” means the Competition Act (Canada) and the regulations enacted thereunder.

“Competition Act Approval” means one of (1) the issuance to Triple Flag (or its Subsidiary) of an advance ruling certificate in respect of the transactions contemplated by the Arrangement by the Commissioner under Section 102(1) of the Competition Act; or (2) both of the following have occurred: (i) the expiry, termination or waiver of the applicable waiting period under Part IX of the Competition Act, and (ii) receipt by Triple Flag (or its Subsidiary) of a “no-action letter” from the Commissioner indicating that he does not, at that time, intend to make an application under Section 92 of the Competition Act.

“Confidentiality Agreement” means the confidentiality agreement dated March 9, 2022 between Maverix and Triple Flag.

“Consideration” means, subject to proration, as applicable, the All Cash Consideration and the All Share Consideration.

“Consideration Shares” means the Triple Flag Shares to be issued as part of the Consideration pursuant to the Arrangement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its Subsidiaries, is a party or by which a Party, or any of its Subsidiaries, is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“Depositary” means TSX Trust Company.

“Director” means the director appointed pursuant to section 260 of the CBCA.

“Dissent Rights” shall have the meaning ascribed to that term in Section 5.1(a) of the Plan of Arrangement.

“Dissenting Shareholder” means a Registered Maverix Shareholder who has validly exercised its Dissent Rights and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights, but only in respect of the Maverix Shares in respect of which Dissent Rights are validly exercised by such Registered Maverix Shareholder.

“DOJ” means the Antitrust Division of the United States Department of Justice.

“DRS” means the direct registration system.

“DRS Advices” means the DRS advices held by some Maverix Shareholders representing their Maverix Shares.

“DRS Statement” means a statement evidencing ownership of the DRS security;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC.

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

“Election Deadline” means 5:00 p.m. (Toronto time) on January 9, 2023.

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, but does not include, when such term is used in reference to the Company or any Company Subsidiary, any Company Permitted Encumbrance.

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any Environmental Laws.

“Environmental Laws” means all applicable Laws, whether foreign or domestic, including applicable common law and civil law, relating to pollution or the protection of the natural environment and human health and safety and for the regulation of Hazardous Substances, and includes Environmental Approvals.

“Exchange Ratio” means 0.360, subject to adjustment in accordance with the terms of the Arrangement Agreement.

“Fairness Opinions” means the Raymond James Opinion and the CIBC Opinion.

“Final Order” means the order pursuant to section 192 of the CBCA made after application to the Court approving the Arrangement, in form and substance satisfactory to both Maverix and Triple Flag, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both Maverix and Triple Flag, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (subject to any such amendment being satisfactory to both Maverix and Triple Flag, each acting reasonably).

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (i) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (ii) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (iii) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (iv) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and leaseback arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (v) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (vi) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (vii) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (viii) for any amount raised under any transaction similar in nature to those described in paragraphs (i) to (vii) of this definition, or otherwise having the commercial effect of borrowing money, or (viii) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within paragraphs (i) to (viii) of this definition if the references to the debtor referred to the other Person.

“FTC” means the United States Federal Trade Commission.

“Governmental Entity” means: (i) any supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau, stock exchange, agency or self-regulatory organization, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing.

“Hazardous Substances” means any contaminant, pollutant, dangerous substance, liquid waste, industrial waste, hauled liquid waste, toxic substance, special waste, hazardous waste, hazardous material or hazardous substance as defined in, regulated by or pursuant to any Environmental Laws.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“HSR Act Approval” means, in respect of the HSR Act, all applicable waiting periods, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement shall have expired or otherwise been terminated.

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including, without limitation, and “include” and “includes” have a corresponding meaning.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA providing for, among other things, the calling and holding of the Meeting, as such may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both Maverix and Triple Flag, each acting reasonably) and attached as Appendix C to this Circular.

“Intermediary” means, collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

“In the Money Amount” means in respect of a Maverix Option or a Replacement Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the Maverix Shares subject to the Maverix Option or the Triple Flag Shares subject to the Replacement Option, as applicable, exceeds the aggregate exercise price under the Maverix Option or Replacement Option, as applicable.

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations enacted thereunder.

“Investor Rights Agreement” has the meaning ascribed to that term under “Appendix G – Information Concerning the Combined Company” in this Circular.

“Laurel Hill” means the Laurel Hill Advisory Group, Maverix’s proxy solicitation agent.

“Law” or “Laws” means, with respect to any Person, any and all laws (including statutory, common, civil or otherwise), constitution, treaty, by-laws, statutes, rules, regulations, principles of law, orders, injunctions, ordinances, awards, decrees, rulings, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that are binding upon or applicable to such Person or its business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal and election form to be sent to the Maverix Shareholders for use in connection with the Arrangement.

“Locked-up Shareholders” means the Maverix Principal Shareholders and certain of the directors and officers of Maverix who have entered into the Maverix Voting Support Agreements.

“Liabilities” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise.

“Material Adverse Effect” means, in respect of Maverix or Triple Flag, any one or more changes, effects, events, developments, occurrences, states of facts or circumstances, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to (a) the business, affairs, operations, results of operations, assets (tangible or intangible), properties, capitalization, condition (financial or otherwise) or Liabilities of a Party and its Subsidiaries, on a consolidated basis, or (b) the ability of a Party to perform its obligations hereunder and consummate the transactions contemplated hereby, except, in the case of (a), in respect of such changes, effects, events, developments, occurrences, states of facts or circumstances resulting from or arising in connection with or related to:

(i)	the global economy or securities, banking, currency or, financial markets;

(ii)	conditions or effects that generally affect the industries in which a Party operates;

(iii)	customary seasonal fluctuations of the businesses of a Party;

(iv)	any regional, national or international economic, financial, social or political conditions (including changes therein);

(v)	the actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, disasters, an outbreak or escalation of hostilities, disease, war, acts of terrorism, political instability or any other national, international or regional calamity, crisis, emergency, epidemic, pandemic (including the COVID-19 pandemic), or natural disaster, act of God or any governmental or other response to any of the foregoing, in each case whether or not involving Canada, the United States of America or any other region where the Parties or any Subsidiary conducts business or has operations;

(vi)	any hostilities or acts of war in the Ukraine or a worsening or escalation thereof;

(vii)	changes in interest, currency or exchange rates or the price of any commodity, security or market index;

(viii)	changes in legal or regulatory conditions, including changes or proposed changes in Laws or accounting principles or requirements, or standards, interpretations or enforcement thereof, in each case after the date of the Arrangement Agreement;

(ix)	the execution, announcement, performance or existence of the Arrangement Agreement or the transactions contemplated hereby or the identity of the Parties or any of their respective affiliates or financing sources;

(x)	compliance with the terms and conditions of the Arrangement Agreement by the Parties or actions or omissions consented to in writing by the Parties;

(xi)	in the case of Maverix, any breach of the Arrangement Agreement by Triple Flag, or in the case of Triple Flag, any breach of the Arrangement Agreement by Maverix;

(xii)	any change in the market price or trading volume of any securities of a Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(xiii)	the failure of a Party to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of production, revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred), except, in the case of each of clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), to the extent such change, event, occurrence, circumstance or development has a disproportionate effect on the Party, taken as a whole, compared to other participants in the industries in which the Party conducts business and then only to the extent of such disproportionate effect. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of a Party, taken as a whole, and not against any forward-looking statements, financial projections or forecasts of a Party;

“Maverix” or “Company” means Maverix Metals Inc., a corporation amalgamated and existing under the laws of Canada.

“Maverix AIF” has the meaning ascribed to that term under “Appendix I – Information Concerning Maverix” in this Circular.

“Maverix Annual Financial Statements” has the meaning ascribed to that term under “Appendix I – Information Concerning Maverix” in this Circular.

“Maverix Annual MD&A” has the meaning ascribed to that term under “Appendix I – Information Concerning Maverix” in this Circular.

“Maverix Board” means the board of directors of the Maverix.

“Maverix Interim Financial Statements” has the meaning ascribed to that term under “Appendix I – Information Concerning Maverix” in this Circular.

“Maverix Interim MD&A” has the meaning ascribed to that term under “Appendix I – Information Concerning Maverix” in this Circular.

“Maverix Option Plan” means the Maverix Metals Inc. Stock Option and Compensation Plan, amended on May 13, 2021, providing for the granting of the Maverix Options.

“Maverix Optionholders” means, at any time, the holders of Maverix Options.

“Maverix Options” means stock options granted under, or governed by, the Maverix Option Plan. “Maverix Preference Shares” means the preference shares in the capital of Maverix.

“Maverix Principal Shareholders” means each of Newmont Corporation and Pan American Silver Corp. and each officer and Director of the Company.

“Maverix RSU Plan” means the Maverix Metals Inc. Amended and Restated Restricted Share Unit Plan, effective May 14, 2019 and amended and restated on June 30, 2020, providing for the granting of the Maverix RSUs.

“Maverix RSUs” means restricted share units granted under, or governed by, the Maverix RSU Plan. “Maverix Shareholders” means, at any time, the holders of Maverix Shares.

“Maverix Shares” means common shares in the capital of Maverix.

“Maverix Voting Support Agreements” means the voting and support agreements dated November 9, 2022 executed by Triple Flag and each of the Maverix Principal Shareholders and certain directors and officers of Maverix (including all amendments thereto) setting forth the terms and conditions upon which they have agreed, among other things, to vote their Maverix Shares in favour of the Arrangement Resolution.

“Maverix Warrants” means the 5,000,000 issued and outstanding common share purchase warrants issued by Maverix to Newmont Canada Corporation.

“Maximum Cash Consideration” has the meaning ascribed to that term under “The Arrangement—Plan of Arrangement—Proration of Consideration – Cash Proration” in this Circular.

“Maximum Share Consideration” has the meaning ascribed to that term under “The Arrangement—Plan of Arrangement—Proration of Consideration – Share Proration” in this Circular.

“MD&A” means management’s discussion and analysis.

“Meeting” means the special meeting, including any adjournment or postponement thereof, of the Maverix Shareholders to be held to consider and, if deemed advisable, to approve, the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Minority Maverix Shareholder” means the votes cast by Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, other than votes attached to Maverix Shares required to be excluded pursuant to Multilateral Instrument 61-101.

“NCIB” has the meaning ascribed to that term under “Appendix F – Information Concerning Triple Flag” in this Circular.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects. “NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

“Notice of Meeting” means the Company’s Notice of Special Meeting of Maverix Shareholders dated at Vancouver, British Columbia as of December 2, 2022.

“NYSE” means the New York Stock Exchange.

“NYSE American” means the NYSE American stock exchange.

“Omolon Interests” means, collectively, the interests of the Company and the Company Subsidiaries in (i) the Share Purchase Agreement between Kinam Magadan Gold Corporation and OAO “Polymetal” dated December 7, 2007, as assigned to Maverix Metals (Nevada) Inc. pursuant to the Agreement to Assign Restricted Royalty Assets – Omolon among Kinam Magadan Gold Corporation, Kinross Gold Corporation and Maverix Metals (Nevada) Inc. dated December 19, 2019, (ii) the Debenture dated October 1, 2021 between the Company and Omolon Gold Mining Company LLC, and (iii) the Agreement dated October 1, 2021 between the Company and PMTL Holdings Limited.

“Option Election Form” means the election form sent by Triple Flag pursuant to which, among other things, Company In-The-Money-Optionholders may elect to receive in accordance with the election procedures set out in Section 3.5 of the Plan of Arrangement, the Cash Option Election or the Share Option Election.

“Outside Date” means March 9, 2023; notwithstanding the foregoing, (i) if the Effective Date has not occurred on or prior to March 9, 2023 as a result of the failure to satisfy the condition set forth in Section 5.3(f) of the Arrangement Agreement, the Outside Date shall be automatically extended by 20 Business Days from March 9, 2023 without any further action by the Parties, and (ii) if the HSR Act Approval and the Competition Act Approval have not been obtained by March 9, 2023, either Party may provide written notice to the other requesting a reasonable extension to the Outside Date in order to permit the receipt of the HSR Act Approval and the Competition Act Approval, provided that such Party has been working diligently to obtain such approval and the other Party shall in good faith consider and not unreasonably refuse such request.

“Parties” and “Party” means Maverix and Triple Flag.

“Payout Letters” means, with respect to the Financial Indebtedness of Maverix (other than its Credit Card Indebtedness), letters from the holders of such Financial Indebtedness to Maverix, in form and substance satisfactory to Triple Flag, acting reasonably, which, among other things: (i) set forth the full outstanding amount of such Financial Indebtedness as at the Effective Date, including any interest, break fees, and related costs; (ii) specify the wire transfer details for the payment of such amount; (iii) confirm that upon receipt of such amount, all Encumbrances and related guarantees in favour of such holder, other than Permitted Encumbrances, shall be released and discharged and all obligations of Maverix in respect of such Financial Indebtedness shall be satisfied and fully released; and (iv) authorize Triple Flag and its counsel to file discharges of any registration in respect of any Encumbrances (other than Permitted Encumbrances), as the case may be.

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the Triple Flag Share VWAP.

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix B and any amendments or variation thereto made in accordance with Article 7 of the Plan of Arrangement or Section 7.1 of the Arrangement Agreement.

“Pre-Acquisition Reorganization” has the meaning ascribed to that term under “Appendix G – Information Concerning the Combined Company” in this Circular.

“Pre-Emptive Right” has the meaning ascribed to that term under “Appendix G – Information Concerning the Combined Company” in this Circular.

“Principal Shareholders” has the meaning ascribed to that term under “Appendix G – Information Concerning the Combined Company” in this Circular.

“Raymond James” means Raymond James Ltd.

“Raymond James Opinion” means an opinion of Raymond James, to the effect that the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix E to this Circular.

“Record Date” means the record date for determining the Maverix Shareholders entitled to receive notice of and to vote at the Meeting, being the close of business on December 2, 2022 (Pacific time) pursuant to the Interim Order.

“Registered Maverix Shareholder” means a registered holder of Maverix Shares as recorded in the shareholder register of the Company.

“Replacement Option” means an option to purchase a Triple Flag Share having the terms and conditions determined in accordance with “The Arrangement—Plan of Arrangement” in this Circular

“Required Maverix Shareholder Approval” means the approval of the Arrangement Resolution of at least (i) 66 2/3% of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Minority Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

“Resident Holder” has the meaning ascribed to that term under “Certain Canadian Income Tax Considerations for Shareholders—Residents of Canada” in this Circular.

“Sanctions” means any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), Global Affairs Canada, the EU or any member state thereof, the UK or other applicable sanctions authority.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the issuance of 3(a)(10) Securities under the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

“Securities Authorities” means collectively, the British Columbia Securities Commission, the Ontario Securities Commission and any other applicable securities regulatory authorities in the provinces and territories of Canada.

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, the U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

“Senior Officer” means Daniel O’Flaherty, Ryan McIntyre, Matt Fargey, Brendan Pidcock, Brent Bonney, and Warren Beil.

“Share Adjustment Factor” means a number, rounded to four decimal places, equal to one minus the Cash Proration Factor.

“Share Consideration” means 0.306 of a Triple Flag Share per Maverix Share.

“Share Electing Shareholder” means a Maverix Shareholder that has validly elected to receive the All Share Consideration.

“Share Election” has the meaning ascribed to that term under “The Arrangement—Plan of Arrangement— Elections under the Plan of Arrangement” in this Circular.

“Share Option Election” has the meaning ascribed to that term under “The Arrangement—Plan of Arrangement—Option Election” in this Circular.

“Share Proration Factor” means the quotient, rounded to four decimal places, the numerator of which is the Maximum Share Consideration, and the denominator of which is Total Elected Share Consideration.

“Strategic Committee” means the strategic committee of independent Directors of the Maverix Board.

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators in effect on the date of the Arrangement Agreement, and “Subsidiaries” means more than one Subsidiary.

“Tax” or “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or other governmental pension plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest, penalties, additional amounts or additions to tax imposed by any Governmental Entity with respect to the foregoing.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Total Elected Cash Consideration” has the meaning ascribed to that term under “The Arrangement—Plan of Arrangement—Proration of Consideration – Cash Proration” in this Circular.

“Total Elected Share Consideration” has the meaning ascribed to that term under “The Arrangement—Plan of Arrangement—Proration of Consideration – Share Proration” in this Circular.

“Transaction Regulatory Approvals” has the meaning ascribed to that term under “The Arrangement Agreement – Regulatory Approvals”.

“Triple Flag” or “Purchaser” means Triple Flag Precious Metals Corp., a corporation incorporated under the laws of Canada.

“Triple Flag Disclosure Letter” means the letter dated as of the date of the Arrangement Agreement, delivered by Triple Flag to Maverix pursuant to Section 3.4 of the Arrangement Agreement with respect to certain matters in the Arrangement Agreement.

“Triple Flag Interim Financial Statements” has the meaning ascribed to that term under “Appendix F – Information Concerning Triple Flag” in this Circular.

“Triple Flag Interim MD&A” has the meaning ascribed to that term under “Appendix F – Information Concerning Triple Flag” in this Circular.

“Triple Flag Investor Rights Agreement” means the investor rights agreement dated as of May 26, 2021 between Triple Flag, on the one hand, and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. and Triple Flag Mining Elliott and Management Co-Invest LP, on the other hand.

“Triple Flag Material Contract” means: (i) any Contract under which Triple Flag or any Triple Flag Subsidiary is obliged to make payments, or receives payments in excess of $9,000,000 per annum; (ii) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (iii) any shareholders or stockholders agreements, investor rights or registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Triple Flag or any Triple Flag Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Triple Flag or any Triple Flag Subsidiary; (iv) any Contract under which Financial Indebtedness of Triple Flag or any Triple Flag Subsidiary for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Triple Flag or any Triple Flag Subsidiary is mortgaged, pledged or otherwise subject to an Encumbrance securing Financial Indebtedness in excess of $15,000,000; (v) any Contract under which Triple Flag or any Triple Flag Subsidiary has directly or indirectly guaranteed any liabilities or obligations of any person; (vi) any Contract restricting the incurrence of Financial Indebtedness by Triple Flag or any Triple Flag Subsidiary or the incurrence of Encumbrances on any properties or securities of Triple Flag or Triple Flag Subsidiaries or restricting the payment of dividends or other distributions; (vii) any Contract that purports to limit in any material respect the right of Triple Flag or any Triple Flag Subsidiary to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (viii) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset with a fair market value in excess of $15,000,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (ix) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $15,000,000, in each case other than in the ordinary course of business; (x) any standstill or similar Contract to which Triple Flag or any Triple Flag Subsidiary is a party currently restricting the ability of Triple Flag to offer to purchase or purchase the assets or equity securities of another person (other than confidentiality or non-disclosure agreements entered into in the ordinary course of business); (xi) that is a material agreement with a Governmental Entity; or (xii) any other Contract to which Triple Flag or any Triple Flag Subsidiary is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect.

“Triple Flag Preferred Shares” means the preferred shares in the capital of Triple Flag.

“Triple Flag Public Disclosure Documents” means all documents filed by Triple Flag on SEDAR or EDGAR on or after January 1, 2020 and before the date hereof;

“Triple Flag Representatives” means, collectively, any officer, director, employee, representative, advisor or agent of Triple Flag or any of the Triple Flag Subsidiaries.

“Triple Flag Response Period” shall have the meaning ascribed to the term in “The Arrangement Agreement – Non-Solicitation –Notice of Company Superior Proposal Determination” in this Circular.

“Triple Flag Shareholder Approval” means the approval of the Triple Flag Shareholders’ of the issuance of Triple Flag Shares pursuant to the Arrangement, as required by section 611 of the TSX Company Manual, which approval shall be obtained by way of written consent of Aggregator and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l., in accordance with section 604(d) of the TSX Company Manual.

“Triple Flag Shareholders” means, at any time, the holders of Triple Flag Shares and Triple Flag Preferred Shares.

“Triple Flag Shares” means the common shares in the capital of Triple Flag.

“Triple Flag Share VWAP” means the volume weighted average price on the New York Stock Exchange of the Triple Flag Shares for a five trading day period, starting with the opening of trading on the seventh trading day prior to the Effective Date to the closing of trading on the third trading day prior to the Effective Date, as reported by Bloomberg.

“Triple Flag Subsidiaries” means, collectively, the Subsidiaries of Triple Flag.

“Triple Flag 2021 AIF” has the meaning ascribed to that term under “Appendix F – Information Concerning Triple Flag” in this Circular.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended. “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, the U.S. Investment Company Act, any applicable U.S. federal securities laws, rules and regulations and any applicable U.S. state securities laws.

“VIF” means voting instruction form.

“VWAP” means volume weighted average price.

SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference herein. Capitalized terms in this summary have the meaning set out in the “Glossary of Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov):

Date, Time and Place of Meeting	The Meeting is being held in a virtual-only format on January 12, 2023 at 10:00 a.m. (Pacific time). The Meeting will be hosted online by way of a live audio webcast. Maverix Shareholders will not be able to attend the Meeting in person.

Maverix Shareholders who wish to attend the Meeting virtually can do so by visiting https://virtual-meetings.tsxtrust.com/1421 (password: mmx2023 (case sensitive)) and logging in at least fifteen (15) minutes prior to the start of the Meeting. Maverix Shareholders unable to attend the Meeting virtually will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on Maverix’s website.

The Record Date	The Record Date for determining the Maverix Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Pacific time) on December 2, 2022.

Purpose of the Meeting	At the Meeting, Maverix Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require approval of at least (i) 66 2/3 % of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Minority Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting (the “Required Maverix Shareholder Approval”).

The Arrangement	The purpose of the Arrangement is to effect the acquisition by Triple Flag of Maverix. If the Arrangement Resolution is approved with the Required Maverix Shareholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA.

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix B to this Circular:

At the Effective Time, each of the following transactions shall occur and shall be deemed to occur on and subject to the terms set out in the Plan of Arrangement:

(a)           all Maverix Shares held by Dissenting Shareholders shall be deemed to have been assigned and transferred (free and clear of all Encumbrances) to Triple Flag in exchange for a debt claim against Triple Flag in an amount determined in accordance with Section 5.1 of the Plan of Arrangement:

(i)            such Dissenting Shareholders shall cease to be the holders of such Maverix Shares and to have any rights as Maverix Shareholders other than the right to be paid the fair value for such Maverix Share as set out in Section 5.1 of the Plan of Arrangement;

(ii)           the name of each such holder will be removed as a Maverix Shareholder from the registers of Maverix Shareholders maintained by or on behalf of Maverix in respect of the Maverix Shares; and

(iii)          the holder of each such Maverix Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Maverix Share;

(b)          each Maverix Shareholder shall transfer to Triple Flag each whole Maverix Share held (other than any Maverix Share acquired by Triple Flag from a Dissenting Shareholder under step (b) above) in exchange for:

(i)            in the case of Maverix Share for which the Cash Election was made under Section 3.2(a)(i) of the Plan of Arrangement, the All Cash Consideration; and

(ii)           in the case of a Maverix Share for which the Share Election was made under Section 3.2(a)(ii) of the Plan of Arrangement or deemed to have been made under Sections 3.2(b) of the Plan of Arrangement, the All Share Consideration;

in each case subject to proration in accordance with Section 3.3 and section 3.4 of the Plan of Arrangement, and in respect of the Maverix Shares so transferred (i) the Maverix Shareholder shall cease to be the holder thereof; (ii) the name of the Maverix Shareholder shall be removed from the register maintained by or on behalf of Maverix in respect of the Maverix Shares; (iii) the Maverix Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof; and (iv) the name of Triple Flag shall be added to the register maintained by or on behalf of Maverix in respect of the Maverix Shares as the holder thereof.

 (c)       simultaneously:

(i)             each Company In-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Maverix Option Plan, will be deemed to be unconditionally vested and exercisable, and such Maverix Option will,

(A)           in the case of a Company In-The-Money-Option for which the Cash Option Election was made under Section 3.5(a)(i) of the Plan of Arrangement, without any further action by or on behalf of a holder of Maverix Options, be assigned, transferred, and disposed of by the Company In-The-Money-Optionholder to Maverix in consideration for a cash payment from Maverix equaling the Cash-out Amount for such Maverix Option, in each case, less applicable withholdings, and such Maverix Option will be immediately canceled; or

(B)           in the case of a Company In-The-Money-Option for which the Share Option Election was made under Section 3.5(a)(ii) of the Plan of Arrangement, without any further action by or on behalf of a holder of Maverix Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time, such number of Triple Flag Shares equal to (1) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable Expiry Date (as defined in the Maverix Option Plan); and

(ii)            each Company Out-Of-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Maverix Option Plan, will be deemed to be unconditionally vested and exercisable, and such Maverix Option will without any further action by or on behalf of a holder of Maverix Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time, such number of Triple Flag Shares equal to (1) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount (if any) of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable Expiry Date (as defined in the Maverix Option Plan); and

(d)           each Maverix RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Maverix RSU Plan or any applicable grant letter, employment agreement (or similar agreement) or any resolution or determination of the Maverix Board (or any committee thereof), shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Maverix in exchange for a cash payment from Maverix in the amount equal to the Payout Value, subject to Section 6.3 of the Plan of Arrangement, and each such Maverix RSU shall immediately be cancelled.

See “The Arrangement – Effect and Details of the Arrangement – General” in this Circular.

Effect of the Arrangement	Pursuant to the Arrangement, all the issued and outstanding Maverix Shares (other than any Maverix Shares acquired by Triple Flag from a Dissenting Shareholder under Section 3.1(a) of the Plan of Arrangement) will be transferred to Triple Flag in exchange for either (a) the All Cash Consideration, in each case subject to proration in accordance with Section 3.3 of the Plan of Arrangement or (b) the All Share Consideration, in each case subject to proration in accordance with Section 3.3 of the Plan of Arrangement. Each Maverix Shareholder may indicate (i) the number of Maverix Shares for which such shareholder elects to receive the All Cash Consideration and (ii) the number of Maverix Shares for which such shareholder elects to receive the All Share Consideration, subject to proration.

See also “The Arrangement — Effect and Details of the Arrangement — General” in this Circular.

Effect on Maverix Options	Each Company In-The-Money-Option shall have the option to elect for the Cash Option Election or the Share Option Election.

Each Company Out-Of-The-Money Option will be deemed unconditionally vested and exercisable and be exchanged for a vested Replacement Option.

As at the date hereof, an aggregate of 4,336,647 Maverix Options are outstanding.

See also “The Arrangement — Effect and Details of the Arrangement — General” in this Circular.

Effect on Maverix RSUs	Each Maverix RSU outstanding immediately prior the Effective Time (whether vested or unvested) will be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount of the Payout Value, subject to Section 6.3 of the Plan of Arrangement and each such Maverix RSU will immediately be cancelled.

As at the date hereof, an aggregate of 608,260 Maverix RSUs are outstanding.

See also “The Arrangement — Effect and Details of the Arrangement — General” in this Circular.

Extinction of Rights	If any former Maverix Shareholder fails to deliver to the Depositary the certificates, document or instruments required to be delivered to the Depositary under the Plan of Arrangement in order for such former Maverix Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to the Plan of Arrangement, or any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement has not been deposited or has been returned to the Depositary or the Company or otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, then on the sixth (6th) anniversary of the Effective Date (i) such former Maverix Shareholder shall be deemed to have donated and forfeited to Triple Flag or its successors, all such Consideration held by the Depositary as agent for such former holder to which such former holder is entitled, (ii) any right or claim to payment that remains outstanding shall cease to represent a right or claim of any kind or nature, (iii) any certificate or other documentation representing Maverix Shares formerly held by such former Maverix Shareholder shall cease to represent a right or claim of any kind or nature, and (iv) the Maverix Shares which such former Maverix Shareholder was entitled to receive shall be automatically transferred to Triple Flag and any certificates, documents or other instruments representing such Maverix Shares held by the Depositary, shall be delivered by the Depositary to Triple Flag for cancellation and the interest of such former Maverix Shareholder in such Triple Flag Shares shall be cancelled.

Recommendation of the Maverix Board and Strategic Committee	Recommendation of the Maverix Board and the Strategic Committee
The Strategic Committee has advised the Maverix Board that, after careful consideration of the Fairness Opinions and such other matters as it considered relevant, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) other strategic alternatives and options available to the Company, (iv) the impact of the Arrangement on other stakeholders of the Company, and (v) evaluating the Arrangement with management and its legal and financial advisors, it has unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair to Maverix Shareholders and has unanimously recommended to the Maverix Board that it authorize and approve the Company’s entrance into the Arrangement and the performance of its obligations thereunder.

The Maverix Board, after careful consideration, including a thorough review of the Arrangement Agreement and the Fairness Opinions and other matters, and taking into account the best interests of the Company, and after evaluating the Arrangement with management and its financial and legal advisors, and upon the unanimous recommendation of the Strategic Committee, has unanimously determined the Arrangement is in the best interests of the Company and is fair to Maverix Shareholders and that it is advisable and in the best interests of the Company to approve the entrance into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters, and has unanimously approved the Arrangement. Accordingly, the Maverix Board unanimously recommends that the Maverix Shareholders vote FOR the Arrangement.

See “The Arrangement – Background to the Arrangement” in this Circular.

Background to the Arrangement	The Arrangement Agreement is the result of arm’s length negotiations among representatives of Maverix and Triple Flag and their respective legal advisors, as more fully described herein. A summary of the material events, meetings, negotiations and discussions between representatives of Maverix and Triple Flag that preceded the execution on November 9, 2022 and subsequent public announcement of the Arrangement Agreement is included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement	In the course of their evaluation, the Maverix Board carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

Premium to Maverix Shareholders – The Consideration represents a premium of 10% and 22% to the closing price and the 10-day VWAP, respectively, of Maverix Shares on the NYSE American as at November 9, 2022. The total equity value pursuant to the Arrangement is approximately US$606 million on a fully diluted basis.

Optionality of Maverix Shareholders – The Maverix Shareholders have the option to receive either (a) US$3.92 in cash for each Maverix Share held or (b) 0.360 of a Triple Flag Share for each Maverix Share held, in each case, subject to proration.

Maverix Shareholders Retain Ability to Participate in Combined Entity – By having the ability to elect to receive Triple Flag Shares under the Arrangement, Maverix Shareholders will have an opportunity to retain exposure to the combined entity’s diversified portfolio of currently paying streams and royalties, enhanced development pipeline, broadened shareholder base and expanded scale.

Fairness Opinions – The Raymond James Opinion and the CIBC Opinion conclude that, as of the respective dates and subject to and based on the respective considerations, assumptions, qualifications and limitations described therein, the Consideration is fair, from a financial point of view, to the Maverix Shareholders. See “The Arrangement – Fairness Opinions” in this Circular.

Acceptance by Directors and Senior Officers – Pursuant to the Maverix Voting Support Agreements, the directors and senior officers of the Company have agreed to vote all of their Maverix Shares, including any Maverix Shares issuable upon exercise of Maverix Options, in favour of the Arrangement.

Ability to Respond to Unsolicited Superior Proposals – Under the terms of the Arrangement Agreement, the Maverix Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a Company Superior Proposal under the Arrangement Agreement.

Negotiated Transaction – The Arrangement Agreement is the result of a comprehensive negotiation process with Triple Flag that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Strategic Committee and its legal and financial advisors. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Strategic Committee.

Shareholder Approval – The Arrangement must be approved by at least (i) 66 2/3 % of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Minority Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

Regulatory Approval – The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Maverix Shareholders.

Dissent Rights – The terms of the Plan of Arrangement provide that registered shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Maverix Shares.

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Maverix Voting Support Agreements	The Locked-up Shareholders have entered into the Maverix Voting Support Agreements with Triple Flag pursuant to which they have agreed to vote all of the Maverix Shares held by them in favour of the Arrangement Resolution. As of the date hereof, the Locked-up Shareholders hold approximately 54.76% of the Company’s outstanding voting securities that will have voting rights at the Meeting.

See “The Arrangement – Maverix Voting Support Agreements” in this Circular.

Conditions to Completion of the Arrangement	The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by the Company or Triple Flag, as applicable, at or prior to the Effective Date, including the following:

(a)	receipt of the Interim Order and the Final Order;

(b)	the approval of the Arrangement Resolution with the Required Maverix Shareholder Approval at the Meeting;

(c)	the Triple Flag Shareholder Approval shall have been obtained;

(d)	receipt of conditional approval by the TSX and the NYSE of the listing of the Consideration Shares;

(e)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms thereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Triple Flag or Maverix;

(f)	(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the Laws of any jurisdiction which Triple Flag and Maverix reasonably determine to be applicable, including the HSR Act Approval and the Competition Act Approval, and (ii) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to, have a Material Adverse Effect on Triple Flag or Maverix or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are satisfactory to Triple Flag and Maverix, each acting reasonably;

(g)	the distribution of Triple Flag Shares in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws;

(h)	the representations and warranties of Maverix and Triple Flag contained in the Arrangement Agreement being true and correct as of the Effective Date, subject to certain qualifications;

(i)	compliance in all material respects by Maverix and Triple Flag with all covenants required to be performed under the Arrangement Agreement, subject to certain qualifications;

(j)	no Material Adverse Effect having occurred on the Company or Triple Flag;

(k)	Triple Flag shall have amended the Triple Flag Investor Rights Agreement;

(l)	Dissent Rights not having been exercised in respect of more than 5% of the Maverix Shares; and

(m)	Maverix shall have delivered the Payout Letters and evidence reasonably satisfactory to Triple Flag of the release and valid discharge of all Encumbrances, other than Company Permitted Encumbrances.

See “The Arrangement Agreement – Conditions to Closing” in this Circular.

Non-Solicitation	In the Arrangement Agreement, the Company has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire the Company or its assets and will give prompt notice to Triple Flag should the Company receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal.

Fairness Opinions	Each of the Raymond James Opinion and the CIBC Opinion conclude that, as of their respective dates and subject to and based on the considerations, assumptions, qualifications and limitations described therein, the Consideration is fair, from a financial point of view, to the Maverix Shareholders. The Maverix Board and the Strategic Committee considered the compensation arrangements with Raymond James and CIBC, respectively, and Raymond James’ and CIBC’s respective independence from Maverix and Triple Flag when considering the Raymond James Opinion and the CIBC Fairness Opinion, respectively.

See “The Arrangement – Fairness Opinions” in this Circular and in Appendix E.

Termination of Arrangement Agreement	The Company and Triple Flag may agree to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. In addition, the Company or Triple Flag may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specific events occur. Depending on the termination event, the Company Termination Payment or expense reimbursements may be payable by the Company.

See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

Letter of Transmittal	A Letter of Transmittal is enclosed with this Circular. The Letter of Transmittal includes an election form that sets out the procedure to be followed by Registered Maverix Shareholders (“Depositing Shareholders”) to elect to receive either (a) the All Cash Consideration, or (b) the All Share Consideration, in each case, subject to proration, for each Maverix Share held and provides for the deposit of their Maverix Shares (the “Deposited Securities”). Each Maverix Shareholder may indicate (i) the number of Deposited Securities for which such shareholder elects to receive All Cash Consideration and (ii) the number of Deposited Securities for which such shareholder elects to receive the All Share Consideration, subject to proration. If the Arrangement becomes effective, in order to receive the cash, or physical certificate(s) or DRS Advice representing Triple Flag Shares in exchange for the Deposited Securities to which the Depositing Shareholder is entitled under the Plan of Arrangement, a Depositing Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advices representing its Deposited Securities and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Deposited Securities to the holders thereof as soon as reasonably practicable at the address specified in the Letter of Transmittal. Maverix Shareholders whose Maverix Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

See “The Arrangement – Letter of Transmittal” in this Circular.

Election and Proration Provisions	The Letter of Transmittal contains an election form, which Maverix Shareholders may use to elect to receive either (a) the All Cash Consideration, or (b) the All Share Consideration, in each case, subject to proration, in exchange for their Maverix Shares. Such election MUST be made by the Election Deadline. If a Maverix Shareholder fails to submit an election by the Election Deadline or chooses not to submit an election, each such Maverix Shareholder will be deemed to have elected the All Share Consideration.

The Plan of Arrangement provides that there is a maximum aggregate amount of All Cash Consideration and All Share Consideration to be paid to electing Maverix Shareholders equal to 15% and 85%, respectively, of the total Consideration. If Maverix Shareholders collectively elect to receive the All Cash Consideration in excess of the Maximum Cash Consideration, the All Cash Consideration will be subject to proration. If Maverix Shareholders collectively elect to receive the All Share Consideration in excess of the Maximum Share Consideration, the All Share Consideration will be subject to proration.

None of Maverix, Triple Flag or the Depositary are liable for failure to notify Maverix Shareholders who do not properly complete an election or their Letter of Transmittal or who otherwise make a deficient deposit with the Depositary.

Maverix Shareholders whose Maverix Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Maverix Shares.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) and DRS Advices representing the Deposited Securities and any other required documents to the Depositary as soon as possible.

The use of mail to transmit certificates representing the Deposited Securities and the Letter of Transmittal is at each holder’s risk. The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Maverix for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

For additional information, see “The Arrangement — Procedure for Exchange of Maverix Shares”

Court Approval of the Arrangement	Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Maverix will apply to the Court for the Final Order, to be held virtually in the Court, at 9:00 a.m. (Pacific time) or as soon thereafter as counsel may be heard. Please see “The Arrangement – Court Approval of the Arrangement” as well as the Notice of Application attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, the Parties may determine not to complete the transaction contemplated by the Arrangement Agreement.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Stock Exchange Approval	The Triple Flag Shares are listed on the TSX and the NYSE and it is a condition of the Arrangement that the Consideration Shares to be issued are listed on the TSX and the NYSE, subject only to the satisfaction of the customary listing conditions of the TSX and the NYSE.

Regulatory Approvals	The completion of the Arrangement is subject to certain approvals with respect to the Competition Act (Canada).

Competition Act Approval

The Competition Act requires that, subject to limited exceptions, parties to a Notifiable Transaction cannot complete such transaction until the earlier of (i) the expiry of the applicable waiting period under the Competition Act, or (ii) the date that an ARC or “no-action” letter has been issued by the Commissioner in respect of the Arrangement.

The Arrangement is a Notifiable Transaction and constitutes a “merger” for the purposes of the Competition Act. The Commissioner issued a “no-action” letter in respect of the Arrangement on December 5, 2022.

HSR Act Approval

Under the terms of the Arrangement Agreement, the Arrangement cannot be completed until, in respect of the HSR Act, all applicable waiting periods, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement have expired or otherwise been terminated. HSR notification and report forms were filed with the FTC and the DOJ on November 21, 2022, and the applicable waiting period under the HSR Act is expected to expire at 11:59 p.m. Eastern time on December 21, 2022 in the event that the parties do not receive a request for additional information or documentary material.

See “The Arrangement – Transaction Regulatory Approvals” for more information.

Rights of Dissent	Registered Maverix Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Maverix Shareholder who wishes to dissent must ensure that: (a) a Notice of Dissent is received by Blake, Cassels & Graydon LLP, Attention: ryan.morris@blakes.com by not later than 10:00 a.m. (Pacific time), at least two Business Days prior to the date of the Meeting (or any adjournment or postponement of the Meeting); and (b) the Registered Maverix Shareholder must have otherwise complied with the dissent procedures.

See “The Arrangement – Dissenting Shareholders’ Rights” in this Circular.

Interests of Certain Directors and Executive Officers of Maverix in the Arrangement	In considering the recommendation of the Maverix Board, Maverix Shareholders should be aware that certain members of the Maverix Board and the Senior Officers have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Maverix Shareholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Risk Factors	There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, Maverix will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Maverix Shares.

The risk factors described under the heading “Risks Associated with the Arrangement” and under the heading “Risk Factors” should be carefully considered by Maverix Shareholders.

Income Tax Considerations	Maverix Shareholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations for Shareholders” for a discussion of certain Canadian federal income tax considerations. See “Certain U.S. Federal Income Tax Consequences of the Arrangement” for a discussion of certain United States federal income tax considerations.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Maverix Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Maverix Shareholder Approval.

Date, Time and Place of the Meeting

The Meeting is being held in a virtual-only format on January 12, 2023 at 10:00 a.m. (Pacific time). The Meeting will be hosted online by way of a live audio webcast. Maverix Shareholders will not be able to attend the Meeting in person.

Maverix Shareholders who wish to attend the Meeting virtually can do so by visiting https://virtual-meetings.tsxtrust.com/1421 (password: mmx2023 (case sensitive)) and logging in at least fifteen (15) minutes prior to the start of the Meeting. Maverix Shareholders unable to attend the Meeting virtually will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on Maverix’s website.

Attending the Meeting online enables Registered Maverix Shareholders and duly appointed proxyholders to participate at the Meeting. Registered Maverix Shareholders and duly appointed proxyholders can vote at the appropriate time during the Meeting.

It is recommended that Maverix Shareholders and proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time. Questions may be submitted in writing by using the relevant dialog box by clicking the “Ask a question” button located on the left side of the screen during the Meeting. Only registered shareholders and duly appointed proxyholders of Maverix may ask questions during the question period.

The Chair of the Meeting and/or other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable.

Record Date

Pursuant to the Interim Order, the Record Date for determining persons entitled to receive notice of and vote at the Meeting is December 2, 2022. Maverix Shareholders of record as at the close of business (Pacific time) on December 2, 2022 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on January 12, 2023 and at any postponement(s) or adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

Your proxy is being solicited by management of Maverix. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by Directors, officers, employees, agents or other representatives of Maverix. The cost of solicitation by management of Maverix will be borne directly by the Company. In addition, Maverix has engaged Laurel Hill Advisory Group as Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting as well as provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. For these services, Laurel Hill will receive a C$100,000 fee plus reimbursement of its reasonable expenses.

In this Circular, references to “C$ or $” are to amounts in Canadian dollars.

Information for Registered Maverix Shareholders

A person or company whose name appears on the books and records of the Company is a “Registered Maverix Shareholder”. A Registered Maverix Shareholder may vote their Maverix Shares at the Meeting either virtually or by proxy. Only Registered Maverix Shareholders and proxyholders are permitted to vote at the Meeting.

Please review the enclosed form of proxy carefully for additional information and resources for assistance. To be effective, a proxy must be received by TSX Trust Company no later than 10:00 a.m. (Pacific time) two days (excluding Saturdays, Sundays, and statutory holidays) before the Meeting.

A Registered Maverix Shareholder may vote in any of the ways set out below:

Virtually at the Meeting: A Registered Maverix Shareholder who wishes to vote virtually at the Meeting should not complete or return the form of proxy included with this Circular, and instead will have his or her votes taken virtually at the Meeting. The control number and meeting password located on the form of proxy or in the email notification you received is required to log in to the Meeting.

Voting by Internet: A Registered Maverix Shareholder may submit his or her proxy over the Internet by going to www.voteproxyonline.com and following the instructions. Such Registered Maverix Shareholder will require a 12-digit control number (located on the front of the form of proxy) to identify himself or herself to the system.

Voting by Fax: 416-595-9593 or 866-623-5305 (send both pages of their completed and signed form of proxy).

Voting by Mail: Complete, sign, date and return the form of proxy to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attn: Proxy Dept.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

Information for Beneficial Maverix Shareholders

Holders of Maverix Shares who are Beneficial Maverix Shareholders

The following information is of significant importance to shareholders who do not hold Maverix Shares in their own name.

A “non-registered” shareholder or a “beneficial shareholder” is a person or company whose shares of the Company are not registered directly in their name but instead are registered in the name of a brokerage firm, bank or trust company through which the shares were purchased or with whom the shares were deposited. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Maverix Shareholder deals with in respect of the shares, or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

As a result, Beneficial Maverix Shareholders can only exercise their rights as beneficial owners of Maverix Shares through CDS or a participant in the CDS depository service. This means that in order for Beneficial Maverix Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Maverix Shareholder.

There are two kinds of Beneficial Maverix Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

NOBOs will receive the Meeting materials as requested directly from TSX Trust Company. OBOs will receive the Meeting materials from their Intermediary, provided that the Intermediary has assumed the cost of forwarding such materials to them.

If Beneficial Maverix Shareholders wish to vote their Maverix Shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions to Beneficial Maverix Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Beneficial Maverix Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Maverix Shareholders in order to ensure their Maverix Shares are voted at the Meeting. Generally, Beneficial Maverix Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Maverix Shares beneficially owned by the Beneficial Maverix Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Beneficial Maverix Shareholder. In this case, the Beneficial Maverix Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a VIF which must be completed and signed by the Beneficial Maverix Shareholder in accordance with the directions on the VIF and returned to the Intermediary or its service company. In some cases, the completion of the VIF by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Beneficial Maverix Shareholders to direct the voting of the Maverix Shares that they beneficially own. These procedures do not permit a Beneficial Maverix Shareholder to vote Maverix Shares virtually at the Meeting.

Voting at the Meeting by Beneficial Maverix Shareholders

A Beneficial Maverix Shareholder who receives a form of proxy or a VIF and wishes to vote at the Meeting virtually should, in the case of a form of proxy, strike out the names of the persons designated in the form of proxy and insert the Beneficial Maverix Shareholder name in the blank space provided or, in the case of a VIF, follow the corresponding directions on the form. In either case, Beneficial Maverix Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

Only Registered Maverix Shareholders have the right to revoke a proxy. Beneficial Maverix Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out in this Circular.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of management and are directors and/or officers of Maverix. A Maverix Shareholder may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the individuals named in the accompanying form of proxy, or some other individual or entity, who need not be a Maverix Shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may virtually attend and act for the Maverix Shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

If you wish to vote at the Meeting, or have a third-party virtually attend and vote on your behalf, you MUST submit your form of proxy or VIF, appointing that third-party proxyholder AND you must register such proxyholder with Maverix’s Transfer Agent, TSX Trust Company, after submitting your form of proxy or VIF. Registering your third-party proxyholder with TSX Trust Company is an additional step to be completed AFTER you have submitted your form of proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for such proxyholder to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.

Step 1: Submit your form of proxy: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting your form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF.

Step 2: Register your proxyholder: To register a third-party proxyholder, Maverix Shareholders must email tsxtrustproxyvoting@tmx.com the completed “Request for Control Number” form found at https://tsxtrust.com/resource/en/75 by 10:00 a.m. (Pacific time) on January 10, 2023, or not later than 10:00 a.m. (Pacific time) on the date that is two Business Days immediately prior to any adjournment or postponement of the Meeting, and provide Maverix’s Transfer Agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. This control number is required for the purpose of logging in to the Meeting.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, your proxyholder will not be able to ask questions or vote at the Meeting.

If you are a Beneficial Maverix Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to TSX Trust Company. Requests for registration from Beneficial Maverix Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by courier or mail to TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department and must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (Pacific time) on January 10, 2023, or not later than 10:00 a.m. (Pacific time) on the date that is two Business Days immediately prior to any adjournment or postponement of the Meeting.

Manner Proxies Will Be Voted

Unless specifically directed in a proxy to be voted against the Maverix Shares represented by the proxy from the electronic ballot, the persons named as proxyholders in such proxy shall vote the Maverix Shares represented by the proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in a proxy, the Maverix Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the form of proxy or if such instructions are unclear, the persons named in the enclosed form of proxy will vote the Maverix Shares represented by the form of proxy FOR the Arrangement Resolution.

A proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person or company appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Execution and Deposit of Proxies

If a Maverix Shareholder is an individual, the form of proxy must be executed by the Maverix Shareholder or a duly authorized attorney of the Registered Maverix Shareholder. If a Maverix Shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) may be requested to accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attn: Proxy Dept., if sent by facsimile, to 416-595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 10:00 a.m. (Pacific time) on January 10, 2023, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Revocation of Proxies

A Registered Maverix Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Registered Maverix Shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the Registered Maverix Shareholder or by his or her attorney authorized in writing and deposited either at the registered office of Maverix at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

If you are using a TSX Trust Company control number to log in to the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

Attending and Participating in the Meeting

Registered Maverix Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1421 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number/meeting access number”.
3.	Enter your 12-digit control number (on your proxy form) as the username.
4.	Enter the password: mmx2023 (case sensitive).
5.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Maverix Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1421 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number/meeting access number”.
6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com as your username.
7.	Enter the password: mmx2023 (case sensitive).
8.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a Registered Maverix Shareholder and you want to appoint someone else (other than the management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust Company in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a Beneficial Maverix Shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust Company in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1421 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.
2.	Click on “I am a Guest” and fill out the online registration form.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

Notice-And-Access

The Company is not sending this Circular to Registered Maverix Shareholders or Beneficial Maverix Shareholders using “notice-and-access” as defined under NI 54-101.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Our authorized share capital consists of an unlimited number of Maverix Shares without par value. The Company is also authorized to issue an unlimited number of preferred shares in the capital of the Company, of which there are none issued and outstanding.

Any Maverix Shareholder of record at the close of business on December 2, 2022 is entitled to vote virtually or by proxy at the Meeting. As at the date hereof, we have issued and outstanding 147,379,354 fully paid and non-assessable Maverix Shares, each Maverix Share entitling the holder thereof to one vote on the Arrangement Resolution.

The quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, Maverix Shareholders who, in the aggregate, hold at least 10% of the Maverix Shares entitled to be voted at the Meeting. Maverix Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

To the knowledge of the Directors or executive officers of the Company as of December 2, 2022, no person beneficially owns, directly or indirectly, or exercises control or direction over, Maverix Shares collectively carrying 10% or more of the cumulative voting rights of Maverix Shareholders at the Meeting, except for the following:

Shareholder Name	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Voting Securities of the Company
Newmont Corporation	42,000,000	28.50%
Pan American Silver Corp.	25,974,571	17.62%

THE ARRANGEMENT

Background to the Arrangement

The entering into of the Arrangement Agreement was the result of a review by Maverix of the strategic alternatives available and seeking to maximize value to its stakeholders. The terms of the Arrangement Agreement were arrived at through extensive arm’s length negotiations conducted among representatives of Maverix, Triple Flag, and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations, and discussions among the parties that preceded the public announcement of the execution of the Arrangement Agreement on November 9, 2022.

Maverix’s management team and the Maverix Board, as part of their overall mergers and acquisitions strategy, entered into confidentiality agreements and explored various forms of transactions. Over the last 24 months the Company has had various discussions which have led to confidentiality agreements being entered into and data rooms being set up for both mergers and/or change of control transactions. None of these discussions resulted in written proposals or material conversations other than with Triple Flag that resulted in the Arrangement Agreement as described below.

The first meeting between members of management of Triple Flag and Maverix was held on September 13, 2021. The meeting was introductory in nature and the general concept of consolidation and a possible combination between Maverix and Triple Flag were discussed in very broad terms. Following this introductory meeting, Messrs. Burns and Usmar conducted a telephone meeting to recap the meeting that was conducted.

On March 1, 2022, Messrs. O’Flaherty and McIntyre of Maverix met with Messrs. Usmar, Vanderkooy and Dendle for dinner in Hallandale Beach, Florida. The groups again reviewed the concept of a combination of the companies which was precipitated by a discussion of the complementary nature of the asset portfolios, management, and corporate strategy. Following this meeting Maverix’s management team initiated a review of publicly available information related to Triple Flag.

As part of the ongoing discussions between Maverix and Triple Flag the parties entered into a mutual confidentiality agreement on March 9, 2022. Maverix provided access to a virtual data room to Triple Flag on March 11, 2022. Maverix continued with its technical, financial, and legal due diligence with additional non-public information. On March 23, 2022, Triple Flag provided access to Maverix to its own virtual data room.

On April 12, 2022, Triple Flag delivered an initial non-binding proposal (“Initial Triple Flag Proposal”) to Maverix with respect to a proposed acquisition by Triple Flag of all of the issued and outstanding Shares pursuant to which each Maverix common share would be exchanged for 0.35 of a Triple Flag common share. As part of the Initial Triple Flag Proposal, Triple Flag requested an exclusivity period of 30 days to facilitate negotiations. Following the receipt of the Initial Triple Flag Proposal both management teams continued a review of the information, data and materials that been uploaded to each Company’s virtual data room. As well Mr. Burns initiated and completed several phone call meetings with Mr. Usmar to discuss the Initial Triple Flag Proposal.

On April 22, 2022, Triple Flag delivered a second non-binding proposal (“Second Triple Flag Proposal”) to Maverix with respect to a proposed acquisition by Triple Flag of all of the issued and outstanding Shares pursuant to which each Maverix common share would be exchanged for 0.36 of a Triple Flag common share. As part of the Second Triple Flag Proposal, Triple Flag, again, requested for the Parties to enter into exclusive negotiations for a period of 30 days.

On April 29, 2022, Triple Flag and Maverix executed the Second Triple Flag Proposal.

On May 4, 2022, after discussions and having considered the advice of Blakes, the Maverix Board approved the formation of the Maverix Strategic Committee comprised of Geoff Burns, David Scott and J.C. Stefan Spicer (each an independent director). The Maverix Board also approved a mandate for the Maverix Strategic Committee that included responsibility to, among other things, review, assess and examine, and to report to the Maverix Board on any proposals or offers to acquire all of the issued and outstanding securities of the Company, and to review, assess and examine any strategic alternatives that may offer greater value to the shareholders of the Company and which may otherwise be in the best interests of the Company. In carrying out its responsibilities, the Maverix Strategic Committee was authorized to, among other things, retain financial and other advisors if required or considered to be appropriate in the circumstances.

On May 6, 2022, the Strategic Committee met with Maverix’s senior management and its external legal counsel, Blakes, to consider the transaction set forth in the Second Triple Flag Proposal. Blakes reminded the Maverix Board on its duties as directors, both generally and in the context of the proposal from Triple Flag. The directors were provided with an opportunity to ask questions and received responses from Blakes. The Maverix Board discussed various alternatives that the Company could take in response to receipt of the Second Triple Flag Proposal. This discussion included: (a) a comparison between the consideration being offered in the Second Triple Flag Proposal and the value of the Company; (b) the likelihood of increasing the consideration with further negotiation; (c) potential alternative proposals from other acquirors including which alternative would be in the best interests of the Company and the risks and opportunities associated with each path; and (d) the timing of the proposal received and entering into an exclusivity period prior to engaging in substantive negotiations. The Strategic Committee reviewed and evaluated the Second Triple Flag Proposal, considered comparisons to precedent transactions and a comparison to the Company’s standalone prospects. The Maverix Board considered potential next steps available to the Company in relation to the Second Triple Flag Proposal and other alternatives.

On May 6, 2022, Triple Flag delivered to Maverix an initial draft of the arrangement agreement.

On May 11, 2022, Raymond James was engaged as a financial advisor to the Strategic Committee and the Company.

On May 11, 2022 and May 17, 2022, the Strategic Committee met to discuss certain preliminary matters relating to the proposed transaction with Triple Flag, Triple Flag’s portfolio of assets and receive an update on due diligence on the Triple Flag assets. The Strategic Committee also received an update on the legal and financial due diligence that was being performed on Triple Flag. The Strategic Committee also received an overview of the status of the draft arrangement agreement from Blakes.

On May 20, 2022, Raymond James provided a preliminary assessment of the proposed transaction with Triple Flag, an analysis of the Company’s assets and Triple Flag’s assets as well as other market related considerations for the Maverix Strategic Committee to consider related to the Second Triple Flag Proposal received and other alternatives.

On May 24, 2022, the Maverix Strategic Committee met to discuss various updates relating to the proposed transaction with Triple Flag and next steps relating to the proposed transaction with Triple Flag.

On June 10, 2022, the Strategic Committee conducted a meeting pursuant to which Messrs. Burns and Scott reported to the Committee on a meeting they had attended with representatives of Triple Flag’s strategic shareholder.

On June 19, 2022, due to market considerations and aspects of underlying operations in the Parties’ portfolios, respectively, the parties determined to terminate discussions regarding a proposed transaction but left open the possibility of the Parties re-engaging in discussions at a future date. Maverix then dissolved the Strategic Committee.

On September 22, 2022, Triple Flag delivered a third non-binding proposal (the “Third Triple Flag Proposal”) to Maverix with respect to a proposed acquisition by Triple Flag of all of the issued and outstanding Maverix Shares. Pursuant to the terms of the Third Triple Flag Proposal, each Maverix Shareholder could elect all cash or all shares as they prefer, subject to proration to ensure the cash consideration would not exceed 25% of the transaction value in aggregate. As part of the proposal, Triple Flag requested that the Parties enter into exclusive negotiations for a period of three weeks.

Following the receipt of the Third Triple Flag Proposal, Messrs. Burns and Usmar conducted a telephone call on the same day.

On September 28, 2022, a meeting of select members of the Board was held to discuss the recent approach by Triple Flag. In the meeting Raymond James made a presentation outlining the changes related to Triple Flag since the last engagement. Certain members of the Board then discussed the necessary parameters and requirements needed to engage with Triple Flag.

On October 1, 2022, Mr. Burns spoke to Mr. Usmar by telephone to discuss the terms required for Maverix to engage with Triple Flag again.

On October 13, 2022, select members of the Board held a meeting to discuss the Third Triple Flag Proposal.

On October 14, 2022, Mr. Burns called Mr. Usmar to discuss some of the adjustments that Maverix would require be made to the Third Triple Flag Proposal.

On October 14, 2022, Triple Flag delivered a fourth non-binding proposal (“Fourth Triple Flag Proposal”) to Maverix with respect to a proposed acquisition by Triple Flag of all of the issued and outstanding Maverix Shares pursuant to which each Maverix Share would be exchanged for 0.36 of a Triple Flag common share. Pursuant to the terms of the Fourth Triple Flag Proposal, each Maverix shareholder could elect all cash or all shares as they prefer, in each case, subject to proration, subject to the cash and share consideration not exceeding 15% and 85%, respectively, of the transaction value in aggregate. As part of the proposal, Triple Flag requested that the Parties enter into exclusive negotiations for a period of four weeks.

On October 17, 2022, Triple Flag and Maverix executed the Fourth Triple Flag Proposal. Maverix then reconstituted the Strategic Committee.

On October 17, 2022, Triple Flag also provided a revised draft of the Arrangement Agreement to Maverix for its review and comment. The terms of the Arrangement Agreement continued to be negotiated until execution on November 9, 2022.

Following execution of the Fourth Triple Flag Proposal, the Maverix Strategic Committee, and the Company’s financial and legal advisors regularly discussed the status of the proposed Arrangement and the status of the negotiations.

On October 20, 2022, the Maverix Strategic Committee held a meeting to consider the Fourth Triple Flag Proposal with members of senior management, Raymond James and Blakes present. The Maverix Strategic Committee considered certain issues and risks associated with the transactions contemplated in the Fourth Triple Flag Proposal, including market conditions and the timing to announcement of a transaction. Blakes again briefed the Maverix Strategic Committee of their duties as directors both generally, and in the context of the proposal.

On October 27, 2022, the Maverix Strategic Committee held a meeting to receive an update on due diligence on Triple Flag, recent developments regarding the business of Triple Flag, negotiations on the proposed Arrangement with Triple Flag and the engagement of a second independent financial advisor to provide a fixed fee fairness opinion.

On November 1, 2022, the Maverix Strategic Committee held a meeting to, among other things, receive an update from management on the proposed Arrangement and the engagement of CIBC to prepare a fixed fee fairness opinion. At this Meeting the Strategic Committee also authorized Mr. Burns to discuss the Proposed Transaction directly with Triple Flag’s strategic shareholder.

On or about November 7, 2022, Newmont Corporation and Pan American Silver Corp. advised that they would enter into voting support agreements with Maverix and Triple Flag pursuant to which, amongst other things, they would agree to vote their shares in favour of the Arrangement.

On November 7, 2022, the Maverix Strategic Committee held a meeting to, among other things, discuss the proposed Arrangement including the various reasons for the proposed Arrangement, the potential risks regarding the proposed Arrangement, and the risk of not pursuing the proposed Arrangement. CIBC reviewed with the Maverix Strategic Committee certain preliminary financial perspectives regarding the Fourth Triple Flag Proposal, including a discussion of the financial and strategic merits of a potential transaction with Triple Flag as compared to the other available alternatives.

In the afternoon of November 9, 2022, the Maverix Strategic Committee met with the full Maverix Board and Maverix’s senior management, together with representatives of Blakes, CIBC and Raymond James, to discuss the final outstanding points in the Arrangement Agreement and ratify the engagement of CIBC as its financial advisor to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the proposed Arrangement. At the meeting, CIBC and Raymond James each provided its oral opinion, and subsequently delivered a written opinion, that, as of November 9, 2022, and subject to the assumptions, limitations, and qualifications set out therein, the Consideration to be received by Maverix Shareholders pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Maverix Shareholders. After discussion and consideration, including a review of the terms and conditions of the transaction and, in particular, the ability to respond to unsolicited superior proposals, the benefits and risks associated with the Arrangement, the business of Maverix, the expected timing, the risks associated with the Arrangement, the Fairness Opinions and other relevant matters, the Maverix Strategic Committee unanimously determined that the Arrangement is fair to the Shareholders and the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Maverix and recommended to the Maverix Board that the Maverix Board approve the Arrangement and the entering into of the Arrangement Agreement and ancillary agreements, and recommend that Shareholders vote in favour of the Arrangement.

Following the meeting of the Maverix Strategic Committee, the Maverix Board met to receive the report of the Maverix Strategic Committee and to receive advice from its financial and legal advisors. Blakes reviewed with the Maverix Board the terms of the Arrangement Agreement and ancillary agreements to be entered into in connection with the Arrangement, and the Maverix Board was provided with the opportunity to ask questions of Maverix’s senior management and of its legal and financial advisors. After a discussion and taking into consideration the unanimous recommendation of the Maverix Strategic Committee, its own assessment of the transaction and the interests of Shareholders, the Fairness Opinions and other relevant matters, the Maverix Board unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to the Shareholders and the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Maverix. The Maverix Board unanimously approved entering into the Arrangement Agreement and the ancillary agreements and unanimously resolved to recommend that Shareholders vote in favour of the Arrangement. Maverix and Triple Flag executed the Arrangement Agreement the evening of November 9, 2022, and the Arrangement was publicly announced prior to the open of the market on November 10, 2022.

Recommendation of the Maverix Board and the Strategic Committee

The Strategic Committee has advised the Maverix Board that, after careful consideration of the Fairness Opinions and such other matters as it considered relevant, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) other strategic alternatives and options available to the Company, (iv) the impact of the Arrangement on other stakeholders of the Company, and (v) evaluating the Arrangement with management and its legal and financial advisors, it has unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair to Maverix Shareholders and has unanimously recommended to the Maverix Board that it authorize and approve the Company’s entrance into the Arrangement and the performance of its obligations thereunder.

The Maverix Board, after careful consideration, including a thorough review of the Arrangement Agreement and the Fairness Opinions and other matters, and taking into account the best interests of the Company, and after evaluating the Arrangement with management and its financial and legal advisors, and upon the unanimous recommendation of the Strategic Committee, has unanimously determined the Arrangement is in the best interests of the Company and is fair to Maverix Shareholders and that it is advisable and in the best interests of the Company to approve the entrance into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters, and has unanimously approved the Arrangement. Accordingly, the Maverix Board unanimously recommends that the Maverix Shareholders vote FOR the Arrangement. Each director and Senior Officer of the Company intends to vote any and all of his or her Maverix Shares FOR the Arrangement Resolution.

In forming its recommendation, the Maverix Board considered a number of factors, including, without limitation, the factors listed below under “Reasons for the Arrangement”. The Maverix Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Maverix Board members of the business, financial condition and prospects of the Company and after taking into account the Fairness Opinions, the unanimous recommendation of the Strategic Committee and the advice of the Company’s financial, legal and other advisors and the advice and input of management of the Company.

Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the Strategic Committee and the Maverix Board gave careful consideration to the current and expected future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Strategic Committee and the Maverix Board considered a number of factors including, among others, the following:

●	Premium to Maverix Shareholders – The Consideration represents a premium of 10% and 22% to the closing price and the 10-day VWAP, respectively, of Maverix Shares on the NYSE American as at November 9, 2022. The total equity value pursuant to the Arrangement is approximately US$606 million on a fully diluted basis.

●	Optionality of Maverix Shareholders – The Maverix Shareholders have the option to receive either (a) US$3.92 in cash for each Maverix Share held or (b) 0.360 of a Triple Flag Share for each Maverix Share held, in each case, subject to proration.

●	Maverix Shareholders Retain Ability to Participate in Combined Entity – By having the ability to elect to receive Triple Flag Shares under the Arrangement, Maverix Shareholders will have an opportunity to retain exposure to the combined entity’s diversified portfolio of currently paying streams and royalties, enhanced development pipeline, broadened shareholder base and expanded scale.

●	Fairness Opinions – The Raymond James Opinion and the CIBC Opinion conclude that, as of the date of such opinion, subject to and based on the considerations, assumptions, qualifications and limitations described therein, the Consideration is fair, from a financial point of view, to the Maverix Shareholders. See “The Arrangement – Fairness Opinions” in this Circular.

●	Acceptance by Directors and Senior Officers – Pursuant to the Maverix Voting Support Agreements, the directors and senior officers of the Company have agreed to vote all of their Maverix Shares, including any Maverix Shares issuable upon exercise of Maverix Options, in favour of the Arrangement.

●	Ability to Respond to Unsolicited Superior Proposals – Under the terms of the Arrangement Agreement, the Maverix Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a Company Superior Proposal under the Arrangement Agreement.

●	Negotiated Transaction – The Arrangement Agreement is the result of a comprehensive negotiation process with Triple Flag that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Strategic Committee and its legal and financial advisors. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Strategic Committee.

●	Shareholder Approval – The Arrangement must be approved by at least (i) 66 2/3 % of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Minority Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

●	Regulatory Approval – The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Maverix Shareholders.

●	Dissent Rights – The terms of the Plan of Arrangement will provide that registered shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Maverix Shares.

The Strategic Committee and the Maverix Board also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:

●	the risks to Maverix and Maverix Shareholders if the Arrangement is not completed, including the costs to Maverix in pursuing the Arrangement and the diversion of Maverix’s management from the conduct of Maverix’s business in the ordinary course;

●	the terms of the Arrangement Agreement in respect of restricting Maverix from soliciting third parties to make a Company Acquisition Proposal and the specific requirements regarding what constitutes a Company Superior Proposal;

●	the terms of the Arrangement Agreement that require Maverix to conduct its business in the ordinary course and prevent Maverix from taking certain specified actions, which may delay or prevent Maverix from taking certain actions to advance its business pending consummation of the Arrangement;

●	the fact that, following the Arrangement, Maverix will no longer exist as an independent public company and the Maverix Shares will be delisted from the TSX and the NYSE American;

●	the Company Termination Payment payable to Triple Flag in certain circumstances, including if Maverix enters into an agreement in respect of a Company Superior Proposal to acquire Maverix;

●	the conditions to Triple Flag’s obligations to complete the Arrangement; and

●	the right of Triple Flag to terminate the Arrangement Agreement under certain circumstances.

The above discussion of the information and factors considered by the Strategic Committee and the Maverix Board is not intended to be exhaustive, but is believed by the Strategic Committee and the Maverix Board to include the material factors considered by the Strategic Committee and the Maverix Board in their assessment of the Arrangement. In view of the wide variety of factors considered by the Strategic Committee and the Maverix Board in connection with their assessment of the Arrangement and the complexity of such matters, neither the Strategic Committee nor the Maverix Board considered it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Strategic Committee and/or the Maverix Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Strategic Committee and the Maverix Board.

The Maverix Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “Cautionary Note Regarding Forward-Looking Statements”, under the heading “Risks Associated with the Arrangement”.

Fairness Opinions

Raymond James Opinion

In connection with the evaluation of the Arrangement by the Maverix Board and the Strategic Committee, the Maverix Board and Strategic Committee have each received the Raymond James Opinion from Raymond James that, as of November 9, 2022 and subject to the assumptions, limitations and qualifications contained in the Raymond James Opinion, the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view to the Maverix Shareholders. The Raymond James Opinion was only one of many factors considered by the Maverix Board and Strategic Committee in evaluating the Arrangement.

The full text of the written Raymond James Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by Raymond James in connection with the Raymond James Opinion is attached as Appendix E to this Circular. Raymond James provided the Raymond James Opinion exclusively for the use of the Maverix Board and Strategic Committee in connection with its consideration of the Arrangement. The Raymond James Opinion may not be reproduced, disseminated, quoted from or referred to by any other person without the prior written consent of Raymond James, which consent has been obtained for the purposes of the Raymond James Opinion’s inclusion in this Circular. The Raymond James Opinion does not constitute a recommendation as to how any Maverix Shareholder should vote or act on any matter relating to the Arrangement or as advice as to the price at which the securities of Maverix may trade at any time. The Raymond James Opinion was one of a number of factors taken into consideration by the Maverix Board in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Maverix Shareholders and to recommend that Maverix Shareholders vote in favour of the Arrangement Resolution.

Maverix Shareholders are urged to read the Raymond James Opinion in its entirety. This summary of the Raymond James Opinion is qualified in its entirety by the full text of the Raymond James Opinion attached as Appendix E to this Circular.

Raymond James was engaged by the Company as a financial advisor to the Strategic Committee pursuant to an engagement agreement dated May 11, 2022. Pursuant to the engagement agreement between Maverix and Raymond James, Raymond James agreed to provide, among other things, certain financial advisory and investment banking services and, if requested, to deliver to the Maverix Board and the Strategic Committee an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement. Pursuant to the terms of the engagement agreement with Raymond James, Maverix is obligated to pay Raymond James certain fees for its services, a portion of which was payable upon delivery of the Raymond James Opinion to the Maverix Board and Strategic Committee (which portion was not contingent upon completion of the Arrangement), and a substantial portion of which is contingent on completion of the Arrangement. Maverix has also agreed to reimburse Raymond James for its reasonable expenses and to indemnify Raymond James and certain related parties for certain liabilities and other items arising out of or related to the engagement of Raymond James.

Neither Raymond James, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of Maverix, Triple Flag, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Raymond James has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Strategic Committee in connection with the Arrangement.

There are no understandings, agreements or commitments between Raymond James and any of the Interested Parties with respect to any current or future business dealings which would be material to their opinion. Raymond James may, in the ordinary course of business, provide financial advisory or investment banking services to Maverix or its respective affiliates or associates from time to time.

Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of Maverix or its respective affiliates or associates and, from time to time, may have executed or may execute transactions on behalf of Maverix or other clients for which Raymond James may receive compensation. As investment dealers, Raymond James conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Maverix or its respective affiliates or associates.

At the meetings of the Maverix Board and Strategic Committee on November 9, 2022, Raymond James delivered an oral opinion, subsequently confirmed in writing by the Raymond James Opinion, that as of November 9, 2022, and subject to the assumption and limitations and qualifications contained in the Raymond James Opinion, the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Maverix Shareholders.

Raymond James provides and has historically provided banking services in the normal course of business to Maverix. In addition to the services being provided under the engagement agreement with Maverix, Raymond James has in the past provided and/or may in the future provide investment banking and other financial services to Maverix not directly related to the Arrangement.

CIBC Fairness Opinion

In connection with the evaluation of the Arrangement by the Maverix Board and the Strategic Committee, the Maverix Board and Strategic Committee have each received the CIBC Opinion from CIBC that, as of November 9, 2022 and subject to the assumptions, limitations and qualifications contained in the CIBC Opinion, the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view to the Maverix Shareholders. The CIBC Opinion was only one of many factors considered by the Maverix Board and Strategic Committee in evaluating the Arrangement.

The full text of the written CIBC Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by CIBC in connection with the CIBC Opinion is attached as Appendix E to this Circular. CIBC provided the CIBC Opinion exclusively for the use of the Maverix Board and Strategic Committee in connection with its consideration of the Arrangement. The CIBC Opinion may not be reproduced, disseminated, quoted from or referred to by any other person without the prior written consent of CIBC, which consent has been obtained for the purposes of the CIBC Opinion’s inclusion in this Circular. The CIBC Opinion does not constitute a recommendation as to how any Maverix Shareholder should vote or act on any matter relating to the Arrangement or as advice as to the price at which the securities of Maverix may trade at any time. The CIBC Opinion was one of a number of factors taken into consideration by the Maverix Board in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Maverix Shareholders and to recommend that Maverix Shareholders vote in favour of the Arrangement Resolution.

Maverix Shareholders are urged to read the CIBC Opinion in its entirety. This summary of the CIBC Opinion is qualified in its entirety by the full text of the CIBC Opinion attached as Appendix E to this Circular.

CIBC was engaged by the Company as a financial advisor to Maverix pursuant to an engagement agreement dated November 9, 2022. Pursuant to the engagement agreement between Maverix and CIBC, CIBC agreed to provide, among other things, certain financial advisory services and, to deliver to the Maverix Board and the Strategic Committee an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement. Pursuant to the terms of the engagement agreement with CIBC, Maverix is obligated to pay CIBC a fixed fee for the delivery of the CIBC Opinion to the Maverix Board and Strategic Committee, which was not contingent upon completion of the Arrangement. Maverix has also agreed to reimburse CIBC for its reasonable expenses and to indemnify CIBC and certain related parties for certain liabilities and other items arising out of or related to the engagement of CIBC.

Neither CIBC, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of Maverix, Triple Flag, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

There are no understandings, agreements or commitments between CIBC and any of the Interested Parties with respect to future business dealings. CIBC may, in the future, in the ordinary course of business, provide lending, financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

CIBC and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which CIBC or such affiliates received or may receive compensation. As investment dealers, CIBC and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement.

At the meetings of the Maverix Board and Strategic Committee on November 9, 2022, CIBC delivered an oral opinion, subsequently confirmed in writing by the CIBC Opinion, that as of November 9, 2022, and subject to the assumptions and limitations and qualifications contained in the CIBC Opinion, the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Maverix Shareholders.

CIBC provides and has historically provided banking services in the normal course of business to Maverix. In addition to the services being provided under the engagement agreement with Maverix, CIBC has in the past provided and/or may in the future provide investment banking and other financial services to Maverix not directly related to the Arrangement.

Maverix Voting Support Agreements

The Locked-up Shareholders have entered into the Maverix Voting Support Agreements with Triple Flag pursuant to which they have agreed to vote all of the Maverix Shares held by them in favour of the Arrangement Resolution. As of December 2, 2022, the Locked-up Shareholders hold a total of 80,702,375 Maverix Shares, representing approximately 54.76% of the outstanding Maverix Shares.

The Locked-up Shareholders have agreed, subject to the terms of the Maverix Voting Support Agreements, among other things at a meeting of shareholders of the Company called to vote upon the Arrangement: (i) to vote all Maverix Shares held by them in favour of the Arrangement Resolution, the Arrangement and any matter necessary for the consummation of the Arrangement, and all other resolutions to be put to the meeting of shareholders of the Company in respect of the Arrangement; and (ii) to vote against any proposed action by Maverix, the Maverix Shareholders, any Maverix Subsidiary or other person (a) in respect of any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation or take-over bid or similar transaction involving Maverix or Maverix Shares other than the Arrangement; and (b) which might reasonably be regarded as being directed towards or likely to prevent or delay the implementation or the successful completion of the Arrangement, including, without limitation, any Company Acquisition Proposal.

The Locked-up Shareholders have also agreed that they shall not, directly or indirectly, without prior written consent of each of Triple Flag and Maverix (a) option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any of the Maverix Shares held by such Locked-up Shareholder or any right or interest therein or agree to do any of the foregoing; (b) exercise any securityholder rights or remedies available at common law or pursuant to applicable Law, or take any other action of any kind, in each case which would reasonably be regarded as likely to delay or interfere with the completion of, the Arrangement; (c) do indirectly, including through any of its wholly-owned Subsidiaries, anything which would not be permitted to be done directly pursuant to the Maverix Voting Support Agreements; or (d) take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the Maverix Voting Support Agreements.

The Maverix Voting Support Agreements will automatically terminate on the earlier of (a) the Effective Time; (b) June 30, 2023 or (c) the termination of the Arrangement Agreement in accordance with its terms.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendation of the Maverix Board with respect to the Arrangement, Maverix Shareholders should be aware that certain directors and Senior Officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Maverix Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Maverix Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Arrangement”. These interests include those described below.

Voting Securities Held By Directors and Senior Officers of the Company

The table below sets out, for each Director and Senior Officer of the Company, the number of Maverix Shares beneficially owned or controlled or directed by each of them and their associates and affiliates that will be entitled to be voted at the Meeting, as of December 2, 2022.

Name and Position with the Company	Number of Maverix Shares and % of Voting Class(1)
Daniel O’Flaherty CEO & Director	3,430,461 (2.16%)
Ryan McIntyre President	70,000 (0.05%)

Name and Position with the Company	Number of Maverix Shares and % of Voting Class(1)
Matthew Fargey Chief Financial Officer	236,078 (0.16%)
Brendan Pidcock VP Technical Services	29,975 (0.02%)
C. Warren Beil General Counsel	55,660 (0.04%)
Brent Bonney VP Corporate Development	334,532 (0.23%)
Geoffrey Burns Chairman of Board of Directors	6,423,614 (4.36%)
Dr. Chris Barnes Director	669,478 (0.45%)
Alun Robert Doyle Director	68,001 (0.05%)
Tara Hassan Director	Nil
Brian Penny Director	10,000 (0.01%)
Blake Rhodes Director	10,000 (0.01%)
David Scott Director	416,667 (0.28%)
J.C. Spicer Director	949,652 (0.64%)
TOTAL	12,704,118 (8.62%)

Note:

(1)       Represents the percentage of votes held taking into account the votes attached to Maverix Shares as of the Record Date.

Maverix Shares

As of December 2, 2022, the Directors and Senior Officers of the Company beneficially own, control or direct, directly or indirectly, an aggregate of 12,704,118 Maverix Shares that will be entitled to be voted at the Meeting, representing approximately 8.62% of the issued and outstanding Maverix Shares as of the Record Date. Pursuant to the Maverix Voting Support Agreements, the Directors and Senior Officers of the Company agreed with Triple Flag to vote or cause to be voted such Maverix Shares in favour of the Arrangement Resolution.

All of the Maverix Shares owned or controlled by such Directors and Senior Officers of the Company will be treated in the same manner under the Arrangement as Maverix Shares held by any other Maverix Shareholder. If the Arrangement is completed and assuming that a maximum amount of cash and Triple Flag Shares (subject to proration) is issued, the Directors and Senior Officers of the Company will receive, as a group, in exchange for such Maverix Shares, up to an aggregate of US$7,470,021 and approximately 3,887,460 Triple Flag Shares.

Maverix Options

As of December 2, 2022, the Senior Officers of the Company hold Maverix Options exercisable for an aggregate of 4,039,097 Maverix Shares and the Directors of the Company hold nil Maverix Options. These Maverix Options have an exercise price ranging from $3.30 and $6.57 per Maverix Share. All of the Maverix Options held by the Directors and Senior Officers of Maverix will be treated in the same manner under the Arrangement as Maverix Options held by every other Maverix Optionholder.

If the Arrangement is completed, the Senior Officers of the Company are expected to receive, if they elect to receive the cash consideration for all of their Company In-The-Money Options outstanding at the Effective Time, US$2,472,169 (as cash consideration payable in exchange for Company In-The-Money Options) and 605,969 Replacement Options (with the number of Replacement Options having been adjusted by the Exchange Ratio) as follows:

Name	Cash Consideration Payable in Exchange for Company In- The-Money Options(1)(2) (US$)	Replacement Options received in exchange for Maverix Options (2) (3)
Daniel O’Flaherty	$635,815	165,964
Ryan McIntyre	$60,356	134,707
Matthew Fargey	$668,586	80,349
Brendan Pidcock	$63,929	78,169
C. Warren Beil	$426,360	66,431
Brent Bonney	$617,123	80,349

Notes:

(1)	Amounts in this table are presented in United States dollars and have been converted from Canadian dollars using the noon rate of exchange on December 2, 2022 as posted by the Bank of Canada. Assumes the Maverix Optionholder has elected to receive All Cash Consideration for all of its Company In-The-Money Options. The “Cash-out Amount” (as defined in the Plan) has been calculated for illustrative purposes using the 5-day volume weighted average of the Triple Flag Shares on the NYSE as of December 2, 2022 of US$12.68, which is then multiplied by 0.36 to determine a payout value for the purposes of this Circular.
(2)	The Directors of the Company hold nil Maverix Options.
(3)	Assumes Replacement Options to be received in exchange for the Company Out-Of-The-Money Options remaining after the Company In-The-Money Options have been cancelled in exchange for cash consideration.

Maverix RSUs

As of December 2, 2022, the Directors and Senior Officers of the Company hold an aggregate of 594,597 Maverix RSUs.

On the Effective Date of the Arrangement, Triple Flag will cause the cash consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of Maverix RSUs.

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If the Arrangement is completed, the Directors and Senior Officers of the Company are expected to receive, in exchange for Maverix RSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings, an aggregate of approximately US$2,714,216 as follows:

Name	Cash Consideration Payable in exchange for Maverix RSUs (1) (US$)
Daniel O’Flaherty	419,332
Ryan McIntyre	560,731	(2)
Matthew Fargey	212,240
Brendan Pidcock	185,513
C. Warren Beil	303,605
Brent Bonney	91,342
Geoffrey Burns	141,856
Dr. Chris Barnes	134,876
Alun Robert Doyle	134,876
Tara Hassan	125,217
Brian Penny	134,876
Blake Rhodes	Nil	(3)
David Scott	134,876
J.C. Stefan Spicer	134,876

Notes:

(1)	Amounts in this table are presented in United States dollars and have been converted from Canadian dollars using the noon rate of exchange on December 1, 2022 as posted by the Bank of Canada. Amounts in this column have been calculated for illustrative purposes using the 5-day volume weighted average price of the Triple Flag Shares on the NYSE as of December 2, 2022 of US$12.68.
(2)	This amount includes 32,161 RSUs that vest on December 12, 2022 and will be settled in cash.
(3)	During his tenure on the Maverix Board Mr. Rhodes previously served as Newmont Corporation’s representative and the internal policies and procedures of Newmont prohibited Mr. Rhodes from holding securities of Maverix.

Employment Agreements and Compensation Bonus

The Company has entered into employment agreements (“Employment Agreements”) with the following Senior Officers of the Company: Daniel O’Flaherty, Ryan McIntyre, Matt Fargey, Brendan Pidcock, Brent Bonney and C. Warren Beil. The Employment Agreements provide for payments to be made in the event of an employee’s termination in certain circumstances. In the event there is a “Change of Control” (as that term is defined in the Employment Agreements) and the Senior Officer resigns for “Good Reason” (as that term is defined in the Employment Agreements) within six (6) months of the Change of Control and provides between one to two months’ notice of resignation, the Senior Officer will be entitled to lump sum severance payments or, except in the case of Mr. McIntyre, at the Company’s option, payments in installments paid monthly or twice monthly that include: (a) the Senior Officer’s base salary through to the date of his resignation at the rate in effect at the time the notice of resignation is given, plus any annual incentive and long-term incentive entitlements as determined by the Compensation Committee of Maverix and granted prior to the date of resignation which have not been paid, (b) a cash payment equivalent to two times the sum of the respective base salary in addition to benefit continuation for 24 months or cash in lieu in certain situations, (c) a payment in lieu of further annual incentive and long-term incentive programs awards in an amount which shall be equal to two times the Senior Officer’s average annual target annual incentive plan and long-term incentive plan payment for the two years immediately preceding the year in which the Senior Officer’s resignation occurs; (d) reimbursement of certain expenses and payment for any vested Options, and in respect of Mr. McIntyre only, vested RSUs, granted to the Senior Officer under the long-term incentive plan prorated based on the date of the Senior Officer’s resignation.

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Pursuant to the Employment Agreements, if the Arrangement is completed and the entitlements are triggered as described above following the completion of the Arrangement on the Effective Date, the above-mentioned Senior Officers would be entitled to collectively receive aggregate compensation of approximately US$10,063,300, as follows:

Name	Termination on a Change of Control (US$)(1)
Daniel O’Flaherty	2,306,063
Ryan McIntyre	2,325,922
Matt Fargey	1,355,446
Brendan Pidcock	1,358,327
Brent Bonney	1,359,322
Warren Beil	1,358,220

Notes:

(1)	Amounts in this column are presented in United States dollars have been converted from Canadian dollars at an exchange rate of C$1.00 = US$0.75.

Insurance Indemnification of Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Date, Maverix may arrange and pay for directors’ and officers’ liability “run-off” insurance coverage for a term of six years in favour of its current and former directors and officers, for a total cost not to exceed US$2,000,000 (unless such additional amount is approved by Triple Flag). Triple Flag agrees that all rights to indemnification or exculpation now existing in favour of current and former Directors or officers of Maverix and any of the Company Subsidiaries as provided in the articles and by-laws thereof, or in any agreement, and the directors’ and officers’ liability insurance referred to above, shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions

Maverix is a reporting issuer in each of the provinces and territories of Canada and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a Strategic Committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of Maverix (which includes the directors and senior officers of Maverix) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Maverix. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

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Under MI 61-101, a benefit received by a related party of Maverix is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Maverix or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Maverix Shares, or (B) (x) the related party discloses to an independent committee of Maverix the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Maverix Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will also require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Maverix who receive a “collateral benefit” in connection with the Arrangement.

Certain of the directors and senior officers of the Company hold Maverix Options and Maverix RSUs. If the Arrangement is completed, all Maverix Options and Maverix RSUs will be unconditionally vested and, in the case of Maverix Options, exercisable, and such directors and senior officers holding Company In-The-Money-Options are entitled to the Cash-out Amount, if they elected the Cash Option Election, and Replacement Options, if they elected the Share Option Election, such directors and senior officers holding Company Out-Of-The-Money- Options are entitled to Replacement Options, and such directors and senior officers holding Maverix RSUs are entitled to the Payout Value, at the Effective Time net of withholding Taxes (if applicable). In addition, Employment Agreements with certain senior officers provide that, if the senior officer resigns from employment under circumstances constituting “Good Reason” (as defined in the Employment Agreements) within a specified period of time following a “change of control” of the Company, the senior officer would be entitled to receive compensation. See “The Arrangement — Interests of Certain Persons in the Arrangement”. The accelerated vesting of Maverix Options and Maverix RSUs and the compensation payable pursuant to the Employment Agreements may be considered to be “collateral benefits” received by the applicable directors and senior Officers of the Company for the purposes of MI 61-101. See “The Arrangement — Plan of Arrangement” and “The Arrangement — Interests of Certain Persons in the Arrangement —Employment Agreements and Compensation Bonus” in this Circular.

Each of Dan O’Flaherty, Ryan McIntyre, Matt Fargey, Brendan Pidcock, Brent Bonney, and C. Warren Beil is a “related party” of Maverix by virtue of his role as a senior officer of Maverix and each of Geoff Burns, Chris Barnes, Rob Doyle, Tara Hassan, Brian Penny, Blake Rhodes, David Scott and J.C. Stefan Spicer, is a “related party” of Maverix by virtue of his or her role as a director (collectively, the “Maverix Officers and Directors”).

Following disclosure by management of the Company to the Strategic Committee of the number of Maverix Shares, Maverix Options and Maverix RSUs held by the Maverix Officers and Directors and the total consideration that they are expected to receive pursuant to the Arrangement, the Strategic Committee has determined that, other than Dan O’Flaherty, Director and Chief Executive Officer of the Company and Geoff Burns, Chairman of the Maverix Board, the Maverix Officers and Directors, and their associated entities, each beneficially own, or exercise control or direction over, less than 1% of the outstanding Maverix Shares. Accordingly, such directors and officers will not be considered to have received a “collateral benefit” under MI 61-101.

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In the case of Geoff Burns, the Strategic Committee determined that he beneficially owns or exercises control or direction over more than 1% of the Maverix Shares (calculated in accordance with the provisions of MI 61-101); however, after considering the acceleration of the Maverix RSUs held by Mr. Burns upon completion of the Arrangement, the Strategic Committee determined that the value of the benefit, net of any offsetting costs, is less than 5% of the value of the Consideration that Mr. Burns is expected to receive under the Arrangement.

In the case of Dan O’Flaherty, the Strategic Committee determined that he beneficially owns or exercises control or direction over more than 1% of the Maverix Shares (calculated in accordance with the provisions of MI 61-101) and, upon the completion of the Arrangement, and in the event there is a “Change of Control” (as that term is defined in his Employment Agreement) and Mr. O’Flaherty resigns for “Good Reason” (as that term is defined in his Employment Agreement) within six (6) months of the Change of Control and provides between one to two months’ notice of resignation, he will receive a change of control payment under the terms of his Employment Agreement (totaling approximately US$2,306,063) which, together with the acceleration of 377,732 Maverix Options and 91,862 Maverix RSUs held by Mr. O’Flaherty, represent a value that is greater than 5% of the value of the consideration Mr. O’Flaherty will receive in connection with the Arrangement. Accordingly, the Strategic Committee, acting in good faith, determined that the benefit Mr. O’Flaherty will receive as a result of the completion of the Arrangement constitutes a “collateral benefit” under MI 61-101, and any Maverix Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. O’Flaherty must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. O’Flaherty holds, or exercised control or direction over, directly or indirectly 3,430,461 Maverix Shares, 1,114,205 Maverix Options and 91,862 Maverix RSUs. As a result, a total of 3,430,461 Maverix Shares will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

To the knowledge of the directors and senior officers of Maverix, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of Maverix within the 24 months preceding the date of this Circular.

See “The Arrangement — Interests of Certain Persons in the Arrangement” in this Circular for detailed information regarding the benefits and other payments to be received by each of the directors and senior officers in connection with the Arrangement.

Effect and Details of the Arrangement

General

Pursuant to the Arrangement, all of the issued and outstanding Maverix Shares (other than any Maverix Shares acquired by Triple Flag from a Dissenting Shareholder under the Plan of Arrangement) will be transferred to Triple Flag in exchange for: (a) the All Cash Consideration, subject to proration; or (b) the All Share Consideration, subject to proration.

Pursuant to the Arrangement, each Company In-The-Money-Option shall have the option to elect for the Cash Option Election or the Share Option Election.

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In accordance with the Plan of Arrangement, each Company In-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested) will (A) in the case of Company In-The-Money-Options for which the Cash Option Election was made, be exchanged for a cash payment from Maverix equal to the Cash-out Amount for each Maverix Option, in each case, less applicable withholdings; (B) in the case of Company In-The-Money Options for which the Share Option Election was made, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time such number of Triple Flag Shares equal to (i) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable expiry date.

In accordance with the Plan of Arrangement, each Company Out-Of-The-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time, such number of Triple Flag Shares equal to (i) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount (if any) of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable expiry date.

Pursuant to the Arrangement, each Maverix RSU outstanding immediately prior the Effective Time (whether vested or unvested) will be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in an amount equal to the Payout Value, subject to Section 6.3 of the Plan of Arrangement and each such Maverix RSU will immediately be cancelled.

If the Arrangement Resolution is passed by the Required Maverix Shareholder Approval, the Final Order is obtained, the Transaction Regulatory Approvals are obtained, every other requirement of the CBCA relating to the Arrangement is complied with and all other conditions disclosed below under “The Arrangement Agreement—Conditions to Closing” are satisfied or waived, the Arrangement will become effective on the Effective Date.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Triple Flag.

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Plan of Arrangement

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix B to this Circular:

Pursuant to the Arrangement, at the Effective Time, the following transactions shall occur and shall be deemed to occur consecutively in the following order and without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	all Maverix Shares held by Dissenting Shareholders shall be deemed to have been assigned and transferred (free and clear of all Encumbrances) to Triple Flag in exchange for a debt claim against Triple Flag in an amount determined in accordance with Section 5.1 of the Plan of Arrangement:

(i)	such Dissenting Shareholders shall cease to be the holders of such Maverix Shares and to have any rights as Maverix Shareholders other than the right to be paid the fair value for such Maverix Share as set out in Section 5.1 of the Plan of Arrangement;

(ii)	the name of each such holder will be removed as a Maverix Shareholder from the registers of Maverix Shareholders maintained by or on behalf of Maverix in respect of the Maverix Shares; and

(iii)	the holder of each such Maverix Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Maverix Share;

(b)	each Maverix Shareholder shall transfer to Triple Flag each whole Maverix Share held (other than any Maverix Share acquired by Triple Flag from a Dissenting Shareholder under step (b) above) in exchange for:

(i)	in the case of Maverix Share for which the Cash Election was made under Section 3.2(a)(i) of the Plan of Arrangement, the All Cash Consideration; and

(ii)	in the case of a Maverix Share for which the Share Election was made under Section 3.2(a)(ii) of the Plan of Arrangement or deemed to have been made under Sections 3.2(b) of the Plan of Arrangement, the All Share Consideration;

in each case subject to proration in accordance with Section 3.3 and section 3.4 of the Plan of Arrangement, and in respect of the Maverix Shares so transferred (i) the Maverix Shareholder shall cease to be the holder thereof; (ii) the name of the Maverix Shareholder shall be removed from the register maintained by or on behalf of Maverix in respect of the Maverix Shares; (iii) the Maverix Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof; and (iv) the name of Triple Flag shall be added to the register maintained by or on behalf of Maverix in respect of the Maverix Shares as the holder thereof.

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(c)	simultaneously:

(i)	each Company In-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Maverix Option Plan, will be deemed to be unconditionally vested and exercisable, and such Maverix Option will,

(A)	in the case of a Company In-The-Money-Option for which the Cash Option Election was made under Section 3.5(a)(i) of the Plan of Arrangement, without any further action by or on behalf of a holder of Maverix Options, be assigned, transferred, and disposed of by the Company In-The-Money-Optionholder to Maverix in consideration for a cash payment from Maverix equaling the Cash-out Amount for such Maverix Option, in each case, less applicable withholdings, and such Maverix Option will be immediately canceled; or

(B)	in the case of a Company In-The-Money-Option for which the Share Option Election was made under Section 3.5(a)(ii) of the Plan of Arrangement, without any further action by or on behalf of a holder of Maverix Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time, such number of Triple Flag Shares equal to (1) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable Expiry Date (as defined in the Maverix Option Plan); and

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(ii)	each Company Out-Of-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Maverix Option Plan, will be deemed to be unconditionally vested and exercisable, and such Maverix Option will without any further action by or on behalf of a holder of Maverix Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Maverix Option immediately prior to the Effective Time, such number of Triple Flag Shares equal to (1) that number of Maverix Shares that were issuable upon exercise of such Maverix Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Shares, at an exercise price per Triple Flag Share equal to the quotient determined by dividing (X) the exercise price per Maverix Share at which such Maverix Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount (if any) of such Replacement Option does not exceed the In the Money Amount (if any) of such Maverix Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Maverix Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Maverix Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Maverix Option Plan until the applicable Expiry Date (as defined in the Maverix Option Plan); and

(iii)	each Maverix RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Maverix RSU Plan or any applicable grant letter, employment agreement (or similar agreement) or any resolution or determination of the Maverix Board (or any committee thereof), shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Maverix in exchange for a cash payment from Maverix in the amount equal to equal to the Payout Value, subject to Section 6.3 of the Plan of Arrangement, and each such Maverix RSU shall immediately be cancelled.

Elections under the Plan of Arrangement

With respect to the exchange of Maverix Shares held by a Maverix Shareholder:

(a)	each Maverix Shareholder, other than a Dissenting Shareholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Maverix Shares by such Maverix Shareholder, indicate;

(i)	the number of Maverix Shares for which the Maverix Shareholder elects to receive All Cash Consideration (the “Cash Election”), and

(ii)	the number of Maverix Shares for which the Maverix Shareholder elects to receive All Share Consideration (the “Share Election”),

in each case subject to proration in accordance with Section 3.3 and Section 3.4 of the Plan of Arrangement;

(b)	any Maverix Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline or otherwise fails to fully comply with the requirements of step (a) above shall be deemed to have made the Share Election for all Maverix Shares held or to be held, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Maverix Shares in accordance with Article 5 of the Plan of Arrangement shall, in each case, be deemed to have transferred each of his, her or its Maverix Shares to Triple Flag in exchange for the All Share Consideration pursuant to Section 3.1(b)(ii) of the Plan of Arrangement;

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(c)	any deposit of a Letter of Transmittal and the accompanying certificate(s) representing Maverix Shares shall be made at the address of the Depositary specified in the Letter of Transmittal; and

(d)	any Registered Maverix Shareholder who holds Maverix Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Maverix Shares may submit a separate Letter of Transmittal in accordance with the instructions of such beneficial owner for each such beneficial owner.

Proration of Consideration

Cash Proration

Notwithstanding Section 3.2 of the Plan of Arrangement or any other provision in the Plan of Arrangement to the contrary:

(a)	the maximum aggregate amount of cash consideration to be paid to Cash Electing Shareholders pursuant to Section 3.1(b)(i) of the Plan of Arrangement (the “Maximum Cash Consideration”) shall be the product of (i) the Cash Consideration; and (ii) the number of Maverix Shares (excluding Maverix Shares in respect of which Dissent Rights have been exercised, and Maverix Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to Section 3.1(b)(i) of the Plan of Arrangement but for the application of Section 3.3 of the Plan of Arrangement (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then:

(i)	the portion of the consideration in respect of each Maverix Share transferred to Triple Flag pursuant to Section 3.1(b)(i) of the Plan of Arrangement to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Proration Factor; and

(ii)	the balance of the consideration in respect of each Maverix Share transferred to Triple Flag pursuant to Section 3.1(b)(i) of the Plan of Arrangement to be satisfied by the issuance of that number of Triple Flag Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

Share Proration

Notwithstanding Section 3.2 of the Plan of Arrangement or any other provision in the Plan of Arrangement to the contrary:

(a)	the maximum aggregate amount of Triple Flag Shares to be paid to Share Electing Shareholders pursuant to Section 3.1(b)(ii) of the Plan of Arrangement (the “Maximum Share Consideration”) shall be the product of (i) the Share Consideration; and (ii) the number of Maverix Shares (excluding Maverix Shares in respect of which Dissent Rights have been exercised) that are issued and outstanding immediately prior to the Effective Time; and

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(b)	in the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to Section 3.1(b)(ii) of the Plan of Arrangement but for the application of Section 3.4 of the Plan of Arrangement (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then:

(i)	the portion of the consideration in respect of each Maverix Share transferred to Triple Flag pursuant to Section 3.1(b)(ii) of the Plan of Arrangement to be satisfied by the issuance of Triple Flag Shares shall be determined by multiplying the All Share Consideration by the Share Proration Factor; and

(ii)	the balance of the consideration in respect of each Maverix Share transferred to Triple Flag pursuant to Section 3.1(b)(ii) of the Plan of Arrangement to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

Option Election

With respect to the Company In-The-Money-Options held by a Company In-The-Money Optionholder:

(a)	each Company In-The-Money Optionholder shall, by deposit with Triple Flag prior to the Election Deadline a duly completed Option Election Form, which election shall be irrevocable and may not be withdrawn, indicate:

(i)	the number of Company In-The-Money-Options for which the Company In-The-Money Optionholder elects to receive a cash payment equaling the Cash-out Amount for such Company In-The-Money-Options (the “Cash Option Election”); or

(ii)	the number of Company In-The-Money-Options for which the Company In-The-Money Optionholder elects to not receive a Cash Option Election (the “Share Option Election”); and

for greater certainty, any Company In-The-Money Optionholder shall only be entitled to make a Cash Option Election or Share Option Election and not both; and

(b)	any Company In-The-Money Optionholder who does not deposit with Triple Flag a duly completed Option Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.5(a)(i) of the Plan of Arrangement shall be deemed to have made the Share Option Election for all Company In-The-Money-Options held.

Source of Funds for the Arrangement

Pursuant to the Arrangement Agreement, Triple Flag will provide the Depositary with sufficient funds to satisfy the aggregate amount payable by Triple Flag and its wholly-owned subsidiary to the Maverix Shareholders as contemplated by the Plan of Arrangement. Triple Flag’s obligations under the Arrangement Agreement are not subject to any conditions regarding Triple Flag’s ability to obtain financing for the Consideration to be paid pursuant to the Arrangement.

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Exchange of Maverix Shares

Procedure for Exchange of Maverix Shares

The Letter of Transmittal has been sent to Registered Maverix Shareholders with this Circular. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Maverix Shareholders (other than the Dissenting Shareholders, Triple Flag and their respective affiliates) can obtain additional copies of the Letter of Transmittal by contacting the Depositary, by calling toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com or the Company’s Corporate Secretary by email at info@maverixmetals.com. The Letter of Transmittal is also available on the Company’s SEDAR profile at www.sedar.com. Maverix Shareholders whose Maverix Shares are registered in the name of an intermediary must contact their intermediary to deposit their Deposited Securities.

The Letter of Transmittal includes an election form that sets out the procedure to be followed by Depositing Shareholders to elect to receive either (a) the All Cash Consideration, or (b) the All Share Consideration, in each case, subject to proration, for each Maverix Share held and provides for the deposit of their Maverix Shares under the Arrangement. If the Arrangement becomes effective, in order to receive the Consideration payable in exchange for the Deposited Shares to which the Depositing Shareholder is entitled under the Plan of Arrangement, a Depositing Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advice(s) representing its Deposited Shares and all other required documents to the Depositary pursuant to the instructions set forth in the Letter of Transmittal. Such election MUST be made by the Election Deadline, failing which each such Maverix Shareholder will receive the All Share Consideration, subject to proration.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Deposited Shares to the holders thereof as soon as reasonably practicable at the address specified in the Letter of Transmittal.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) and DRS Advice(s) representing the Deposited Shares and any other required documents to the Depositary as soon as possible.

None of Maverix, Triple Flag or the Depositary are liable for failure to notify Maverix Shareholders who make a deficient deposit with the Depositary.

Triple Flag, acting reasonably, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Maverix Shareholders. The granting of a waiver to one or more Maverix Shareholders does not constitute a waiver for any other Maverix Shareholders. Triple Flag reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying share certificate(s) or DRS Advice(s) representing the Maverix Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Maverix for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

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The Plan of Arrangement provides that there is a maximum aggregate amount of All Cash Consideration and All Share Consideration to be paid to Cash Electing Shareholders and Share Electing Shareholders, respectively. If Maverix Shareholders collectively elect to receive the All Cash Consideration in excess of the Maximum Cash Consideration, the All Cash Consideration will be subject to proration. Similarly, if Maverix Shareholders collectively elect to receive the All Share Consideration in excess of the Maximum Share Consideration, the All Share Consideration will be subject to proration. See “The Arrangement – Effects and Details of the Arrangement – Proration of Consideration”.

DRS Advices

Where Maverix Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a certificate for those Maverix Shares or deposit with the Depositary any share certificate evidencing Maverix Shares. Only a properly completed and duly executed Letter of Transmittal accompanied by the applicable DRS Advice(s) is required to be delivered to the Depositary in order to surrender those Maverix Shares under the Arrangement.

Lost Share Certificates or DRS Advices

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Maverix Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and cause to deliver, in exchange for such lost, stolen or destroyed certificate, the Consideration which such holder is entitled to receive pursuant to Section 4.2(c) of the Plan of Arrangement, net of amounts required to be withheld pursuant to Section 6.3 of the Plan of Arrangement. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a surety bond satisfactory to Triple Flag and Maverix and the Depositary in such sum as Triple Flag may direct or otherwise indemnify Triple Flag, Maverix and the Depositary in a manner satisfactory to Triple Flag, Maverix and the Depositary against any claim that may be made against Triple Flag, Maverix and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing Maverix Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting TSX Trust Company toll-free at 1-866-600-5869, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Extinction of Rights

If any former Maverix Shareholder fails to deliver to the Depositary the certificates, document or instruments required to be delivered to the Depositary under the Plan of Arrangement in order for such former Maverix Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to the Plan of Arrangement, or any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement has not been deposited or has been returned to the Depositary or the Company or otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, then on the sixth (6th) anniversary of the Effective Date (i) such former Maverix Shareholder shall be deemed to have donated and forfeited to Triple Flag or its successors, all such Consideration held by the Depositary as agent for such former holder to which such former holder is entitled, (ii) any right or claim to payment that remains outstanding shall cease to represent a right or claim of any kind or nature, (iii) any certificate or other documentation representing Maverix Shares formerly held by such former Maverix Shareholder shall cease to represent a right or claim of any kind or nature, and (iv) the Maverix Shares which such former Maverix Shareholder was entitled to receive shall be automatically transferred to Triple Flag and any certificates, documents or other instruments representing such Maverix Shares held by the Depositary, shall be delivered by the Depositary to Triple Flag for cancellation and the interest of such former Maverix Shareholder in such Triple Flag Shares shall be cancelled.

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No Fractional Shares to be Issued

No fractional Triple Flag Shares will be issued pursuant to the Arrangement. Where the aggregate number of Triple Flag Shares to be issued to a Maverix Shareholder would result in a fraction of a Triple Flag Share being issuable, the number of Triple Flag Shares will be rounded down to the nearest whole Triple Flag Share, and the fractional entitlement will be cancelled without any compensation or other consideration.

If the aggregate cash amount a Maverix Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such Maverix Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Withholding Rights

Each of Maverix, Triple Flag and the Depositary will be entitled to deduct or withhold from any consideration otherwise payable to any Affected Securityholder under the Plan of Arrangement such amounts as Maverix, Triple Flag or the Depositary may be required or permitted to deduct or withhold with respect to such payment under the Tax Act or any provisions of applicable laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that an amount is so deducted or withheld and remitted, such amount shall be treated for all purposes as having been paid to the Affected Securityholder in respect of which such deduction or withholding was made.

Each of Maverix, Triple Flag and the Depositary that makes a payment to any Maverix Shareholder under the Plan of Arrangement shall be authorized to withhold and sell or otherwise dispose of such number of Triple Flag Shares otherwise issuable to such Maverix Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Maverix Shareholder and remit any unapplied balance of the net proceeds of such sale to such Maverix Shareholder.

Procedure For Payment of Consideration to Holders of In-The-Money Options

The Option Election Form has been sent to holders of Maverix Options that sets out the procedure to be followed by Company In-The-Money Optionholders to elect either (a) the Cash Option Election, or (b) the Share Option Election, for each Company In-The-Money Option held. In order to receive the consideration elected by such Company In-The-Money Optionholder upon completion of the Arrangement, a Company In-The-Money Optionholder must deliver the Option Election Form properly completed and duly executed, and all other required documents to Triple Flag pursuant to the instructions set forth in the Option Election Form. Such election MUST be made by the Election Deadline, failing which each such Company In-The-Money Optionholder will be deemed to have elected the Share Option Election.

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Procedure for Payment of Consideration to Holders of Maverix RSUs

On the Effective Date of the Arrangement, Triple Flag will cause the Cash Consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid by Maverix to holders of Maverix RSUs. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable. Holders of Maverix RSUs do not need to complete a Letter of Transmittal or surrender the certificates representing such securities to the Depositary in order to receive the Consideration payable to them pursuant to the Arrangement. Pursuant to the Plan of Arrangement, at the Effective Time, holders of Maverix RSUs shall automatically cease to be holders of such securities and all agreements relating to such securities shall be deemed to be terminated and shall be of no further force and effect.

Shareholder Approval of the Arrangement

At the Meeting, pursuant to the Interim Order, Maverix Shareholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Maverix Shareholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved by at least (i) 66 2/3 % of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Minority Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Arrangement Resolution must receive the Required Maverix Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Court Approval of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Circular.

Subject to obtaining the Required Maverix Shareholder Approval at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on or about January 16, 2023 at 9:00 a.m. (Pacific time) virtually in the Court. Any Maverix Shareholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the notice of application (the “Notice of Application”) and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application is attached as Appendix D to this Circular.

If (a) the Required Maverix Shareholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed and the Arrangement will become effective on the Effective Date.

Dissenting Shareholders’ Rights

Registered Maverix Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

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The following is a summary of the provisions of the CBCA relating to the dissent and appraisal rights available in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the court-determined fair value of its Maverix Shares. This summary is qualified in its entirety by reference to the full text of section 190 of the CBCA, which is attached as Appendix J to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached at Appendix C to this Circular).

The statutory provisions dealing with the right of dissent are technical and complex. Any Maverix Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights. Accordingly, each Maverix Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of section 190 of the CBCA and consult a legal advisor.

The Interim Order expressly provides Registered Maverix Shareholders as at the close of business on the Record Date with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution was adopted) of all, but not less than all, of the holder’s Maverix Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. The fair value determination is made by a court following a legal proceeding, and payment of the court-determined fair value will be made following the conclusion of that legal proceeding.

A Registered Maverix Shareholder as at the close of business on the Record Date who intends to exercise the Dissent Rights must (i) deliver a written objection to the Arrangement Resolution (the “Notice of Dissent”) to the Company c/o Blake, Cassels & Graydon LLP, Suite 4000 – Commerce Court West, Toronto, ON M5L 1A9 attn: Ryan Morris, or by email to ryan.morris@blakes.com to be received by no later than 10:00 a.m. (Pacific time) on January 10, 2023 (or by 10:00 a.m. (Pacific time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) otherwise strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and described in the Circular. A vote in favour of the Arrangement Resolution will deprive the Registered Maverix Shareholder of any rights under section 190 of the CBCA.

Section 190 of the CBCA provides that a Registered Maverix Shareholder may make a claim under that section only with respect to all the shares of a class held by the Maverix Shareholder as at the close of business on the Record Date or on behalf of any one beneficial owner and registered in the name of the Maverix Shareholder as at the close of business on the Record Date. Accordingly, a Maverix Shareholder may only exercise the right to dissent under section 190 in respect of Maverix Shares which are registered in that Maverix Shareholder’s name as at the close of business on the Record Date. In many cases, Maverix Shares beneficially owned by a Beneficial Maverix Shareholder are registered either: (a) in the name of an intermediary that the Beneficial Maverix Shareholder deals with in respect of Maverix Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Beneficial Maverix Shareholder will not be entitled to exercise the right to dissent under section 190 of the CBCA directly (unless the shares are re-registered in the Beneficial Maverix Shareholder’s name). A Beneficial Maverix Shareholder who wishes to exercise the right to dissent should immediately contact the intermediary who the Beneficial Maverix Shareholder deals with in respect of the Maverix Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Beneficial Maverix Shareholder’s behalf (which, if the Maverix Shares are registered in the name of CDS or another clearing agency, would require that the Maverix Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Maverix Shares in the name of the Beneficial Maverix Shareholder, in which case the Beneficial Maverix Shareholder would have to exercise the right to dissent directly.

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Within 10 days after the adoption of the Arrangement Resolution by the Maverix Shareholders, the Company is required to notify in writing each Dissenting Shareholder that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receipt of such notice, or, if he does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution, send to the Company a written notice (the “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Maverix Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the certificates representing the Maverix Shares in respect of which the Dissenting Shareholder dissents to the Company or its transfer agent. The Company or the transfer agent will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send their share certificates, they have no right to make a claim under section 190 of the CBCA.

Not later than seven days after the later of the Effective Date and the day the Company receives the Demand for Payment, the Company will send, to each Dissenting Shareholder who has sent a Demand for Payment, a written offer to pay for the Maverix Shares (“Offer to Pay”) of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the Directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay that has been accepted by a Dissenting Shareholder shall be paid within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the Maverix Shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Company will give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and who has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Maverix Shares have not been purchased by the Company will be joined as parties to any such application to the court to fix a fair value and will be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court will fix a fair value for the Maverix Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder will be rendered against the Company and in favour of each Dissenting Shareholder and for the amount of the shares as fixed by the court.

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For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations for Shareholders – Residents of Canada”.

Stock Exchange Delisting and Reporting Issuer Status

The Maverix Shares will be delisted from the TSX and the NYSE American as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that Triple Flag will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. In addition, following the delisting of the Maverix Shares from the NYSE American, the Company will cease to be an SEC reporting company in accordance with U.S. Securities Laws.

Transaction Regulatory Approvals

Competition Act Approval

The Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act and is not otherwise exempt (a “Notifiable Transaction”) provide the Commissioner of Competition (the “Commissioner”) with prescribed information (“Notifications”) in respect of a Notifiable Transaction. The parties to a Notifiable Transaction cannot complete a Notifiable Transaction until (a) the applicable statutory waiting period under section 123 of the Competition Act has expired or been terminated, (b) an advance ruling certificate (an “ARC”) has been issued by the Commissioner pursuant to section 102 of the Competition Act, or (c) a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act has been provided by the Commissioner.

As an alternative to filing Notifications, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an ARC confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and a letter from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act (a “No-Action Letter”).

The Commissioner may apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before a transaction has been completed or within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the transaction. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action.

Competition Act Approval is a condition to the completion of the Arrangement Agreement. Competition Act Approval means the Commissioner: (a) shall have issued an ARC, or (b) both of (i) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit Notifications shall have been waived under paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No-Action Letter.

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The transactions contemplated by the Arrangement are a Notifiable Transaction under the Competition Act. On November 23, 2022 in accordance with the Arrangement Agreement, the Parties filed with the Commissioner a request for an ARC or, as an alternative, a No-Action Letter and a waiver under paragraph 113(c) of the Competition Act.

The Commissioner issued a No-Action Letterin respect of the Arrangement on December 5, 2022 and waived the obligation to submit Notifications under paragraph 113(c) of the Competition Act.

HSR Act Approval

Under the terms of the Arrangement Agreement, the Arrangement cannot be completed until, in respect of the HSR Act, all applicable waiting periods, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement have expired or otherwise been terminated. HSR notification and report forms were filed with the FTC and the DOJ on November 21, 2022, and the applicable waiting period under the HSR Act is expected to expire at 11:59 p.m. Eastern time on December 21, 2022 in the event that the parties do not receive a request for additional information or documentary material.

At any time before or after consummation of the Arrangement, notwithstanding the HSR Act Approval, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable, including seeking to enjoin the completion of the Arrangement, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights; however, pursuant to the terms of the Arrangement Agreement, neither Triple Flag, Maverix, nor any affiliate of either Triple Flag or Maverix shall be required to undertake any divestiture of any business, business segment or assets of Triple Flag or Maverix, agree to any material operating restrictions related thereto or incur any material expenditure(s) related therewith, unless agreed to by both Triple Flag and Maverix. At any time before or after the completion of the Arrangement, and notwithstanding the HSR Act Approval, any state or the District of Columbia could take such action under applicable antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the completion of the Arrangement or seeking divestiture of substantial assets of Maverix or Triple Flag; however, pursuant to the terms of the Arrangement Agreement, neither Triple Flag, Maverix, nor any affiliate of either Triple Flag or Maverix shall be required to undertake any divestiture of any business, business segment or assets of Triple Flag or Maverix, agree to any material operating restrictions related thereto or incur any material expenditure(s) related therewith, unless agreed to by both Triple Flag and Maverix. Private parties may also seek to take legal action under applicable antitrust laws under certain circumstances.

Other Regulatory Approvals

Stock Exchange Approval

The Triple Flag Shares are listed and posted for trading on the TSX and the NYSE.

It is a condition of the Arrangement that the TSX and the NYSE shall have conditionally approved for listing the Consideration Shares issuable in connection with the Arrangement.

Triple Flag has applied to list the Consideration Shares to be issued in connection with the Arrangement on the TSX and the NYSE. Listing is subject to approval by the TSX of Triple Flag’s listing application and the fulfillment by Triple Flag of all of the listing requirements and conditions of the TSX. The TSX has not conditionally approved the listing of the Consideration Shares on the TSX and there is no assurance that the TSX will approve Triple Flag’s listing application. Triple Flag anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

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Securities Law Matters

Canadian Securities Law Matters

Maverix is a reporting issuer in each of the provinces and territories of Canada. The Maverix Shares currently trade on the TSX and the NYSE American. After the Arrangement, Maverix will be a wholly-owned subsidiary of Triple Flag, the Maverix Shares will be delisted from the TSX and NYSE American as soon as practicable following the completion of the Arrangement and Triple Flag expects to apply to the applicable Canadian and U.S. securities regulators to have Maverix cease to be a reporting issuer under Canadian and U.S. Securities Laws.

Triple Flag is currently a reporting issuer in each of the provinces and territories of Canada and, if the Arrangement is completed, Triple Flag will, as a result of the Arrangement, continue its reporting issuer status in all provinces and territories of Canada upon completion of the Arrangement. The Triple Flag Shares are listed and posted for trading on the TSX and the NYSE.

The issue of Triple Flag Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of Triple Flag Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable Canadian Securities Laws.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Maverix Shareholders who receive Consideration Shares and Replacement Options under the Arrangement. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. Securities Laws.

The Consideration Shares and Replacement Options to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by the Section 3(a)(10) Exemption and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the procedural and substantive fairness of such issuance and exchange, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear and receive timely notice thereof. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares and Replacement Options issued in connection with the Arrangement.

The Consideration Shares and Replacement Options to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except that the U.S. Securities Act imposes restrictions on any resale in the United States (e.g., over the NYSE) of Consideration Shares and the Replacement Options received pursuant to the Arrangement by persons who are at the time of a resale, or who were within three months before the Effective Date, “affiliates” of Triple Flag. An “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer may be considered to be its “affiliates”. In addition, “affiliates” of Triple Flag (other than solely by virtue of status as an executive officer or director of Triple Flag) may be restricted in making an offshore resale (e.g., over the TSX) pursuant to Regulation S. Any holder of Triple Flag Shares or Replacement Options who is an affiliate of Triple Flag at the time of a proposed resale, or has been an affiliate within three months before the Effective Date, is urged to consult with its own legal advisor to ensure that any proposed resale of Triple Flag Shares or Replacement Options issued to them under the Arrangement complies with applicable U.S. Securities Act requirements.

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Maverix Optionholders are advised that the Section 3(a)(10) Exemption for the issuance of the Replacement Options in exchange for the Maverix Options does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Triple Flag Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon such exemption, and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Triple Flag Shares issued upon the exercise of Replacement Options outside the United States may be resold by the holders thereof without registration under the U.S. Securities Act, including through sales on the TSX if then available, in accordance with Regulation S under the U.S. Securities Act; provided that such resales may be restricted for any such holder who is an “affiliate” of Triple Flag (other than solely by virtue of status as an executive officer or director of Triple Flag).

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, and to the Plan of Arrangement, which is attached hereto as Appendix B. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of Maverix relating to: (a) organization; (b) capitalization; (c) shareholder and similar agreements; (d) authority; (e) no conflict, required fillings and consent; (f) authorizations; (g) Maverix Special Committee Recommendation and Maverix Board Approval; (h) Maverix Subsidiaries; (i) no defaults; (j) Maverix authorizations; (k) absence of changes; (l) material contracts; (m) Maverix royalty and stream interests; (n) no contracts or commitments; (o) employment agreements; (p) financial matters; (q) auditors; (r) books and records: (s) litigation; (t) interest in properties; (u) records and data (v) technical matters; (w) off-balance sheet transactions; (x) title and rights regarding other assets; (y) intellectual property; (z) operational matters; (aa) insurance; (bb) environmental; (cc) indigenous affairs; (dd) non-governmental organizations and community groups; (ee) employment, labour, health and safety; (ff) tax matters; (gg) non-arm’s length transactions; (hh) pension and employee benefits; (ii) reporting status; (jj) no cease trade; (kk) reports; (ll) compliance with laws; (mm) code of ethics; (nn) no option on assets; (oo) certain contracts; (pp) no broker’s commission; (qq) no expropriation; (rr) corrupt practices legislation; (ss) sanctions; (tt) compliance with sanctions; (uu) no investigations; (vv) policies and procedures; (ww) vote required; (xx) U.S. Securities Law matters; (yy) confidentiality agreements; (zz) ownership of Triple Flag Shares and purchaser preferred shares; and (aaa) no collateral benefits.

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The Arrangement Agreement contains certain customary representations and warranties of Triple Flag relating to: (a) organization; (b) capitalization; (c) shareholder and similar agreements; (d) authority; (e) no conflict, required fillings and consent; (f) authorizations; (g) directors’ approvals; (h) no defaults; (i) Triple Flag authorizations; (j) absence of changes; (k) material contracts; (l) Triple Flag royalty and stream interests; (m) financial matters; (n) auditors; (o) books and records; (p) litigation; (q) off-balance sheet transactions; (r) operational matters; (s) environmental; (t) tax matters; (u) reporting status; (v) no cease trade; (w) reports; (x) compliance with laws; (y) no option on assets; (z) no expropriation; (aa) corrupt practices legislation; (bb) sanctions; (cc) Investment Canada Act status; (dd) ownership of Maverix Shares and Maverix Preference Shares; and (ee) issuance of Purchaser securities.

Conditions to Closing

Mutual Conditions

The completion of the transactions contemplated by the Arrangement Agreement are subject to the fulfilment of the following conditions at or before the Outside Date or such other time as is specified below:

(i)	each of the Interim Order and Final Order will have been granted in form and substance satisfactory to Triple Flag and Maverix, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Triple Flag or Maverix, each acting reasonably, on appeal or otherwise;

(ii)	the Arrangement Resolution will have been approved by Maverix Shareholders at the Meeting in accordance with the Interim Order;

(iii)	the Triple Flag Shareholder Approval shall have been obtained;

(iv)	the TSX and the NYSE will have conditionally approved the listing thereon of the Triple Flag Shares to be issued pursuant to the Arrangement, subject to official notice of issuance and satisfaction of the condition set forth in Item (iii) above;

(v)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms thereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Triple Flag or Maverix;

(vi)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the Laws of any jurisdiction which Triple Flag and Maverix reasonably determine to be applicable, including the HSR Act Approval and the Competition Act Approval, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to, have a Material Adverse Effect on Triple Flag or Maverix or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are satisfactory to Triple Flag and Maverix, each acting reasonably;

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(vii)	the distribution of Triple Flag Shares in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian Securities Laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities Laws, Triple Flag Shares to be distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Canadian Securities Laws; and

(viii)	the Arrangement Agreement shall not have been terminated pursuant to Section 7.2 of the Arrangement Agreement.

Triple Flag Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to additional conditions precedent in favour of Triple Flag, including that:

(i)	(A) certain representations and warranties made by Maverix shall be true and correct in all respects of the Effective Date, as though made on and as of the Effective Date (except for representation and warranties made as of a specified date), and (B) other than those representation and warranties set forth in (A), all other representation and warranties made by Maverix shall be true and correct in all respects (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained in the Arrangement Agreement) as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties to be so true and correct in all respects, made as of a specified date, the accuracy of which shall be determined as of that specified date) except to the extent that the failure or failures of such representation and warranties, individually or in the aggregate, would not result in a Material Adverse Effect and Triple Flag will receive a certificate confirming same;

(ii)	from the date of the Arrangement Agreement to the Effective Date, there will not have occurred, and the Company will not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on the Company;

(iii)	the Company will have complied in all material respects with its covenants in the Arrangement Agreement and Triple Flag will receive a certificate confirming same;

(iv)	holders of not greater than 5% of the outstanding Maverix Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date;

(v)	Maverix shall have delivered Payout Letters and evidence reasonable satisfactory to Triple Flag of the release and valid discharge of all Encumbrances (or will be released and discharged concurrently with the closing of the Arrangement), other than Company Permitted Encumbrances; and

(vi)	if required by Triple Flag in accordance with Section 4.6 of the Arrangement Agreement, Maverix shall have terminated its interest in the Omolon Interests.

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Company Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to additional conditions precedent in favour of Maverix, including that:

(i)	(A) certain of the representations and warranties made by Triple Flag shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (B) other than those representation and warranties set forth in (A), all other representations and warranties of Triple Flag shall be true and correct in all respects (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained in the Arrangement Agreement) as of the date of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect and Maverix will receive a certificate confirming same;

(ii)	from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Triple Flag or any of the Triple Flag Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Triple Flag;

(iii)	Triple Flag shall have complied in all material respects with its covenants herein and Maverix will receive a certificate confirming same; and

(iv)	Triple Flag shall have amended the Triple Flag Investor Rights Agreement in the form appended as Schedule E of the Arrangement Agreement.

Covenants

General

In the Arrangement Agreement, each of Maverix and Triple Flag has agreed to certain covenants, including customary covenants relating to the operation of their respective businesses in the ordinary course, to use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and the Plan of Arrangement (to the extent the same is within its influence or control to take), and to obtain the requisite regulatory approvals set out in the Arrangement Agreement.

Maverix Interim Covenants Regarding the Conduct of its Business

The Arrangement includes a general covenant by Maverix in favour of Triple Flag that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Interim Period”), except (i) with the prior written consent of Triple Flag, such consent not to be unreasonably withheld, conditioned or delayed, (ii) as required or permitted by the Arrangement Agreement, (iii) as required by Law or (iv) as set out in the Company Disclosure Letter, Maverix shall, and shall cause each of the Maverix Subsidiaries to, (a) conduct its business in the ordinary course and in accordance with applicable Law, (b) comply with the terms of all Company Material Contracts, and (c) use commercially reasonable efforts to preserve intact the current business organization, properties, assets, rights, Authorizations, goodwill, employment relationships and business relations with suppliers, partners and any other Persons with which the Company and the Company Subsidiaries have business relations.

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Maverix will, subject to compliance with applicable Laws, fully cooperate with and keep informed Triple Flag, including through meetings with Triple Flag, and such other access to its officers, employees, agents, properties, book and records, as Triple Flag may reasonably request, to allow Triple Flag to monitor Maverix’s activities relating to the Company Royalty and Stream Interests and provide Triple Flag with a reasonable opportunity to access and discuss material information or other technical information with respect to the Company Royalty and Stream Interests or the Company Underlying Mineral Properties, and to facilitate business integration planning.

Without limiting the generality of the foregoing, and except pursuant to certain exceptions, Maverix has also agreed not to, and cause each of its Subsidiaries not to, among other things, directly or indirectly during the Interim Period:

(i)	alter, amend or propose to alter or amend the articles, by-laws or other constating documents or their equivalent of Maverix or any of the Company Subsidiaries or any of the terms of the Maverix Shares, Maverix Preference Shares, Maverix Options, Maverix RSUs or the Maverix Warrants as they exist at the date of the Arrangement Agreement;

(ii)	reduce its stated capital, or split, divide, consolidate, combine or reclassify any of the shares or other securities of Maverix or any of the Company Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Maverix Shares or the Maverix Preference Shares, other than the Company Permitted Dividends;

(iii)	redeem, purchase or otherwise acquire or subject to any Encumbrance, or permit any of the Company Subsidiaries to redeem, purchase or otherwise acquire or subject to any Encumbrance, any Maverix Shares or any Maverix Preference Shares or any other securities or securities convertible into or exchangeable or exercisable for Maverix Shares or Maverix Preference Shares;

(iv)	issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Company Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Maverix or any of the Company Subsidiaries, other than the issue of the Maverix Shares in accordance with the Maverix Warrants, the Maverix Options and Maverix RSUs;

(v)	adopt, or permit any of the Company Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself;

(vi)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Maverix in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Documents) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

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(vii)	permit or authorize Maverix Metals Trading DMCC to engage in any business, enterprise or other activity or enter into any Contract, and the Company and no other Company Subsidiary will provide funding or capital, or otherwise enter into any Contract in respect of or on behalf of Maverix Metals Trading DMCC;

(viii)	commence any litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of the Arrangement Agreement or the Confidentiality Agreement, to enforce other obligations of Triple Flag or as a result of litigation commenced against Maverix);

(ix)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or other financial instruments or like transaction;

(x)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Maverix;

(xi)	terminate the employment or consulting arrangement of any senior management employees, except for cause

(xii)	increase any benefits payable under its current severance or termination pay policies;

(xiii)	increase the coverage, contributions, funding requirements or benefits available under any Company Benefit Plan or create any new plan which would be considered to be a Company Benefit Plan once created;

(xiv)	make any material determination under any Company Benefit Plan that is not in the ordinary course of business;

(xv)	adopt or amend or make any contribution to or grant any award under any Company Benefit Plan, the Maverix Option Plan, the Maverix RSU Plan, or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or officers, employees or consultants or former directors or officers, employees or consultants of Maverix or the Maverix Subsidiaries;

(xvi)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of the Company Benefit Plans, the Maverix Option Plan, the Maverix RSU Plan, except in accordance with their respective terms as contemplated in the Arrangement Agreement;

(xvii)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(xviii)	sell, pledge, lease, licence, mortgage, encumber or otherwise dispose of, or permit any of the Company Subsidiaries to sell, pledge, lease, licence, mortgage, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(xix)	acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any corporation, partnership or other Person (or interest therein) or division of any corporation or other entity, or permit any of the Company Subsidiaries to acquire or agree to acquire any corporation, partnership or other Person (or interest therein) or division of any corporation or other entity or make any other investment by the purchase of securities, contribution of capital, property transfer or purchase of any property or assets of any other person;

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(xx)	pay, discharge or satisfy or settle any Liability or obligation that is not in the ordinary course of business except for any Liability or obligation between Maverix and any of the Company Subsidiaries or between the Company Subsidiaries or that is reflected or reserved against in the Company Financial Statements or voluntarily waive, release, assign, settle or compromise any proceeding;

(xxi)	settle or compromise any action, claim or other proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

(xxii)	except in connection with matters otherwise permitted under Section 4.1 of the Arrangement Agreement, enter into any Contract under which Maverix or any Maverix Subsidiary is obliged to make payments, or is entitled to receive payments in excess of $2,000,000, or Contract that if entered into prior to the date of the Arrangement Agreement, would be a Company Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Company Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xxiii)	enter into or renew any Contract (i) containing (a) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Triple Flag or any of its affiliates, to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or the Company Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Triple Flag or any of its affiliates, is or would be conducted or (c) any limit or restriction on the ability of the Company or the Company Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Triple Flag or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(xxiv)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(xxv)	grant to any officer, director, employee or consultant of Maverix or the Company Subsidiaries an increase in compensation in any form;

(xxvi)	grant any general salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of Maverix or the Company Subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business as disclosed in the Company Disclosure Letter;

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(xxvii)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay (or amend any existing arrangement relating to the foregoing);

(xxviii)	enter into or modify any employment or consulting agreement with any director, officer, employee or consultant of Maverix or the Company Subsidiaries;

(xxix)	make any loan to any director, officer, employee or consultant of Maverix or the Company Subsidiaries; or

(xxx)	make any changes in its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or IFRS.

Maverix will use its commercially reasonable efforts to (i) cause the current insurance (or re-insurance) policies maintained by Maverix and the Company Subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing; (ii) retain the services of its and its Subsidiaries’ existing employees and consultants until the Effective Time; (iii) to remove the legend and trading restrictions in place in respect of ‘compensation shares’ set forth on the Company Disclosure Letter; and (iv) cause Matthew Fargey to transfer to a person designated by Triple Flag the registered title to any outstanding securities in the in the capital of Minera MacMillan S.A. de C.V. and Exploracion Mac-Ore S.A. de C.V. held by Matthew Fargey.

Neither Maverix nor the Company Subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Authorizations or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorization necessary to conduct its businesses as now being conducted.

Maverix Interim Covenants Regarding the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Maverix shall and shall cause its Subsidiaries to perform all obligations required to be performed by Maverix under the Arrangement Agreement, cooperate with Triple Flag in connection with the Arrangement, and use commercially reasonably efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including, among other things:

(i)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals and give any notices required by Maverix and its Subsidiaries from other parties to any Company Material Contracts in order to complete the Arrangement;

(ii)	obtain all consents, approvals and authorizations as are required to be obtained by the Company or any of the Company Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on Triple Flag, including the HSR Act Approval and the Competition Act Approval;

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(iii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by the Arrangement Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by the Arrangement Agreement, including the HSR Act Approval and the Competition Act Approval;

(iv)	upon reasonable consultation with Triple Flag, oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(v)	cause the issuance of 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and in compliance with all applicable U.S. state securities laws; and

(vi)	take all such actions, fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Plan of Arrangement required to be taken, fulfilled or satisfied by Maverix.

Maverix shall not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated or would render, or that could reasonably be expected to render, any representation or warranty made by Maverix in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or that could reasonably be expected to have a Material Adverse Effect on Maverix.

Triple Flag Interim Covenants Regarding the Conduct of its Business

During the Interim Period, except (i) with the prior written consent of Maverix, which consent will not be unreasonably withheld, conditioned or delayed, (ii) as required or permitted by the Arrangement Agreement, (iii) as required by Law, or (iv) as set out in the Triple Flag Disclosure Letter, Triple Flag shall, and shall cause each of the Triple Flag Subsidiaries to: (a) conduct its business in the ordinary course and in accordance with applicable Law, and (b) comply with the terms of all Triple Flag Material Contracts.

Without limiting the generality of the above and except as described in the Triple Flag Disclosure Letter, Triple Flag will not, among other things, directly or indirectly: (i) alter or amend, the articles, by-laws or other constating documents of Triple Flag or its subsidiaries; (ii) split, divide, consolidate, combine or reclassify Triple Flag Shares, Triple Flag Preferred Shares or any other securities of Triple Flag and its Subsidiaries; (iii) issue, sell, grant, award, pledge, dispose of or otherwise encumber, or agree to the same, any Triple Flag Shares or Triple Flag Preferred Shares or any options or rights of any kind to acquire Triple Flag Shares or Triple Flag Preferred Shares; (iv) redeem, purchase or otherwise acquire or subject to any Encumbrance, any of its outstanding Triple Flag Shares or Triple Flag Preferred Shares or any other securities or any securities of its Subsidiaries, other than secondary market purchases of Triple Flag shares in accordance with any normal course issuer bid; (v) amend the terms of any securities of Triple Flag or its subsidiaries; (vi) adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Triple Flag or its Subsidiaries; (vii) reorganize, amalgamate or merge Triple Flag with any other person and will not cause or permit its Subsidiaries to reorganize, amalgamate or merge with any other person; (viii) reduce that stated capital of the Triple Flag Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Triple Flag Shares or Triple Flag Preferred Shares other than the Triple Flag Permitted Dividends; (ix) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in Triple Flag Public Disclosure Documents, as required by applicable Laws or under IFRS; or (x) enter into, modify or terminate any Contract or other arrangement with respect to any of the foregoing.

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Except as set out in the Triple Flag Disclosure Letter, Triple Flag will not, and will not cause or permit its Subsidiaries to, directly or indirectly, take certain actions, except in connection with the Arrangement Agreement, for a value in excess of $100 million in the aggregate in respect of such actions.

Triple Flag will not, and will not cause or permit its Subsidiaries to: (i) enter into or renew any Contract or other arrangement that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; or (ii) directly or indirectly, except in the ordinary course of business (a) terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Triple Flag, or (b)       enter into any Contract or other arrangement containing any provisions restricting or triggered by the transactions contemplated in the Arrangement Agreement.

Triple Flag will use its commercially reasonably efforts to cause the current insurance (or re-insurance) policies maintained by Triple Flag and its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing.

Neither Triple Flag nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Authorizations or take any action or fail to take any action or failure to act would result in the material loss, expiration, or surrender of, or the loss of any material benefit under, or reasonably expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any Authorization necessary to conduct its business as now being conducted.

Triple Flag Interim Covenants Regarding the Performance of Obligations

Subject to the terms and conditions of the Arrangement Agreement, Triple Flag will perform all obligations required to be performed by it under the Arrangement Agreement, cooperate with Maverix in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including, among other things:

(i)	obtain the Triple Flag Shareholder Approval in accordance with the requirements of the TSX;

(ii)	cooperating with Maverix in connection with, and using its commercially reasonable efforts to assist Maverix in obtaining the waivers, consents and approvals referred to in “The Arrangement Agreement–Covenants – Maverix Interim Covenants Regarding the Performance of Obligations”;

(iii)	obtain all consents, approvals and authorizations as are required to be obtained by Triple Flag or any of the Triple Flag Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on Triple Flag, including the HSR Act Approval and the Competition Act Approval;

(iv)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by the Arrangement Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by the Arrangement Agreement, including the HSR Act Approval and the Competition Act Approval;

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(v)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Arrangement Agreement, the transactions contemplated by the Arrangement Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated by the Arrangement Agreement;

(vi)	cause the issuance of 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and in compliance with all applicable U.S. state securities laws;

(vii)	obtain all third-party consents, waivers and approvals and give any notices required under any of the Triple Flag Material Contracts; and

(viii)	fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Triple Flag.

Triple Flag shall not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Triple Flag in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that could reasonably be expected to have a Material Adverse Effect on Triple Flag.

Regulatory Approvals

Triple Flag and Maverix shall, from and after the date of the Arrangement Agreement, work together to determine whether, in addition to the necessary conditional approvals and equivalent approvals, as the case may be, of the TSX, the NYSE and the NYSE American, and the HSR Act Approval and the Competition Act Approval, any material licenses, permits or approvals are required (other than the Interim Order and the Final Order) from any Governmental Entity or under any applicable Laws relating to the business and operations of Maverix or Triple Flag (collectively, the “Transaction Regulatory Approvals”) in order to consummate the transactions contemplated by the Arrangement Agreement. In the event any such determination is made, Triple Flag and the Company shall use commercially reasonable efforts to apply for and obtain any such Transaction Regulatory Approvals as soon as reasonably practicable, in accordance with Section 4.5(d) of the Arrangement Agreement. Triple Flag shall be responsible for the payment of any filing fees required to be paid in connection with any filing made in respect of the Transaction Regulatory Approvals, as applicable. Maverix shall cooperate and collaborate with Triple Flag with respect to documentation required to be prepared in connection with such filings and Maverix’s costs of such cooperation and collaboration shall be borne by Maverix. Without limiting the generality of the foregoing, each of Maverix and Triple Flag agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Maverix Shares from the TSX and the NYSE American as promptly as practicable following the Effective Time (including, if requested by Triple Flag, such items as may be necessary to delist the Maverix Shares on the Effective Date).

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Each of Triple Flag and Maverix shall use its commercially reasonable efforts to: (i) obtain the Transaction Regulatory Approvals at the earliest possible date. For greater certainty, but without limiting the generality of the foregoing, the Parties shall request that the Transaction Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Transaction Regulatory Approvals; (ii) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Transaction Regulatory Approvals; and (iii) make such further filings as may be necessary, proper or advisable in connection therewith.

The Parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature as may be or become necessary or desirable pertaining to the Transaction Regulatory Approvals. Each Party shall (i) promptly inform the other Party of any material communication received from any Governmental Entity in respect of the Transaction Regulatory Approvals; (ii) use reasonable commercial efforts to respond promptly to any requests or notices from any Governmental Entity that is relevant to the review of the transaction contemplated by the Arrangement Agreement in respect of the Transaction Regulatory Approvals; (iii) permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature in respect of obtaining the Transaction Regulatory Approvals and shall provide the other Party a reasonable opportunity to comment thereon and agree to consider those comments in good faith; (iv) promptly provide the other Party with copies of any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature that were submitted to a Governmental Entity in respect of obtaining the Transaction Regulatory Approvals; (v) not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Entity in respect of the Arrangement Agreement, the Arrangement or obtaining the Transaction Regulatory Approvals, unless it consults with the other Party in advance and, subject to any objection expressed by a Governmental Entity, gives the other Party or its external counsel the opportunity to attend and participate; and (vi) keep the other Parties informed of the status of discussions relating to obtaining the Transaction Regulatory Approvals.

Notwithstanding anything to the contrary above, (i) where a Party is required to provide information to the other Party that the disclosing Party reasonably deems to be competitively sensitive information, the disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the receiving Party, provided that the disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications; and (ii) in the event of a disagreement between Triple Flag and Maverix over strategy or the contents of any applications, notices, filings, submissions, undertakings, correspondence or communications of any nature in connection with obtaining the Transaction Regulatory Approvals, Triple Flag shall be entitled to set the strategy or contents.

The obligation of Triple Flag and Maverix to use their respective commercially reasonable efforts to obtain the Transaction Regulatory Approvals does not require Triple Flag or Maverix (or any affiliate thereof) to undertake any divestiture of any business, business segment or assets of Triple Flag or Maverix, to agree to any material operating restrictions related thereto or to incur any material expenditure(s) related therewith, unless agreed to by both Triple Flag and Maverix. In connection with obtaining the Transaction Regulatory Approvals, neither Maverix nor any affiliate thereof shall agree to any of the foregoing items without the prior written consent of Triple Flag.

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Sanctions

If, at any time following the date of the Arrangement Agreement, there are any changes under Sanctions or other applicable Laws which would preclude the Company or, upon completion of the Arrangement, would reasonably be expected to preclude Triple Flag, in the absence of licensing, from holding the Omolon Interests or result in Maverix or any Company Subsidiary or, upon completion of the Arrangement, Triple Flag or any Triple Flag Subsidiary, becoming a sanctioned entity, then Maverix shall promptly inform Triple Flag of such changes and Triple Flag shall have the right, exercisable at any time prior to the Effective Date, to require the Company to terminate its interest in the Omolon Interests as a condition to closing of the Arrangement.

Non-Solicitation

Under the Arrangement Agreement, Maverix has agreed to certain non-solicitation covenants.

Subject to Article 6 of the Arrangement Agreement, Maverix shall not, directly or indirectly, through any officer, Director, employee, representative, advisor or agent of Maverix or any of the Company Subsidiaries (collectively, the “Company Representatives”), or otherwise, and the Company shall cause the Company Subsidiaries and their respective Company Representatives not to, among other things:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to or disclosure of information, knowingly permitting any visit to facilities or properties of Maverix or any of the Company Subsidiaries or Triple Flag or any of the Triple Flag Subsidiaries, as applicable, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to a Company Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to a Company Acquisition Proposal (provided that the Company or the Company Representatives may advise any Person making an unsolicited Company Acquisition Proposal that such Company Acquisition Proposal does not constitute a Company Superior Proposal if the Maverix Board has so determined in compliance with the terms of Article 6 of the Arrangement Agreement) or otherwise cooperate with or assist any effort or attempt to make any Company Acquisition Proposal;

(iii)	take no position or remain neutral with respect to, agree to, approve or recommend, or propose publicly to take no position or remain neutral with respect to, agree to, approve or recommend any Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period ending not later than the end of the third Business Day following the public commencement of such Company Acquisition Proposal shall not be considered a violation) provided that the Maverix Board has rejected such Company Acquisition Proposal, and affirmed its recommendation to all the Maverix Shareholders that they vote in favour of the Arrangement Resolution before the end of such third Business Day (or in the event that the Meeting is scheduled to occur within such three Business Day period, prior to the end of the second Business Day prior to the date of the Meeting);

(iv)	make, or propose to publicly state that it intends to withdraw, modify or qualify in any manner adverse to Triple Flag such recommendation or the unanimous approval, recommendation or declaration of advisability of the Company Board (a “Company Change in Recommendation”); or

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(v)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Company Acquisition Proposal.

Maverix shall, and shall cause the Company Subsidiaries, and their respective Company Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than Triple Flag and the Triple Flag Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Company Acquisition Proposal. Maverix shall, and shall cause the Company Subsidiaries and their respective Company Representatives to: (i) discontinue or not allow access to any of Maverix’s or the Company Subsidiaries’ confidential information to any third party and (ii) within one Business Day following the date of the Arrangement Agreement, request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Maverix or any Company Subsidiary relating to a potential Company Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. Maverix agrees not to, and shall cause the Company Subsidiaries and their respective Company Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Company Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation, standstill or purpose or use agreement or provision or similar agreements, provisions or restrictions contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of Triple Flag (which may be withheld or delayed in Triple Flag’s sole and absolute discretion). Maverix also agrees not to, and to cause the Company Subsidiaries not, to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Company Subsidiaries to enforce, such agreements and provisions.

Maverix shall notify Triple Flag, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within forty eight (48) hours of the receipt by it, a Company Subsidiary or any of its respective Company Representatives, of any Company Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Maverix or any of the Company Subsidiaries in connection with any potential Company Acquisition Proposal or for access to the properties, books or records of Maverix or any of the Company Subsidiaries by any Person (other than in the ordinary course of business and unrelated to any potential Company Acquisition Proposal).

If Maverix is in compliance with its obligations above and receives a request for material non-public information from a Person who is considering making or has made a written Company Acquisition Proposal (the existence and content of which have been disclosed to the other Party), and the Maverix Board determines that such proposal constitutes or may reasonably be expected to lead to a Company Superior Proposal, subject to and as contemplated under Section 6.1(d) of the Arrangement Agreement, then, and only in such case, the Maverix Board may provide such Person with access to information regarding the Company and the Company Subsidiaries subject to compliance with the requirements of Section 6.1(d) of the Arrangement Agreement.

Notwithstanding anything in Section 6.1 of the Arrangement Agreement, but subject to Section 6.2 of the Arrangement Agreement, the Maverix Board, and, on the direction of the Maverix Board any of the Company Representatives may, prior to the date of the Meeting participate, directly or indirectly, in any discussions or negotiations regarding any unsolicited Company Acquisition Proposal received after the date hereof that constitutes or that may reasonably be expected to lead to a Company Superior Proposal, and the Maverix Board may make a Company Change in Recommendation in respect of, approve or recommend to the Maverix Shareholders, or enter into an agreement, understanding or arrangement in respect of a Company Superior Proposal in accordance with the provisions of Section 6.1 and Section 6.2 of the Arrangement Agreement but in each case only if: (I) the Company Acquisition Proposal or the Company Superior Proposal, as applicable, did not result from, or arise in connection with, a breach of the Arrangement Agreement by Maverix, and Maverix is in compliance with its obligations under Article 6 of the Arrangement Agreement or any agreement between the Person making such Company Acquisition Proposal and Maverix; (II) the Maverix Board unanimously determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of the Maverix Board under applicable Laws; and (III) prior to entering into substantive discussions or negotiations with or responding to any Person regarding such Company Acquisition Proposal, the Company notifies Triple Flag of the good faith determination of the Maverix Board that such Company Acquisition Proposal is or may reasonably be expected to lead to a Company Superior Proposal.

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Notice of Company Superior Proposal Determination

Neither Maverix nor the Maverix Board shall accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of a Company Superior Proposal (other than a confidentiality and standstill agreement contemplated above), unless, among other things:

(i)	the Company meeting has not occurred;

(ii)	the Person making the Company Superior Proposal is not restricted from making such Company Superior Proposal pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

(iii)	the Company has complied with its obligations under “The Arrangement Agreement – Non- Solicitation” and the other provisions of Article 6 of the Arrangement Agreement;

(iv)	the Company has provided Triple Flag with written notice promptly following the Maverix Board’s determination, that (x) the Company Acquisition Proposal constitutes a Company Superior Proposal, and (y) the Maverix Board intends to accept, approve, recommend or enter into any agreement with respect to such Company Superior Proposal, and a period (the “Triple Flag Response Period”) of five Business Days has elapsed from the date that is the later of: (A) the date on which Triple Flag receives such written notice; and (B) the date Triple Flag receives from the Company a copy of such Company Superior Proposal (together with a copy of such agreement and any ancillary agreements including financing documents relating thereto provided to the Company by the party making such Company Superior Proposal); and

(v)	the Arrangement Agreement is terminated pursuant to Section 7.2(d)(ii) of the Arrangement Agreement and Maverix has paid the Company Termination Payment to Triple Flag in accordance with this Section 7.2(d)(ii) of the Arrangement Agreement.

During the Triple Flag Response Period (i) Triple Flag shall have the right, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement and (ii) Maverix shall negotiate with Triple Flag in good faith and in a manner consistent with the fiduciary duties of the Maverix Board. The Maverix Board shall review any proposal by Triple Flag to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Maverix Board whether the proposed amendment by Triple Flag, upon acceptance by Maverix, would result in the Company Acquisition Proposal not being a Company Superior Proposal. If the Maverix Board so determines, Maverix shall enter into an amended agreement with Triple Flag, reflecting the amended proposal of Triple Flag, and will promptly reaffirm its recommendation of the Arrangement, as amended.

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Each Party acknowledges and agrees that each successive modification of any Company Acquisition Proposal shall constitute a new Company Acquisition Proposal for the purposes of Section 6.2 of the Arrangement Agreement and Triple Flag shall be afforded a new Triple Flag Response Period, and the rights afforded in Section 6.2 of the Arrangement Agreement shall apply in respect of each such Company Acquisition Proposal.

Where at any time before the Meeting, Maverix has provided Triple Flag with a notice under Section 6.1(c) or 6.2(a)(iv) of the Arrangement Agreement or a Company Acquisition Proposal has been publicly disclosed or announced, and, in the case of Section 6.2(a)(iv) of the Arrangement Agreement, the Triple Flag Response Period has not elapsed, then, subject to applicable Laws, at Triple Flag’s request, Maverix will postpone or adjourn the Meeting at the Meeting (but not beforehand without Triple Flag’s consent), to a date acceptable to Triple Flag, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the Meeting, and shall, in the event that Triple Flag and Maverix amend the terms of the Arrangement Agreement pursuant to Section 6.2(b) of the Arrangement Agreement, ensure that the details of such amended Agreement are communicated to the Maverix Shareholders prior to the resumption of the adjourned or postponed Meeting.

Termination of Arrangement Agreement

Mutual Termination Rights

The Arrangement Agreement may be terminated at any time prior to the Effective Time by (a) the mutual written agreement of Triple Flag and Maverix; and (b) by either Triple Flag or Maverix if (i) the Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the Maverix Shareholders; (ii) the Triple Flag Shareholder Approval shall not have been obtained; (iii) the Arrangement shall not have been completed by the Outside Date; provided, however, that the failure of the Arrangement to be so completed is not the result of the breach of a representation, warranty or covenant by the Party seeking to terminate the Arrangement Agreement; or (iv) after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or Triple Flag from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate the Arrangement Agreement pursuant to this item (iv) has used its best efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

Company Termination Rights

Maverix can terminate the Arrangement Agreement if (i) subject to Section 5.4 of the Arrangement Agreement, Triple Flag breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of a condition set forth in “The Arrangement Agreement – Conditions to Closing”; provided that Maverix is not in material breach of its obligations under the Arrangement Agreement; (ii) the Maverix Board approves, accepts, or authorizes Maverix to enter into any agreement in respect of a Company Superior Proposal in compliance with the covenants set forth in “The Arrangement Agreement – Non-Solicitation”, provided that Maverix has paid the Company Termination Payment to Triple Flag; and (iii) after the date of the Arrangement Agreement, a Material Adverse Effect in respect of Triple Flag shall have occurred.

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Triple Flag Termination Rights

Triple Flag may terminate the Arrangement Agreement if (i) subject to Section 5.4 of the Arrangement Agreement, Maverix breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of a condition set forth in “The Arrangement Agreement – Conditions to Closing”; provided that Triple Flag is not in material breach of its obligations under the Arrangement Agreement; (ii) prior to obtaining the approval of the Arrangement Resolution, the Maverix Board shall have (A) made a Company Change in Recommendation, unless Triple Flag shall have breached a covenant under the Arrangement Agreement in such a manner that Maverix would be entitled to terminate the Arrangement Agreement in accordance with item (i) under “The Arrangement Agreement – Termination of the Arrangement Agreement – Company Termination Rights”, (B) approved or recommended a Company Acquisition Proposal or entered into a binding written agreement in respect of a Company Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 6.1(d) of the Arrangement Agreement), or (C) failed to publicly recommend or reaffirm its approval of the Arrangement after a Company Acquisition Proposal shall have been made to the Maverix Shareholders, within five days of any written request by Triple Flag, acting reasonably (or in the event that the Meeting is scheduled to occur within such five-day period, prior to the date of such Meeting); (iii) if Maverix breaches its obligations under “The Arrangement Agreement – Non-Solicitation” in any material respects; and (iv) after the date of the Arrangement Agreement, a Material Adverse Effect in respect of Maverix shall have occurred.

Maverix Termination Payment Event

Maverix has agreed to pay an amount in cash equal to US$24,000,000 (the “Company Termination Payment”), in immediately available funds, in the event that:

(a)	the Arrangement Agreement is terminated by either Party pursuant to item (b)(i) under “The Arrangement Agreement—Termination—Mutual Termination Rights” and prior to such termination a Company Acquisition Proposal (other than a Company Superior Proposal for which a Company Change in Recommendation has occurred) is or has been publicly announced, proposed, disclosed, offered or made by any Person other than Triple Flag or its affiliates and not withdrawn and within twelve months following the date of such termination: (i) the Maverix Board recommends any Company Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve-month period); (ii) Maverix enters into a binding definitive agreement in respect of any Company Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve-month period); or (iii) any Company Acquisition Proposal is consummated; provided that for purposes of this item (a), the term “Company Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 of the Arrangement Agreement except that each reference to “20%” therein shall be deemed to be a reference to “50%”;

(b)	the Arrangement Agreement is terminated by Triple Flag pursuant to item (b)(i) under “The Arrangement Agreement—Termination—Mutual Termination Rights” and at any time prior to such termination a Company Change in Recommendation has occurred;

(c)	the Arrangement Agreement is terminated by Triple Flag pursuant to item (ii) under “The Arrangement Agreement—Termination—Triple Flag Termination Rights”; or

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(d)	the Arrangement Agreement is terminated by Triple Flag pursuant to item (iii) under “The Arrangement Agreement—Termination—Triple Flag Termination Rights”.

Except if Maverix has paid the Company Termination Payment, in the event of termination of the Arrangement Agreement by either Triple Flag or Maverix due to Maverix’s failure to obtain the approval of the Maverix Shareholders of the Arrangement Resolution at the Meeting, Maverix shall pay, within one Business Day of the termination of the Arrangement Agreement, an amount equal to the actual expenses incurred by Triple Flag and the delivery to Maverix of reasonable documentation evidencing such expenses, subject to a maximum amount of $3,000,000, to Triple Flag as reimbursement for actual out-of-pocket costs and expenses incurred by Triple Flag with respect to the Arrangement.

Amendments

The Arrangement Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Maverix Shareholders and any such amendment may, without limitation: (a) change the time for the performance of any of the obligations or acts of either of the Parties; (b) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the Parties; and (d) waive compliance with or modify any condition contained in the Arrangement Agreement; provided however, that notwithstanding the foregoing, following the Meeting, the Exchange Ratio shall not be amended without the approval of (i) the Maverix Shareholders given in the same manner as required for the approval of the Arrangement Resolution or as may be ordered by the Court, (ii) the Triple Flag Shareholders given in the same manner as required for the Triple Flag Shareholder Approval, or (iii) both of them, as the case may be. The Arrangement Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, 6.3, 6.4 and Article 7 of the Arrangement Agreement shall remain unaffected.

Expenses

Except as expressly otherwise provided in the Arrangement Agreement, the Parties agree that all out-of-pocket expenses incurred in connection with the Arrangement Agreement and the transactions contemplated therein, the Meeting and the preparation and mailing of this Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in the Arrangement Agreement shall be construed so as to prevent the payment of such expenses. The provisions of Section 8.3 of the Arrangement Agreement shall survive the termination of the Arrangement Agreement.

RISK FACTORS

In evaluating the Arrangement, Maverix Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Maverix, may also adversely affect the trading price of the Maverix Shares, the Triple Flag Shares and/or the businesses of Maverix and Triple Flag following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Maverix Shareholders should also carefully consider the risk factors associated with the businesses of Maverix and Triple Flag under the headings “Information Concerning the Combined Company” and “Information Concerning Triple Flag” in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

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Risks Related to the Arrangement

Conditions precedent to closing of the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of Maverix’s or Triple Flag’s control, including receipt of the Final Order, receipt of the Required Maverix Shareholder Approval, and receipt of the Transaction Regulatory Approvals.

In addition, the completion of the Arrangement is conditional on, among other things, no Material Adverse Effect having occurred on Maverix or Triple Flag, or having been disclosed to the public (if previously undisclosed to the public) in respect of the other Party.

There can be no certainty, nor can Maverix or Triple Flag provide any assurance, that all condition precedent to the Arrangement will be satisfied or waived, or if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Maverix Shares and/or Triple Flag Shares may be adversely affected.

The Transaction Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favourable basis

To complete the Arrangement, each of Maverix and Triple Flag must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. The Transaction Regulatory Approvals have not been obtained yet. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. If obtained, the Transaction Regulatory Approvals may be conditioned, with the conditions imposed by the applicable Governmental Entity not being acceptable to either Maverix or Triple Flag, or, if acceptable, not being on terms that are favourable to the Combined Company. There can be no assurance as to the outcome of the regulatory approval processes, including the undertakings and conditions that may be required for approval or whether the Regulatory Approvals will be obtained. If not obtained, or if obtained on terms that are not satisfactory to either Maverix or Triple Flag, the Arrangement may not be completed.

The Arrangement is subject to receipt of the approval of the Arrangement Resolution.

The Arrangement requires that the Arrangement Resolution be approved by at least (i) 66 2/3% of the votes cast by Maverix Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Maverix Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, other than votes attached to Maverix Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. There can be no certainty, nor can the Parties provide any assurance, that the Arrangement Resolution will be approved. If such approvals are not obtained and the Arrangement is not completed, the market price of the Triple Flag Shares and the Maverix Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Maverix Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to agree to an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

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Maverix Shareholders that elect the All Cash Consideration or the All Share Consideration may be subject to proration in accordance with the Arrangement

If the total elections for All Cash Consideration exceed the Maximum Cash Consideration, it is likely that Maverix Shareholders will not receive 100% of the All Cash Consideration that they have elected to receive. Similarly, if the total elections for All Share Consideration exceed the Maximum Share Consideration, it is likely that Maverix Shareholders will not receive 100% of the All Share Consideration that they have elected or are deemed to have elected to receive.

The number of Triple Flag Shares to be received under an election to receive the All Share Consideration is fixed and the value thereof may not correlate to the value of the All Cash Consideration

Maverix Shareholders will have the right to elect to receive, or may as a result of proration or the deeming provisions under the Arrangement receive, a fixed number of Triple Flag Shares under the Arrangement rather than receiving Triple Flag Shares with a fixed market value. Because the All Share Consideration will not be adjusted to reflect changes in the market price of the Triple Flag Shares, the market value of the Triple Flag Shares received under the Arrangement will likely vary from the value of the All Cash Consideration.

Market price of the Maverix Shares and Triple Flag Shares

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Maverix Shares may be materially adversely affected and decline to the extent that the current market price of the Maverix Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for terminating the Arrangement Agreement, Maverix’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Company Termination Payment, as applicable, or the transaction expenses in connection with the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

Triple Flag has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can Triple Flag provide any assurance that the Arrangement will not be terminated by Triple Flag prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, Triple Flag may choose to terminate the Arrangement Agreement. The Arrangement Agreement also includes termination amounts payable if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of Maverix.

If the Arrangement Agreement is terminated, there is no assurance that the Maverix Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

Uncertainties surrounding the Arrangement

As the Arrangement is dependent upon receipt, among other things, of the Transaction Regulatory Approvals and satisfaction of certain other conditions, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Maverix’s resources to the completion thereof could have a negative impact on their respective relationships with their stakeholders and could have a Material Adverse Effect on the current and future operations, financial condition and prospects of Maverix.

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In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Maverix and Triple Flag even if the Arrangement is not completed. Maverix and Triple Flag are each liable for their own costs incurred in connection with the Arrangement. In the event of termination of the Arrangement Agreement by either Maverix or Triple Flag due to Maverix’s failure to receive the Required Maverix Shareholder Approval, Maverix will be liable for the expenses incurred by Triple Flag with respect to the Arrangement, subject to a maximum of $3,000,000. If the Arrangement is not completed, Maverix may be required to pay Triple Flag the Company Termination Payment. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

The Company Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire Maverix

Under the Arrangement Agreement, Maverix would be required to pay the Company Termination Payment of US$24,000,000 if the Arrangement Agreement is terminated in certain circumstances. The Company Termination Payment may discourage other parties from attempting to acquire Maverix Shares or otherwise making a Company Acquisition Proposal to Maverix, even if those parties would otherwise be willing to offer greater value to Maverix Shareholders than that offered by Triple Flag under the Arrangement.

Restrictions from pursuing business opportunities

Maverix is also subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which the Parties are restricted from soliciting, initiating or knowingly encouraging any Company Acquisition Proposal, among other things. The Arrangement Agreement also restricts them from taking specified actions until the Arrangement is completed without the consent of the other Party. These restrictions may prevent each Party from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The Triple Flag Shares issued in connection with the Arrangement may have a market value different than expected

Because the Consideration will not be adjusted to reflect any changes in the market value of Triple Flag Shares, the market values of the Triple Flag Shares and the Maverix Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Triple Flag Shares declines, the value of the consideration received by Maverix Shareholders for Maverix Shares will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Triple Flag, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors over which neither Maverix nor Triple Flag has control.

Directors and officers of Maverix have interests in the Arrangement that may be different from those of Maverix Shareholders generally.

In considering the recommendation of the Maverix Board with respect to the Arrangement, Maverix Shareholders should be aware that certain members of Maverix’s senior management and the Maverix Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed.

Registered Maverix Shareholders entitled to vote at the Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Maverix Shares in cash in connection with the Arrangement in accordance with the CBCA, as modified and supplemented by the Plan of Arrangement and the Interim Order. If Maverix Shareholders dissent in respect of a significant number of Maverix Shares, a substantial aggregate cash payment may be required to be made by Maverix that could have an adverse effect on Maverix’s cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Maverix Shares in respect of which Maverix Shareholders have validly exercised Dissent Rights exceeds 5% of the Maverix Shares then outstanding, Triple Flag is entitled, in its discretion, not to complete the Arrangement. See “Dissenting Shareholder Rights”.

Maverix and Triple Flag may be the targets of legal claims, securities class actions, derivative lawsuits and other claims, and any such claims, actions or lawsuits may delay the Arrangement or prevent it from being completed.

Maverix and Triple Flag may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Maverix and Triple Flag seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The pending Arrangement may divert the attention of Maverix’s and Triple Flag’s management.

The pendency of the Arrangement could cause the attention of Maverix’s and Triple Flag’s management to be diverted from the day-to-day operations of their respective businesses and suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Maverix regardless of whether the Arrangement is ultimately completed, or of Triple Flag if the Arrangement is completed.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of Maverix, may have a material adverse effect on Maverix’s business operations, financial results and share price.

Risks Related to the Combined Company

There are risks related to the integration of Maverix’s and Triple Flag’s existing businesses.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under “The Arrangement— Background to and Anticipated Benefits of the Arrangement — Anticipated Benefits of the Arrangement”, above, will depend, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Triple Flag’s ability to realize the anticipated growth opportunities and synergies from integrating Maverix’s and Triple Flag’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Triple Flag following completion of the Arrangement, and from operational matters during this process. There can be no assurance that Triple Flag will realize the anticipated growth opportunities and synergies from integrating Maverix’s and Triple Flag’s businesses.

The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of Triple Flag to achieve the anticipated benefits of the Arrangement.

There is no assurance that the Arrangement will strengthen the Combined Company’s financial position or improve its capital markets profile.

While the Arrangement will increase the Combined Company’s asset and revenue base, it will also increase the Combined Company’s debt and its exposure (in absolute dollar terms) to negative downturns in the market for precious and base metals if both the existing Maverix and Triple Flag businesses are adversely impacted by these downturns. Such downturns may force the Combined Company to draw against its credit facilities in order to fund its operations to the extent that these downturns result in negative cash flows for the Combined Company. In addition, downturns in the precious and base metals market may adversely impact the ability of the Combined Company to repay or refinance the outstanding debt of Maverix or Triple Flag when this debt matures and becomes payable.

The relative trading price of the Maverix Shares and Triple Flag Shares prior to the Effective Time and the trading price of the Triple Flag Shares following the Effective Time may be volatile.

The relative trading price of the Maverix Shares has been and may continue to be subject to and, following completion of the Arrangement, the Triple Flag Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that Maverix and Triple Flag sell and purchase;

•	current events affecting the economic situation in Canada and internationally;

•	trends in the global mining industries and/or in the royalties and streams business;

•	regulatory and/or government actions, rulings or policies;

•	changes in financial estimates and recommendations by securities analysts or rating agencies;

•	acquisitions and financings;

•	the economics of current and future projects and operations of Maverix and Triple Flag;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies, including those that investors may deem comparable;

•	the issuance of additional equity securities by Maverix or Triple Flag, as applicable, or the perception that such issuance may occur; and

•	purchases or sales of blocks of Maverix Shares or Triple Flag Shares, as applicable.

The issuance of a significant number of Triple Flag Shares and a resulting “market overhang” could adversely affect the market price of the Triple Flag Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Triple Flag Shares will be issued and available for trading in the public market. The increase in the number of Triple Flag Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Triple Flag Shares.

Following completion of the Arrangement, Triple Flag may issue additional equity securities.

Following completion of the Arrangement, Triple Flag may issue equity securities to finance its activities, including in order to finance acquisitions. If Triple Flag were to issue Triple Flag Shares, a holder of Triple Flag Shares may experience dilution in Triple Flag’s cash flow or earnings per share. Moreover, as Triple Flag’s intention to issue additional equity securities becomes publicly known, the Triple Flag Share price may be materially adversely affected.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement.

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following closing of the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Maverix and Triple Flag and certain assumptions have been made, which assumptions may not, with the passage of time, turn out to be relevant or correct. The information upon which these assumptions have been made is historical, preliminary and is not reflective of any financial performance of the Combined Company following closing of the Arrangement. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by Maverix and Triple Flag in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Maverix and Triple Flag is not reflected in the unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and may not be reflective of the Combined Company’s financial condition or results of operations following closing of the Arrangement. The market price of the Triple Flag Shares may be adversely affected if the actual results of the Combined Company fall short of the unaudited pro forma consolidated financial statements contained in this Circular. See the unaudited pro forma consolidated financial statements of Triple Flag attached as Appendix H to this Circular.

Non-Payment of a Royalty or Stream

As the Combined Company will be dependent upon the financial viability and operational effectiveness of the owners and operators of the relevant mines and mineral properties underlying the Combined Company’s royalties and streams, delayed payments as a result of factors that are beyond the control of the Combined Company could result in a material and adverse effect on the status and performance of its royalties and streams. Failure to receive payments on its royalties and streams, or the suspension or termination of the Combined Company’s rights generally, may result in a material and adverse effect on the Combined Company’s profitability, results of operations and financial condition. The conflict between Russia and Ukraine and any restrictive actions that have been taken or may be taken in response thereto, such as sanctions or exports controls, have had negative impacts on Maverix’s, and could continue to have negative impacts on the Combined Company’s, receipt of payments under its royalty interest in the Omolon Hub in Russia that is operated by Polymetal, and have had and could continue to have negative impacts on Polymetal’s operation of the Omolon Hub mining operation.

INFORMATION CONCERNING MAVERIX

Information regarding Maverix is contained in Appendix I to this Circular.

INFORMATION CONCERNING TRIPLE FLAG

Information regarding Triple Flag is contained in Appendix F to this Circular. The information concerning Triple Flag contained in this Circular has been provided by Triple Flag for inclusion in this Circular, including the pro forma financial statements. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information provided by Triple Flag is untrue or incomplete, the Company assumes no responsibility for the accuracy of such information or for any failure by Triple Flag to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company, including in respect of the pro forma financial statements.

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, Triple Flag will continue to be a corporation incorporated under the CBCA. On the Effective Date, Triple Flag will own all of the Maverix Shares and Maverix will be a wholly owned subsidiary of Triple Flag.

For further information regarding the Combined Company after the completion of the Arrangement please see Appendix G – Information Concerning the Combined Company and Appendix H – Unaudited Pro Forma Consolidated Financial Statements of Triple Flag.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a Maverix Shareholder who, for purposes of the Tax Act and at all relevant times (i) holds Maverix Shares and will hold Triple Flag Shares, if applicable, acquired pursuant to the Arrangement as capital property and (ii) deals at arm’s length with, and is not affiliated with, Maverix or Triple Flag (a “Holder”). Maverix Shares and Triple Flag Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder uses or holds such securities in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date of this Circular and the current published administrative policies and practices of the CRA publicly available prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

In addition, this summary is not applicable to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is, or whose Maverix Shares or Triple Flag Shares are, a “tax shelter investment” (as defined in the Tax Act), (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, (v) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada, (vi) that has entered into a “synthetic disposition agreement” (as defined in the Tax Act) or a “derivative forward agreement” (as defined in the Tax Act) with respect to Maverix Shares or Triple Flag Shares, (vii) that will receive dividends on Triple Flag Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), or (viii) that is exempt from tax under the Tax Act.

This summary is not applicable to Maverix Shareholders who acquired Maverix Shares pursuant to Maverix Options, Maverix Warrants, or any other form of employee compensation plan or arrangement. This summary is not applicable to persons holding Maverix Options, Maverix RSUs or Maverix Warrants.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Triple Flag Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor.

THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT (INCLUDING THE EXERCISE OF DISSENT RIGHTS) UNDER FEDERAL, PROVINCIAL, TERRITORIAL AND OTHER APPLICABLE TAX LEGISLATION. THE DISCUSSION BELOW IS QUALIFIED ACCORDINGLY.

For purposes of the Tax Act, all amounts relating to the exchange of Maverix Shares and the holding or disposition of Triple Flag Shares must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, is a resident of Canada or who is deemed to be a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold Maverix Shares or Triple Flag Shares as capital property may be entitled to have them and all other “Canadian securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances.

Exchange of Maverix Shares for Triple Flag Shares Only – No Section 85 Election

A Resident Holder who exchanges Maverix Shares for Triple Flag Shares only pursuant to the Arrangement (other than a Resident Holder who makes a Section 85 Election with Triple Flag as discussed below under “Residents of Canada – Exchange of Maverix Shares – With Section 85 Election”) will generally do so on a tax-deferred basis pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize a capital gain (or capital loss) in respect of the exchange, as discussed below. Where such Resident Holder does not choose to recognize a capital gain (or capital loss) in respect of the exchange in such Resident Holder’s return of income for the taxation year in which the exchange occurred such Resident Holder will be deemed, pursuant to Section 85.1 of the Tax Act (provided the requirements thereof have been satisfied), to have disposed of the Maverix Shares for proceeds of disposition equal to the Resident Holder’s aggregate adjusted cost base of the Maverix Shares immediately before the exchange. The aggregate cost to the Resident Holder of the Triple Flag Shares acquired on such exchange will be equal to the Resident Holder’s aggregate adjusted cost base of the Maverix Shares immediately before the exchange. The Resident Holder’s aggregate adjusted cost base of the Triple Flag Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Triple Flag Shares owned by the Resident Holder as capital property immediately prior to such exchange.

Where such Resident Holder has, in its return of income for the taxation year in which the exchange occurred, included in computing its income for the taxation year any portion of the capital gain (or capital loss) realized on the exchange, such Resident Holder will generally realize a capital gain (or capital loss) to the extent that the aggregate fair market value of the Triple Flag Shares received on the exchange, net of reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Maverix Shares immediately before the exchange. See “Residents of Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act. The cost to the Resident Holder of the Triple Flag Shares acquired on such exchange will be equal to the fair market value of the Triple Flag Shares at the time of the exchange. The Resident Holder’s adjusted cost base of the Triple Flag Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Triple Flag Shares owned by the Resident Holder as capital property immediately prior to such exchange. A Resident Holder who desires to realize a portion only of the gain or loss is urged to consult such Resident Holder’s own tax advisors in this regard, including with respect to the possibility of making a Section 85 Election. See “Residents of Canada – Exchange of Maverix Shares – With Section 85 Election” below.

Exchange of Maverix Shares for Cash Only or Cash and Triple Flag Shares – No Section 85 Election

A Resident Holder who exchanges Maverix Shares for cash only or cash and Triple Flag Shares pursuant to the Arrangement (other than a Resident Holder that is a Dissenting Shareholder or who makes a Section 85 Election with Triple Flag as discussed below under “Residents of Canada – Exchange of Maverix Shares – With Section 85 Election”) will be considered to have disposed of the Maverix Shares for proceeds of disposition equal to the amount of cash received and the aggregate fair market value of any Triple Flag Shares received. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Maverix Share immediately before the exchange. See “Residents of Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act. The cost to the Resident Holder of any Triple Flag Shares acquired on such exchange will be equal to the fair market value of the Triple Flag Shares at the time of the exchange. The Resident Holder’s adjusted cost base of the Triple Flag Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Triple Flag Shares owned by the Resident Holder as capital property immediately prior to such exchange.

Exchange of Maverix Shares – With Section 85 Election

A Resident Holder who receives Triple Flag Shares pursuant to the Arrangement may obtain a full or partial deferral of any capital gain otherwise arising in respect of the exchange of the Maverix Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Resident Holder and Triple Flag under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Section 85 Election”).

The availability and extent of the deferral of any capital gain otherwise arising on the exchange will depend on the Elected Amount (as defined below) designated and the Resident Holder’s adjusted cost base of Maverix Shares at the time of the exchange, and is subject to the Section 85 Election requirements being met under the Tax Act.

A Resident Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the tax election form that will be deemed to be the proceeds of disposition of the Resident Holder’s Maverix Shares at the time of exchange. In general, the Elected Amount may not be:

•	less than the aggregate of the cash, if any, received by the Resident Holder on the exchange;

•	less than the lesser of (i) the Resident Holder’s adjusted cost base of the Maverix Shares immediately before the time of the exchange, and (ii) the fair market value of the Maverix Shares, at the time of the exchange; or

•	greater than the fair market value of the Maverix Shares at the time of the exchange.

The Canadian federal income tax treatment to a Resident Holder who properly makes a valid Section 85 Election generally will be as follows:

•	the Resident Holder will be deemed to have disposed of the Resident Holder’s Maverix Shares for proceeds of disposition equal to the Elected Amount;

•	the Resident Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Resident Holder’s adjusted cost base of Maverix Shares at the time of the exchange and any reasonable costs of disposition;

•	to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base of the Maverix Shares to the Resident Holder and any reasonable costs of disposition, the Resident Holder will in general realize a capital gain equal to such excess; and

•	the aggregate cost to the Resident Holder of Triple Flag Shares acquired as a result of the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the cash received, if any, and such cost will be averaged with the adjusted cost base of all other Triple Flag Shares held by the Resident Holder immediately prior to the exchange as capital property for the purpose of determining thereafter the adjusted cost base of each Triple Flag Share held by such Resident Holder.

The tax consequences of a Section 85 Election may differ slightly for Resident Holders who elect to receive All Cash Consideration for some of the Resident Holder’s Maverix Shares and All Share Consideration for some of the Resident Holder’s Maverix Shares.

Triple Flag has agreed to make a Section 85 Election with a Resident Holder at the amount determined by such Resident Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter (the “Tax Instruction Letter”) containing detailed requirements to make a Section 85 Election, will be promptly delivered by email to a Resident Holder that checks the appropriate box on the Letter of Transmittal, provides an email address in the appropriate place in the Letter of Transmittal and submits the Letter of Transmittal to the Depositary on or before the Election Deadline.

To make a Section 85 Election, a Resident Holder must provide two signed copies of the necessary joint election forms to Triple Flag, as directed in a Tax Instruction Letter, duly completed with the appropriate details, including: (i) the required information concerning the Resident Holder; (ii) the details of the number of Maverix Shares exchanged in respect of which the Resident Holder is making a Section 85 Election; and (iii) the applicable Elected Amounts for such Maverix Shares. The relevant information must be submitted to Triple Flag in accordance with the instructions in the Tax Instruction Letter on or before the day that is 90 days after the Effective Date (the “Section 85 Election Deadline”). Triple Flag may not make a Section 85 Election with a Resident Holder who does not provide the duly completed joint election forms to Triple Flag on or before the Section 85 Election Deadline. Triple Flag will make available on its website a copy of the joint election form and a copy of the Tax Instruction Letter.

Triple Flag shall, within 30 days after receiving the completed joint election forms from a Resident Shareholder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return an executed copy of the joint election form to such Resident Shareholder.

Neither Triple Flag, Maverix nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, except for the obligation to deliver an executed copy of the joint election form to Resident Holders as noted above. Each Resident Holder is solely responsible for ensuring the tax election forms are completed correctly and filed with the CRA (and any applicable provincial tax authority) by the required deadline and in accordance with applicable law. Neither Triple Flag nor any successor corporation shall be responsible for ensuring that a Resident Holder obtains a Tax Instruction Letter, nor the proper completion of any tax election forms, except as provided above. The Resident Holder will be solely responsible for the payment of any taxes, interest or penalties resulting from the failure of a Resident Holder to properly or timely complete or file such tax election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Triple Flag or any successor corporation may choose to sign and return a tax election form received by it after the Section 85 Election Deadline, but will have no obligation to do so.

Resident Holders wishing to make a Section 85 Election should consult their own tax advisors without delay. A Section 85 Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Section 85 Election will be the sole responsibility of the Resident Holder. Accordingly, all Resident Holders who wish to make a Section 85 Election with Triple Flag should give their immediate attention to this matter.

Dividends on Triple Flag Shares

Dividends received or deemed to be received on Triple Flag Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). Such dividends will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividends are properly designated by Triple Flag as eligible dividends. There may be limitations on the ability of Triple Flag to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Triple Flag Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, however, subsection 55(2) of the Tax Act will deem a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain corporations, including a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on the dividends received or deemed to be received on Triple Flag Shares to the extent that such dividends are deductible in computing taxable income. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the taxation year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Triple Flag Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Proposed Amendments released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Proposed Amendments. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Proposed Amendments in their particular circumstances.

Dispositions of Triple Flag Shares

The disposition or deemed disposition of Triple Flag Shares (other than to Triple Flag unless purchased by Triple Flag in the open market in the manner in which shares are normally purchased by a member of the public in the open market) by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Triple Flag Shares immediately before the disposition. See “Residents of Canada – Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that taxation year. Such a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by it in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such taxation years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Triple Flag Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such shares (or on a share for which such a share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to which these rules may be relevant should consult their own advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the taxation year, which is defined in the Tax Act to include an amount in respect of taxable capital gains. Proposed Amendments released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Proposed Amendments. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Proposed Amendments in their particular circumstances.

Minimum Tax

Capital gains realized and dividends received or deemed to be received by individuals and certain trusts may give rise to minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who disposes of Maverix Shares upon the exercise of Dissent Rights in consideration for a cash payment from Triple Flag equal to the fair value of the Maverix Shares will receive proceeds of disposition equal to the amount received by the Resident Holder (excluding the amount of any interest awarded by a court). The dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Maverix Shares.

A capital gain or capital loss realized by a dissenting Resident Holder will be treated in the same manner as described above under the subheading “Residents of Canada – Capital Gains and Capital Losses”.

Interest awarded by a court to a dissenting Resident Holder will be included in the Resident Holder’s income for purposes of the Tax Act.

A Resident Holder that exercises Dissent Rights and is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the taxation year, which is defined in the Tax Act to include interest income. Proposed Amendments released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Proposed Amendments. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Proposed Amendments in their particular circumstances.

Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

The Triple Flag Shares, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans (“DPSPs”) (all as defined in the Tax Act), provided that at that time the Triple Flag Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the NYSE).

Notwithstanding the foregoing, if the Triple Flag Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the “Controlling Individual”), of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Triple Flag Shares generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm’s length with Triple Flag for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Triple Flag. In addition, the Triple Flag Shares will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Based on Proposed Amendments to implement tax measures applicable for first home savings accounts (“FHSAs”) first proposed by the 2022 Federal Budget (Canada), FHSAs and their holders would generally be subject to the rules described above for Registered Plans and DPSPs for purposes of the Tax Act (such amendments are referred to as the “FHSA Amendments”). In particular, pursuant to the FHSA Amendments, it is expected that the Triple Flag Shares will be qualified investments for an FHSA provided the conditions discussed above in relation to Registered Plans and DPSPs are satisfied. In addition, the rules in respect of “prohibited investments” are also proposed to apply to FHSAs and the holders thereof. The FHSA Amendments are proposed to come into force on April 1, 2023.

Persons who intend to hold Triple Flag Shares in a Registered Plan, DPSP or FHSA should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who: (i) at all relevant times, is not resident and is not deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention; and (ii) does not use or hold, and is not deemed to use or hold, Maverix Shares or Triple Flag Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. All Non-Resident Holders should consult their own tax advisors.

Exchange of Maverix Shares and Subsequent Dispositions of Triple Flag Shares

Non-Resident Holders who exchange their Maverix Shares under the Arrangement for the Consideration will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless such Maverix Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of exchange and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Similarly, any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Triple Flag Shares will not be subject to tax under the Tax Act unless such Triple Flag Shares are, or are deemed to be, taxable Canadian property of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Generally, a Maverix Share and a Triple Flag Share will not constitute taxable Canadian property of a Non- Resident Holder at the time of disposition (including upon the exchange of the Maverix Shares) provided that the particular share is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the NYSE), unless at any time during the 60 month period immediately preceding the disposition:

•	25% or more of the issued shares of any class of the capital stock of the issuer were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non- Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and

•	more than 50% of the fair market value of the Maverix Share or Triple Flag Share, as the case may be, was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

A Maverix Share or Triple Flag Share may be deemed to be “taxable Canadian property” in certain other circumstances (generally where such shares have been acquired on a tax-deferred rollover basis in exchange for another share or shares that constituted “taxable Canadian property” at the time of such exchange). Non- Resident Holders should consult their own tax advisors in this regard.

In circumstances where a Maverix Share constitutes taxable Canadian property of the Non-Resident Holder, any capital gain that would be realized on the exchange of the Maverix Share under the Arrangement that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, generally will be subject to the same Canadian tax consequences discussed above for a Resident Holder under the headings “Exchange of Maverix Shares for Triple Flag Shares Only – No Section 85 Election”, “Exchange of Maverix Shares for Cash Only or Cash and Triple Flag Shares – No Section 85 Election”, “Exchange of Maverix Shares – With Section 85 Election” and under the heading “Capital Gains and Capital Losses”. Similarly, with respect to a Triple Flag Share owned by a Non-Resident Holder in the aforesaid circumstances, the tax consequences discussed above for a Resident Holder under the heading “Dispositions of Triple Flag Shares” and “Capital Gains and Capital Losses” will generally apply.

A Non-Resident Holder who receives Triple Flag Shares pursuant to the Arrangement may make a Section 85 Election jointly with Triple Flag to obtain a full or partial deferral for purposes of the Tax Act of the capital gain that would otherwise be realized on the exchange depending on the elected amount and that Non-Resident Holder’s adjusted cost base of the Maverix Shares at the time of the exchange. The procedures for making a Section 85 Election and the effects of filing such an election under the Tax Act are as described above for a Resident Holder under the heading “Exchange of Maverix Shares – With Section 85 Election”.

Non-Resident Holders should consult their own advisors with respect to the availability and advisability of making a Section 85 Election.

Dividends on Triple Flag Shares

Dividends paid, deemed to be paid, or credited on Triple Flag Shares to a Non-Resident Holder will be subject to Canadian non-resident withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada-US Tax Treaty and entitled to the full benefits of such treaty is generally reduced to 15% (or 5% in the case of a company beneficially owning at least 10% of Triple Flag’s voting shares).

Dissenting Non-Resident Holders

A Non-Resident Holder who disposes of Maverix Shares to Triple Flag upon the exercise of Dissent Rights in consideration for a cash payment from Triple Flag will not be subject to tax under the Tax Act on any capital gain realized on the disposition unless such Maverix Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention. The same general considerations apply as discussed above under the heading “Holders Not Resident in Canada – Exchange of Maverix Shares and Subsequent Dispositions of Triple Flag Shares” in determining whether a capital gain will be subject to tax under the Tax Act.

Any interest paid or credited to a dissenting Non-Resident Holder who deals at arm’s length with Triple Flag for purposes of the Tax Act should not be subject to withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Maverix Shares relating to (i) the receipt of Triple Flag Shares and/or Cash Consideration pursuant to the Arrangement, and (ii) the ownership and disposition of any Triple Flag Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Triple Flag Shares received pursuant to the Arrangement. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including the specific tax consequences to a U.S. Holder under an applicable tax treaty.

There can be no assurance that the United States Internal Revenue Service (the “IRS”) will not challenge any of the tax considerations described in this summary, and there can be no assurance that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of any Triple Flag Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of any Triple Flag Shares received pursuant to the Arrangement.

Scope of this Disclosure

Authorities

This summary is based upon the Code, Treasury Regulations promulgated under the Code, judicial authorities, the Canada-U.S. Tax Treaty, published positions of the IRS, and other applicable authorities, all as in effect on the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

Tax Laws Not Addressed

This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction. Thus, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Triple Flag Shares. Except as specifically set forth below, this summary does not discuss any income tax reporting requirements.

Transactions Not Addressed

Unless otherwise noted, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation: (i) any conversion into Maverix Shares or Triple Flag Shares of any notes, debentures or other debt instruments; (ii) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving performance share awards, restricted share awards, deferred share awards, stock appreciation rights, or any rights to acquire Maverix Shares or Triple Flag Shares; and (iii) any transaction, other than the Arrangement, in which Maverix Shares or Triple Flag Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s circumstances. In particular, this discussion does not address the U.S. federal income tax considerations of the Arrangement or the ownership and disposition of Triple Flag Shares by U.S. Holders that are subject to special provisions under the Code, including (except as otherwise specifically noted):

•	U.S. Holders that do not hold Maverix Shares and Triple Flag Shares, as applicable, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes);

•	securities or foreign currency broker-dealers;

•	persons that hold Maverix Shares or Triple Flag Shares as part of a straddle, hedging, conversion, constructive sale, integrated financial transaction, or other risk-reduction transaction;

•	U.S. Holders whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that hold Maverix Shares or Triple Flag Shares through an entity, including a corporation or partnership or other pass-through entity;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	banks thrifts, mutual funds, underwriters, and other financial institutions;

•	insurance companies;

•	traders in securities that have elected to apply a mark-to-market method of accounting;

•	tax-exempt organizations, qualified retirement plans, individual retirements accounts, pension funds, or other tax-deferred accounts;

•	holders who received their shares through the exercise of employee stock options, as compensation for services, or through a tax-qualified retirement plan;

•	persons that own, or have owned, directly, indirectly or by attribution, 10% or more of the total combined voting power or value of all Maverix stock or who will own immediately following the Arrangement, directly, indirectly or by attribution, 10% or more of the total combined voting power or value of all Triple Flag stock;

•	U.S. Holders liable for alternative minimum tax;

•	holders other than U.S. Holders; and

•	holders who acquired interests by gift or inheritance.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (i) persons that have been, are, or will be a resident, or deemed to be a resident, in Canada for purposes of the Tax Act; (ii) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Maverix Shares or Triple Flag Shares in connection with carrying on a business in Canada; or (iii) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Treaty. This summary also does not address the U.S. federal income tax considerations applicable to persons that hold Maverix Options or Maverix RSUs.

If a partnership or other “pass through” entity classified as a partnership for U.S. federal income tax purposes holds Maverix Shares, or Triple Flag Shares after the Arrangement, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Maverix Shares are urged to consult their own tax advisers regarding the specific tax consequences of the Arrangement and of the ownership and disposition of any Triple Flag Shares.

U.S. Holders

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Maverix Shares that receives Triple Flag Shares and/or cash pursuant to the Arrangement who is:

•	an individual who is a citizen or resident of the United States as determined for U.S. federal tax purposes;

•	a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) over which a U.S. court can exercise primary supervision of its administration and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Maverix Shareholders are urged to consult their own tax advisers regarding the U.S. federal tax consequences of the Arrangement and of the ownership and disposition of Triple Flag Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under U.S. state, U.S. local, and non-U.S. tax law and the possible effect of changes in tax law.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of Maverix Shares or Triple Flag Shares, as the case may be, that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to Non-U.S. Holders arising from the Arrangement or the ownership and disposition of Triple Flag Shares received pursuant to the Arrangement. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Triple Flag Shares received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Exchange of Maverix Shares for Triple Flag Shares and/or Cash Consideration Pursuant to the Arrangement

Tax Consequences of the Arrangement

The Arrangement will be a taxable disposition of Maverix Shares by U.S. Holders for U.S. federal income tax purposes, and, subject to the PFIC rules discussed below, the following U.S. federal income tax consequences will apply:

•	a U.S. Holder of Maverix Shares will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of any Cash Consideration and fair market value (expressed in U.S. dollars) of any Triple Flag Shares received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis (expressed in U.S. dollars) in the Maverix Shares exchanged therefor;

•	the aggregate tax basis of any Triple Flag Shares received by a U.S. Holder pursuant to the Arrangement will be equal to the fair market value of such Triple Flag Shares on the date of receipt; and

•	the holding period of the Triple Flag Shares received in the Arrangement will begin on the day after such Triple Flag Shares are received.

Subject to the PFIC rules discussed below, any gain or loss recognized by a U.S. Holder in the Arrangement will be long-term capital gain or loss if the U.S. Holder’s holding period for such Maverix Shares was more than one year as of the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations.

Tax Consequences of the Arrangement if Maverix Is Classified as a PFIC

A U.S. Holder of Maverix Shares could be subject to special, adverse tax rules in respect of the Arrangement if Maverix were classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Maverix Shares.

A non-U.S. corporation is a PFIC for each tax year in which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of its assets (by value) either produce passive income or are held for the production of passive income, generally based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less cost of goods sold, plus income from other investments and from incidental or outside operations or sources. For purposes of the PFIC provisions, “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s gross income arises from commodities that are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

If Maverix is classified as a PFIC for any tax year during which a U.S. Holder holds Maverix Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC.

Under the default PFIC rules:

•	any gain on the exchange of Maverix Shares pursuant to the Arrangement will be allocated rateably over such U.S. Holder’s holding period for the Maverix Shares;

•	the amounts allocated to the current tax year and to any tax year prior to the first year in which Maverix was a PFIC will be taxed as ordinary income in the current year;

•	the amounts allocated to each of the other tax years in such U.S. Holder’s holding period for the Maverix Shares (“prior PFIC years”) will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a Mark-to-Market Election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat Maverix as a “qualified electing fund” (a “QEF” and such an election a “QEF Election”) under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Arrangement. U.S. Holders with a Mark-to-Market Election or a QEF Election in place should consult their own tax advisors as to the impact to them of Maverix being treated as a PFIC.

U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the receipt of Triple Flag Shares pursuant to the Arrangement. Additional information regarding the PFIC rules is discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Triple Flag Shares” below.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Maverix Shares that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Maverix Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for Maverix Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the adjusted tax basis of such U.S. Holder in such Maverix Shares surrendered. Subject to the PFIC rules discussed above, such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period for such Maverix Shares were more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations. If Maverix has been a PFIC at any time during which a U.S. Holder has held Maverix Shares, then any gain from the exercise of Dissent Rights will be taxable in the manner described above under “Tax Consequences of the Arrangement if Maverix Is Classified as a PFIC.”

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Triple Flag Shares

Distributions on Triple Flag Shares

Subject to the PFIC rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to Triple Flag Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of Triple Flag’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds Triple Flag’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in the Triple Flag Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. Maverix understands that Triple Flag does not expect to calculate its earnings and profits in accordance with U.S. federal income tax principles, and therefore U.S. Holders should expect that any distribution with respect to Triple Flag Shares generally will be treated as a dividend for U.S. federal tax information reporting purposes.

Dividends received by individuals and other non-corporate U.S. Holders with respect to Triple Flag Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements, Triple Flag is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year, and Triple Flag Shares are readily tradable on an established securities market in the United States, such as NYSE American. Dividends received with respect to Triple Flag Shares generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. U.S. Holders are urged to consult their own tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid by Triple Flag generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends with respect to Triple Flag Shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of Triple Flag Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Triple Flag Shares equal to the difference, if any, between the amount realized on such sale, exchange, or other taxable disposition of Triple Flag Shares and the U.S. Holder’s tax basis in such Triple Flag Shares. Any such gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Triple Flag Shares for more than one year, currently are eligible for reduced tax rates with respect to any such capital gains. The deductibility of capital losses is subject to significant limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Corporation Rules Relating to the Ownership of Triple Flag Shares

If Triple Flag were classified as a PFIC for any year during a U.S. Holder’s holding period for Triple Flag Shares, then certain different and potentially adverse U.S. federal income tax rules would apply to such U.S. Holder’s acquisition, ownership, and disposition of Triple Flag Shares. If Triple Flag were classified as a PFIC for any taxable year during a U.S. Holder’s holding period, then Triple Flag generally would continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which the U.S. Holder continued to hold Triple Flag Shares, even if Triple Flag’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception were to apply. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Triple Flag will be treated under the PFIC rules.

Triple Flag generally will be a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, (i) 75% or more of its gross income is passive income (the “income test”) or (ii) 50% or more of its assets either produce passive income or are held for the production of passive income (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income generally excludes active business gains arising from the sale of commodities, if substantially all of a foreign corporation’s commodities are stock in trade or inventory, real and depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business, and certain other requirements are satisfied.

Maverix understands that, based on Triple Flag’s current and expected income, assets, and activities, Triple Flag does not expect to be classified as a PFIC for the taxable year that includes the day after the Effective Date, nor does it anticipate becoming a PFIC in the foreseeable future. However, whether Triple Flag is a PFIC after the consummation of the Arrangement will also depend on Maverix’s income, assets, and activities, based on the application of the PFIC look-through rules. Moreover, the classification of Triple Flag under the PFIC rules will depend, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests, as described above. Maverix understands that Triple Flag believes that certain of its income currently qualifies and will continue to qualify for this exception for active business gains for the foreseeable future, although no assurance can be provided in this regard. The determination as to whether any corporation is a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority regarding the application of the active business gains exception and other relevant PFIC rules to entities such as Triple Flag and its subsidiaries. Accordingly, no assurance can be provided regarding Triple Flag’s PFIC status for the taxable year that includes the day after the Effective Date or any future taxable year, and there can be no assurance that the IRS will not challenge the views of Triple Flag concerning its PFIC status. Each U.S. Holder is urged to consult its own tax adviser regarding the PFIC status of Triple Flag.

If Triple Flag were a PFIC for any taxable year during a U.S. Holder’s holding period for Triple Flag Shares, and such U.S. Holder had not made an effective QEF Election or Mark-to-Market Election under the PFIC rules (as more fully described below) with respect to its Triple Flag Shares, then such holder generally would be subject to special rules with respect to “excess distributions” made by Triple Flag on the Triple Flag Shares and with respect to gain from the direct or indirect disposition of Triple Flag Shares. An “excess distribution” generally would include the excess of distributions made with respect to Triple Flag Shares to a U.S. Holder in any taxable year over 125% of the average annual distributions made to such U.S. Holder by Triple Flag during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the Triple Flag Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the direct or indirect disposition of Triple Flag Shares rateably over its holding period for such Triple Flag Shares. Amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior taxable years would be taxed at the highest tax rate in effect for ordinary income for each such year. In addition, an interest charge would apply.

If Triple Flag were a PFIC for any taxable year in which a U.S. Holder held Triple Flag Shares, and such U.S. Holder had made a timely and effective QEF Election to treat Triple Flag as a QEF for the first taxable year of such U.S. Holder’s holding period in which Triple Flag were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (i) the net capital gain of Triple Flag, which would be taxed as long-term capital gain to such U.S. Holder, and (ii) the ordinary earnings of Triple Flag, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder’s Triple Flag Shares for all subsequent taxable years in which Triple Flag were treated as a PFIC, unless the QEF Election were invalidated or terminated or the IRS were to consent to revocation of the QEF Election. The QEF Election cannot be made unless Triple Flag provides or makes available certain information. To facilitate the making of QEF Elections by U.S. Holders, for each taxable year that Triple Flag is classified as a PFIC, Maverix understands that Triple Flag intends to use commercially reasonable efforts to make available information related to the PFIC status of Triple Flag and any other subsidiary that it is able to identify as a PFIC (a “Subsidiary PFIC,” as discussed below), including information necessary to make a QEF Election with respect to Triple Flag and each such Subsidiary PFIC for such taxable year.

If Triple Flag were a PFIC for any taxable year in which a U.S. Holder held Triple Flag Shares, and such U.S. Holder had made a timely and effective Mark-to-Market Election in the first taxable year of such U.S. Holder’s holding period in which Triple Flag were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such U.S. Holder generally would include in ordinary income, for each taxable year in which Triple Flag were a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the Triple Flag Shares, as of the close of such taxable year over (ii) such U.S. Holder’s adjusted tax basis in such Triple Flag Shares. The U.S. Holder would be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in such Triple Flag Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the Mark-to- Market Election. A U.S. Holder’s adjusted tax basis in such Triple Flag Shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the Mark-to-Market Election rules. In addition, upon a sale or other taxable disposition of Triple Flag Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the taxable year in which such election is made and to each subsequent taxable year, unless the Triple Flag Shares were to cease to be “marketable stock,” the U.S. Holder were to mark the Triple Flag Shares to market under non PFIC provisions of the Code, or the IRS were to consent to the revocation of such election. The Mark-to-Market Election is expected to be available with respect to the Triple Flag Shares, provided that the Triple Flag Shares are “regularly traded” on a “qualified exchange” for U.S. federal income tax purposes, which is expected to be the case. However, the Mark-to-Market Election generally will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a Mark-to-Market Election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC.

Under certain attribution rules, if Triple Flag were a PFIC, U.S. Holders generally would be deemed to own their proportionate share of Triple Flag’s direct or indirect equity interest in any Subsidiary PFIC, and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of Triple Flag Shares, as well as their proportionate share of (i) any “excess distributions” (as discussed above) on the stock of a Subsidiary PFIC and (ii) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by Triple Flag or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed Treasury Regulations modifying certain aspects of the income and asset tests described above. The proposed regulations will not be effective unless and until they are adopted in final form. Each U.S. Holder is urged to consult its own tax adviser regarding the application of the PFIC rules, including the foregoing reporting requirements and the recently issued final and proposed Treasury Regulations, as well as the advisability of making a QEF Election or Mark-to- Market Election, with respect to such holder’s ownership and disposition of Triple Flag Shares.

Additional U.S. Federal Tax Considerations

Additional Tax on Net Investment Income

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to Triple Flag Shares and net gain from the sale, exchange, or other disposition of Maverix Shares or Triple Flag Shares. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Arrangement or in connection with the ownership or disposition of Triple Flag Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Subject to certain limitations, a credit will generally reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Triple Flag Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Foreign Currency Considerations

The amount of any distribution or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of Triple Flag Shares, or on the sale, exchange, or other taxable disposition of Triple Flag Shares, or any Canadian dollars received in connection with the Arrangement, will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars (or other non-U.S. currency) are converted into U.S. dollars at that time. If the Canadian dollars (or other non-U.S. currency) received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to the U.S. dollar value thereof on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method.

Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Information Reporting, Backup Withholding, and Other Reporting Requirements

Under U.S. federal income tax law and the Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement with, a foreign corporation. A U.S. Holder that owns Maverix Shares or Triple Flag Shares during any taxable year in which Maverix or Triple Flag, respectively, is treated as a PFIC or controlled foreign corporation with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Forms 8621 or 5471 with their U.S. federal income tax returns. Failure to file such statements may result in substantial penalties, as well as the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

Certain U.S. persons must report information on IRS Form 8938 relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Substantial penalties may be imposed for a failure to disclose such information. Each U.S. Holder is urged to consult its own tax advisor regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Triple Flag Shares.

Payments made within the United States or by U.S. payors or middlemen of (i) distributions on Triple Flag Shares, (ii) proceeds arising from the sale or other taxable disposition of Triple Flag Shares, or (iii) payments received in connection with the Arrangement (including, but not limited to, Maverix Shareholders who exercise Dissent Rights), may be subject to information reporting and backup withholding (at a 24% rate). Payments of distributions on, or the proceeds from the sale or other disposition of, Triple Flag Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies that he, she, or it is not subject to backup withholding on IRS Form W-9 (or substitute form), or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting and withholding requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences arising from the receipt of Triple Flag Shares and/or Cash Consideration pursuant to the Arrangement and the ownership and disposition of such Triple Flag Shares. U.S. Holders are urged to consult their own tax advisors concerning the tax consequences applicable to their particular situations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular, no informed person of the Company (e.g., Directors and executive officers of the Company and Persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

AUDITORS

KPMG LLP are the auditors of the Company and have confirmed with respect to Maverix that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Maverix under all relevant US professional and regulatory standards. KPMG LLP has served as our auditor since July 28, 2017.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on our website at www.maverixmetals.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company’s comparative annual financial statements and MD&A for the year ended December 31, 2021 and in the Company’s comparative quarterly financial statements and MD&A for the three and nine months ended September 30, 2022. The Company will provide to any person or company, upon request to the Chief Financial Officer of the Company at Maverix Metals Inc., Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Telephone: 604-449-9290, one copy of the comparative annual financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related MD&A and any interim financial statements and MD&A of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Maverix Board.

DATED this 2nd day of December, 2022

BY ORDER OF THE BOARD OF DIRECTORS OF MAVERIX METALS INC.

/s/ Geoff Burns

Geoff Burns

Chairman

Maverix Metals Inc.

APPENDIX A

ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the Maverix Shareholders will be asked to pass at the Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Maverix Metals Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of November 9 between Triple Flag Precious Metals Corp. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The Arrangement Agreement and all transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, in accordance with its terms are hereby ratified and approved.

(4)	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and/or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(6)	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles or arrangement and any such other documents.

(7)	Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, or file all such other documents and instruments and to perform or cause to be performed all such other acts and things as are required or as such director or officer, in his or her sole discretion, may deem necessary or desirable to give full effect or carry out the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

PLAN OF ARRANGEMENT

See attached.

B-1

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Affected Securities” means, collectively, the Company Common Shares, the Company Options and the Company RSUs;

“Affected Securityholders” means, collectively, the Company Shareholders, the holders of Company Options and the holders of Company RSUs;

“All Cash Consideration” means, for each Company Common Share, US$3.92 in cash;

“All Share Consideration” means, for each Company Common Share, 0.360 of a Triple Flag Common Share;

“Arrangement” means an arrangement pursuant to section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Triple Flag and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement, dated as of November 9, 2022, by and between Triple Flag and the Company, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in form and substance satisfactory to Triple Flag and the Company, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, and Vancouver, British Columbia;

“Cash-out Amount” means in respect of a Company Option at any time, the amount, if any, by which the aggregate Payout Value, at that time, of the Company Common Shares subject to the Company Option exceeds the aggregate exercise price under the Company Option;

“Cash Adjustment Factor” means a number, rounded to four decimal places, equal to one minus the Share Proration Factor;

“Cash Consideration” means US$0.588 in cash per Company Common Share;

“Cash Elected Common Share” means each Company Common Share for which a Cash Election has been made under Section 3.2;

“Cash Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Cash Consideration in accordance with Section 3.2(a) of the Plan of Arrangement;

“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);

“Cash Option Election” has the meaning ascribed thereto in Section 3.5(a)(i);

“Cash Proration Factor” means the quotient, rounded to four decimal places, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the Total Elected Cash Consideration;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Maverix Metals Inc., a corporation amalgamated and existing under the laws of Canada;

“Company Board” means the board of directors of the Company, as constituted from time to time;

“Company Common Shares” means the common shares in the capital of the Company;

“Company In-The-Money-Option” means a Company Option where the aggregate fair market value, at that time, of the Company Common Shares subject to such Company Option exceeds the aggregate exercise price under the Company Option;

“Company In-The-Money-Optionholder” means a holder of Company In-The-Money-Options;

“Company Meeting” means the special meeting, including any adjournments or postponements thereof, of the Company Shareholders held to consider and, if deemed advisable, to approve, the Arrangement Resolution;

“Company Option Plan” means the Company’s Stock Option and Compensation Share Plan, amended and approved May 13, 2021, providing for the granting of the Company Options;

“Company Options” means stock options granted under, or governed by, the Company Option Plan;

“Company Out-Of-the-Money-Option” means a Company Option that is not a Company In- The-Money-Option;

“Company Out-Of-The-Money-Optionholder” means a holder of Company Out-Of-The- Money-Options;

“Company RSU Plan” means the Company’s Amended and Restated Restricted Share Unit Plan, effective May 14, 2019 and amended and restated on June 30, 2020, providing for the granting of the Company RSUs;

“Company RSUs” means restricted share units granted under, or governed by, the Company RSU Plan;

“Company Shareholders” means, at any time, the holders of Company Common Shares;

“Consideration” means the consideration payable under and in accordance with this Plan of Arrangement to a person who is a Company Shareholder;

“Contract” means any written or oral agreement, contract, obligation, promise, commitment, loan or credit agreement, employment or severance agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument, understanding, undertaking or arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of Triple Flag, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 5.1(a) of this Plan of Arrangement;

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto time) on the third (3rd) Business Day immediately prior to the date of the Company Meeting;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means 0.360;

“Final Order” means the order made after application to the Court approving the Arrangement, in form and substance satisfactory to Triple Flag and the Company, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both Triple Flag and the Company, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (subject to any such amendment being satisfactory to both Triple Flag and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (i) any supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau, stock exchange, agency or self-regulatory organization, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“In the Money Amount” means in respect of a Company Option or a Replacement Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the Company Common Shares subject to the Company Option or the Triple Flag Common Shares subject to the Replacement Option, as applicable, exceeds the aggregate exercise price under the Company Option or Replacement Option, as applicable;

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and Triple Flag, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and Triple Flag, each acting reasonably;

“Laws” means, with respect to any Person, any and all laws (including statutory, common, civil or otherwise), constitution, treaty, by-laws, statutes, rules, regulations, principles of law, orders, injunctions, ordinances, awards, decrees, rulings, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that are binding upon or applicable to such Person or its business, undertaking, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form enclosed with the Company Circular sent in connection with the Company Meeting pursuant to which, among other things, registered Company Shareholders are required to deliver certificates representing Company Common Shares and Company Shareholders may elect to receive, in accordance with the election procedures set out in Section 3.2 and proration in accordance with Section 3.3 and Section 3.4, the All Cash Consideration or the All Share Consideration;

“Maximum Cash Consideration” has the meaning specified in Section 3.3(a);

“Maximum Share Consideration” has the meaning specified in Section 3.4(a);

“Option Election Form” means the election form sent by Triple Flag pursuant to which, among other things, Company In-The-Money-Optionholders may elect to receive in accordance with the election procedures set out in Section 3.5, the Cash Option Election or the Share Option Election;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the Triple Flag Common Share VWAP;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations hereto made in accordance with the terms hereof or of the Arrangement Agreement or upon the direction of the Court in the Final Order;

“Replacement Option” means an option to purchase Triple Flag Common Shares having the terms and conditions determined in accordance with Section 3.1(c)(i);

“Section 85 Election” shall have the meaning ascribed thereto in Section 2.11 of the Arrangement Agreement;

“Share Adjustment Factor” means a number, rounded to four decimal places, equal to one minus the Cash Proration Factor;

“Share Consideration” means, 0.306 of a Triple Flag Common Share per Company Common Share;

“Share Elected Common Share” means each Company Common Share for which a Share Election has been made under Section 3.2 or has been deemed to have been made pursuant to Section 3.2(b);

“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);

“Share Option Election” has the meaning ascribed thereto in Section 3.5(a)(ii);

“Share Proration Factor” means the quotient, rounded to four decimal places, the numerator of which is the Maximum Share Consideration, and the denominator of which is Total Elected Share Consideration;

“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Total Elected Cash Consideration” has the meaning attributed to that term in Section 3.3(b);

“Total Elected Share Consideration” has the meaning attributed to that term in Section 3.4(b);

“Triple Flag” means Triple Flag Precious Metals Corp., a corporation amalgamated and existing under the laws of Canada;

“Triple Flag Common Share VWAP” means the volume weighted average price on the New York Stock Exchange of the Triple Flag Common Shares for a five trading day period, starting with the opening of trading on the seventh trading day prior to the Effective Date to the closing of trading on the third trading day prior to the Effective Date, as reported by Bloomberg; and

“Triple Flag Common Shares” means the common shares in the capital of Triple Flag;

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

1.2	Interpretation.

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)	“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and all appendices hereto, and not any particular Article, Section, clause or other subdivision hereof, or recital, schedule or exhibit hereto, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, clause or other subdivision hereof, or recital, schedule of exhibit hereto;

(c)	unless the context otherwise requires, all references in this Plan of Arrangement to a designated Article, Section, clause or other subdivision, recital, schedule or exhibit are references to the designated Article, Section, clause or other subdivision of, or recital, schedule or exhibit to, this Plan of Arrangement;

(d)	the division of this Plan of Arrangement into Articles, Sections, clauses and other subdivisions, recitals, schedules and exhibits and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof; and

(e)	a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to such statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments.

1.3	Date for Any Action.

If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Currency.

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “C$” refers to Canadian dollars.

1.5	Time.

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Effect of the Arrangement.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Triple Flag, the Company, all Affected Securityholders, including Dissenting Shareholders, the registrar and transfer agent of the Company, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement.

Pursuant to the Arrangement, at the Effective Time, the following transactions shall occur and shall be deemed to occur consecutively in the following order and without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	all Company Common Shares held by Dissenting Shareholders shall be deemed to have been assigned and transferred (free and clear of all Encumbrances) to Triple Flag in exchange for a debt claim against Triple Flag in an amount determined in accordance with Section 5.1 hereof, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Common Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Common Shares as set out in Section 5.1;

(ii)	the name of each such holder will be removed as a Company Shareholder from the registers of Company Shareholders maintained by or on behalf of the Company in respect of the Company Common Shares; and

(iii)	the holder of each such Company Common Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Company Common Share;

(b)	each Company Shareholder shall transfer to Triple Flag each whole Company Common Share held (other than any Company Common Share acquired by Triple Flag from a Dissenting Shareholder under Section 3.1(a)) in exchange for:

(i)	in the case of a Company Common Share for which the Cash Election was made under Section 3.2(a)(i) the All Cash Consideration,

(ii)	in the case of a Company Common Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Sections 3.2(b), the All Share Consideration,

in each case subject to proration in accordance with Section 3.3 and Section 3.4, and in respect of the Company Common Shares so transferred (i) the Company Shareholder shall cease to be the holder thereof, (ii) the name of the Company Shareholder shall be removed from the register maintained by or on behalf of the Company in respect of the Company Common Shares; (iii) the Company Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof; and (iv) the name of Triple Flag shall be added to the register maintained by or on behalf of the Company in respect of the Company Common Shares as the holder thereof.

(c)	simultaneously:

(i)	each Company In-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, will be deemed to be unconditionally vested and exercisable, and such Company Option will,

(a)	in the case of a Company In-The-Money-Option for which the Cash Option Election was made under Section 3.5(a)(i), without any further action by or on behalf of a holder of Company Options, be assigned, transferred, and disposed of by the Company In-The- Money-Optionholder to the Company in consideration for a cash payment from the Company equaling the Cash-out Amount for such Company Option, in each case, less applicable withholdings, and such Company Option will be immediately canceled; or

(b)	in the case of a Company In-The-Money-Option for which the Share Option Election was made under Section 3.5(a)(ii), without any further action by or on behalf of a holder of Company Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time, such number of Triple Flag Common Shares equal to (1) that number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Common Shares, at an exercise price per Triple Flag Common Share equal to the quotient determined by dividing (X) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Company Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Company Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Company Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Company Option Plan until the applicable Expiry Date (as defined in the Company Option Plan); and

(ii)	each Company Out-Of-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, will be deemed to be unconditionally vested and exercisable, and such Company Option will without any further action by or on behalf of a holder of Company Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time, such number of Triple Flag Common Shares equal to (1) that number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Common Shares, at an exercise price per Triple Flag Common Share equal to the quotient determined by dividing (X) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount (if any) of such Replacement Option does not exceed the In the Money Amount (if any) of such Company Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Company Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Company Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Company Option Plan until the applicable Expiry Date (as defined in the Company Option Plan); and

(iii)	each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company RSU Plan or any applicable grant letter, employment agreement (or similar agreement) or any resolution or determination of the Company Board (or any committee thereof), shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in an amount equal to the Payout Value, subject to Section 6.3, and each such Company RSU shall immediately be cancelled.

3.2	Election

With respect to the Company Common Shares held by a Company Shareholder:

(a)	each Company Shareholder, other than a Dissenting Shareholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Company Common Shares held by such Company Shareholder, indicate:

(i)	the number of Company Common Shares for which the Company Shareholder elects to receive All Cash Consideration (the “Cash Election”), and

(ii)	the number of Company Common Shares for which the Company Shareholder elects to receive All Share Consideration (the “Share Election”), in each case subject to proration in accordance with Section 3.3 and Section 3.4;

(b)	any Company Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all Company Common Shares held, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Company Common Shares in accordance with Article 5 shall, in each case, be deemed to have transferred each of his, her or its Company Common Shares to Triple Flag in exchange for the Share Consideration pursuant to Section 3.1(b)(ii);

(c)	any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing Company Common Shares shall be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and

(d)	any registered Company Shareholder who holds Company Common Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Company Common Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.

3.3	Cash Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of cash consideration to be paid to Cash Electing Shareholders pursuant to Section 3.1(b)(i) (the “Maximum Cash Consideration”) shall be the product of (i) the Cash Consideration; and (ii) the number of Company Common Shares (excluding Company Common Shares in respect of which Dissent Rights have been exercised, and Company Common Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to Section 3.1(b)(i) but for the application of this Section 3.3 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Triple Flag pursuant to Section 3.1(b)(i) to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Proration Factor; and

(ii)	the balance of the consideration in respect of each Company Common Share transferred to Triple Flag pursuant to Section 3.1(b)(i) to be satisfied by the issuance of that number of Triple Flag Common Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

3.4	Share Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of Triple Flag Common Shares to be paid to Share Electing Shareholders pursuant to Section 3.1(b)(ii) (the “Maximum Share Consideration”) shall be the product of (i) the Share Consideration; and (ii) the number of Company Common Shares (excluding Company Common Shares in respect of which Dissent Rights have been exercised) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to Section 3.1(b)(ii) but for the application of this Section 3.4 (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Triple Flag pursuant to Section 3.1(b)(ii) to be satisfied by the issuance of Triple Flag Common Shares shall be determined by multiplying the All Share Consideration by the Share Proration Factor; and

(ii)	the balance of the consideration in respect of each Company Common Share transferred to Triple Flag pursuant to Section 3.1(b)(ii) to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

3.5	Option Election

With respect to the Company In-The-Money-Options held by a Company In-The-Money Optionholder:

(a)	each Company In-The-Money Optionholder shall, by deposit with Triple Flag prior to the Election Deadline a duly completed Option Election Form, which election shall be irrevocable and may not be withdrawn, indicate:

(i)	the number of Company In-The-Money-Options for which the Company In-The-Money Optionholder elects to receive a cash payment equaling the Cash-out Amount for such Company In-The-Money-Options (the “Cash Option Election”); or

(ii)	the number of Company In-The-Money-Options for which the Company In-The-Money Optionholder elects to not receive a Cash Option Election (the “Share Option Election”); and

for greater certainty, any Company In-The-Money Optionholder shall only be entitled to make a Cash Option Election or Share Option Election and not both; and

(b)	any Company In-The-Money Optionholder who does not deposit with Triple Flag a duly completed Option Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.5(a)(i) shall be deemed to have made the Share Option Election for all Company In-The-Money-Options held.

3.6	Calculations

All calculations and determinations made by Triple Flag, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

ARTICLE 4
ARRANGEMENT MECHANICS

4.1	No Fractional Triple Flag Common Shares.

(a)	In no event shall a Company Shareholder be entitled to a fractional Triple Flag Common Share. Where the aggregate number of Triple Flag Common Shares to be issued to a Company Shareholder pursuant to Section 3.1 would result in a fraction of a Triple Flag Common Share being issuable, the number of Triple Flag Common Shares to be received by such former Company Shareholder shall be rounded down to the nearest whole Triple Flag Common Share, and the fractional entitlement shall be cancelled without any compensation or other consideration therefor.

(b)	If the aggregate cash amount a Company Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

4.2	Transfer of Securities

(a)	With respect to each holder of any of the Company RSUs outstanding immediately before the Effective Time, upon and at the time of the disposition of such Company RSUs effected pursuant to Section 3.1(c)(iii):

(i)	such holder of Company RSUs shall cease to be a holder of Company RSUs, and the name of such holder shall be removed from the register or account of holders of Company RSUs maintained by or on behalf of the Company;

(ii)	the Company RSU Plan shall be terminated and all agreements relating to any of the Company RSUs shall be terminated and shall be of no further force and effect (and all rights issued thereunder shall expire); and

(iii)	the Company shall pay to such holder of such Company RSUs the cash amount payable to such holder of Company RSUs pursuant to Section 3.1(c)(iii).

(b)	With respect to each Company Option exchanged in accordance with Sections 3.1(c)(i)(b) and 3.1(c)(ii):

(i)	the holder of such Company Option immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of the Company in respect thereof, and such Company Option shall be cancelled;

(ii)	the holder of such Company Option immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Company Option with Triple Flag for the Replacement Option; and

(iii)	the name of the holder of such Company Option immediately prior to such exchange shall be added to the register maintained by or on behalf of Triple Flag in respect of the Replacement Options.

(c)	With respect to each Company Shareholder (other than Dissenting Shareholders), immediately before the Effective Time, upon and at the time of the transfer of Company Common Shares effected pursuant to Section 3.1(b):

(i)	such Company Shareholder shall cease to be a Company Shareholder, and the name of such Company Shareholder shall be removed from the register of Company Shareholders maintained by or on behalf of the Company;

(ii)	subject to Article 4 and Article 6, Triple Flag shall pay and deliver to such Company Shareholder the Consideration payable and deliverable to such Company Shareholder pursuant to Section 3.1, and the name of such Company Shareholder shall be added to the register of holders of Triple Flag Common Shares maintained by or on behalf of Triple Flag; and

(iii)	an amount equal to the total of all amounts each of which is the fair market value of the Company Common Shares transferred to Triple Flag by a Company Shareholder in exchange for the issuance by Triple Flag of the Consideration shall be added to the stated capital account maintained by Triple Flag for the Triple Flag Common Shares, and Triple Flag shall be deemed to have purchased each such Company Common Share for a purchase price equal to such fair market value.

ARTICLE 5
DISSENT PROCEDURES

5.1	Rights of Dissent.

(a)	Registered Company Shareholders (other than Triple Flag and its affiliates) may exercise dissent rights with respect to Company Common Shares held by such Dissenting Shareholders (“Dissent Rights”), in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1; provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m., Eastern Time, two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

(b)	Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 5.1 shall be deemed to have assigned and transferred all Company Common Shares held by such Dissenting Shareholder, and in respect of which Dissent Rights have been validly exercised, to the Company free and clear of all Encumbrances, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(i)	is ultimately entitled to be paid fair value for its Company Common Shares, such Dissenting Shareholder: (A) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (B) will be entitled to be paid the fair value of such Company Common Shares by the Company, which fair value, notwithstanding anything to the contrary contained in Section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Common Shares; or

(ii)	is ultimately not entitled, for any reason, to be paid fair value for such Company Common Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares and shall receive for such Company Common Shares the All Share Consideration.

5.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall Triple Flag, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of the Company Common Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	In addition to any other restrictions under Section 190 of the CBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of any Company RSUs or Company Options; and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Common Shares in favour of the Arrangement Resolution.

ARTICLE 6
DELIVERY OF CONSIDERATION

6.1	Delivery of Consideration.

(a)	At or before the Effective Time, Triple Flag shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Company Shareholders, a treasury order or other evidence regarding the issuance of, the aggregate number of Triple Flag Common Shares to satisfy the aggregate number of Triple Flag Common Shares payable to Company Shareholders; (ii) sufficient funds to satisfy the aggregate cash Consideration payable to the Company Shareholders, which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders; in each case for distribution thereto in accordance with the provisions of this Article 6. All cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of Triple Flag.

(b)	Upon surrender to the Depositary for cancellation of one or more outstanding Company Common Shares represented by a duly completed and executed Letter of Transmittal and Election Form, together with the certificate(s), if any, which immediately prior to the Effective Time represented such Company Common Share(s) and any such additional documents and instruments as the Depositary may reasonably require, each Company Common Share so surrendered shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable Company Shareholder, as soon as practicable and in accordance with Section 4.2(c), a treasury order or other evidence of, Triple Flag Common Shares that such Company Shareholder is entitled to receive under the Arrangement or the cash consideration, as applicable, less any amounts withheld pursuant to Section 6.3.

(c)	As soon as practicable after the Effective Time, the Company shall deliver to each holder of Company RSUs (as reflected on the register maintained by or on behalf of the Company in respect of Company RSUs), a cheque (or other form of immediately available funds) representing the cash amount that such holder is entitled to receive pursuant to Section 3.1(c)(iii), less any amounts withheld pursuant to Section 6.3.

(d)	Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented outstanding Company Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 4.2(c), to represent only the right to receive upon such surrender the Consideration for such Company Common Shares.

(e)	If any former Company Shareholder fails to deliver to the Depositary the certificates, document or instruments required to be delivered to the Depositary under Section 6.1(b) or Section 6.2 in order for such former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, or any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement has not been deposited or has been returned to the Depositary or the Company or otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, then on the sixth (6th) anniversary of the Effective Date (i) such former Company Shareholder shall be deemed to have donated and forfeited to Triple Flag or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, (ii) any right or claim to payment hereunder that remains outstanding shall cease to represent a right or claim of any kind or nature, (iii) any certificate or other documentation representing Company Common Shares formerly held by such former Company Shareholder shall cease to represent a right or claim of any kind or nature, and (iv) the Triple Flag Common Shares which such former Company Shareholder was entitled to receive shall be automatically transferred to Triple Flag and the certificates, documents or other instruments representing such Triple Flag Common Shares shall be delivered by the Depositary to Triple Flag for cancellation and the interest of such former Company Shareholder in such Triple Flag Common Shares shall be cancelled.

(f)	No Affected Securityholder shall be entitled to receive any consideration with respect to Affected Securities other than the consideration to which such Affected Securityholder is entitled to receive in accordance with Section 3.1 and no such Affected Securityholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Affected Securities or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Affected Securities.

(g)	All dividends payable with respect to any Triple Flag Common Shares allotted and issued pursuant to this Arrangement for which a certificate or other evidence of such Triple Flag Common Shares has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

6.2	Lost Certificates.

(a)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Consideration which such holder is entitled to receive pursuant to Section 4.2(c), net of amounts required to be withheld pursuant to Section 6.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Triple Flag, the Company and the Depositary in such sum as Triple Flag may direct or otherwise indemnify Triple Flag and the Company in a manner satisfactory to Triple Flag and the Company against any claim that may be made against Triple Flag or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Withholding Rights.

(a)	Each of the Company, Triple Flag and the Depositary shall be entitled to deduct or withhold from any consideration otherwise payable to any Affected Securityholder under this Plan of Arrangement such amounts as the Company, Triple Flag or the Depositary may be required to deduct or withhold with respect to such payment under the Tax Act or any provision of applicable Laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that an amount is so deducted or withheld and remitted, such amount shall be treated for all purposes as having been paid to the Affected Securityholder in respect of which such deduction or withholding was made.

(b)	Each of the Company, Triple Flag and the Depositary that makes a payment to any Company Shareholder under this Plan of Arrangement shall be authorized to sell or otherwise dispose of such number of Triple Flag Common Shares otherwise issuable to such Company Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Company Shareholder and remit any unapplied balance of the net proceeds of such sale to such Company Shareholder.

ARTICLE 7
AMENDMENTS

7.1	Amendments to Plan of Arrangement.

(a)	The Company, and Triple Flag may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and Triple Flag, each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) be communicated to the Affected Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or Triple Flag at any time prior to the Company Meeting (provided that the other of such parties, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Triple Flag (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company, or Triple Flag, provided that it concerns a matter which, in the reasonable opinion of Triple Flag, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Affected Securities.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 8
FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the Arrangement and other events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

APPENDIX C
INTERIM ORDER

See attached.

C-1

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Court File No. CV-22-00690769-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	WEDNESDAY, THE 30TH
)
JUSTICE OSBORNE	)	DAY OF NOVEMBER, 2022

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MAVERIX METALS INC. AND TRIPLE FLAG PRECIOUS METALS CORP.

INTERIM ORDER

THIS MOTION, made by the Applicant, Maverix Metals Inc. (“Maverix”) for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), was heard this day by video conference.

ON READING the Notice of Motion, the Notice of Application issued on November 17, 2022, the affidavit of Deborah Rosati sworn November [28], 2022 (the “Affidavit”), including the Plan of Arrangement, which is attached as Appendix B to Maverix’s draft management information circular (the “Circular”), which is attached as Exhibit “A” to the Affidavit, on hearing the submissions of the lawyers for Maverix and Triple Flag Precious Metals Corp. (“Triple Flag”) and on being advised that the Director under the CBCA (the “Director”) does not consider it necessary to appear,

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Definitions

1.       THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.       THIS COURT ORDERS that Maverix is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) in the capital of Maverix to be held virtually via live webcast at https://virtual-meetings.tsxtrust.com/ on January 12, 2023, at 10:00 a.m. (Pacific Time) in order for the Shareholders, among other things, to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”), a copy of which is found at Appendix “A” of the Circular, which is attached as Exhibit “A” to the Affidavit.

3.       THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”), and the articles and by-laws of Maverix subject to what is provided hereafter and subject to further order of this Court.

4.       THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting in respect of the Arrangement Resolution shall be the close of business (Pacific Time) on December 2, 2022.

5.       THIS COURT ORDERS that the only persons entitled to speak at the Meeting shall be:

(a)	the Shareholders or their respective proxyholders;

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(b)	the officers, directors, auditors and advisors of Maverix;

(c)	authorized representatives and advisors of Triple Flag;

(d)	the Director; and

(e)	other persons who may receive the permission of the Chair of the Meeting.

6.       THIS COURT ORDERS that Maverix may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.       THIS COURT ORDERS that the Chair of the Meeting shall be determined by Maverix and that the quorum for the transaction of business at the Meeting shall be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the issued shares entitled to be voted at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.       THIS COURT ORDERS that Maverix is authorized to make, subject to the terms of the Acquisition Agreement between Maverix and Triple Flag dated November 9, 2022 (the “Arrangement Agreement”), and paragraph 9 below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same: (i) are to correct clerical errors, (ii) would not, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote, or (iii) are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

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9.       THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement are made after initial notice is provided as contemplated in paragraph 8 above, which would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by e-mail, press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Maverix may determine.

Amendments to the Circular

10.       THIS COURT ORDERS that Maverix is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments, Postponements and Change of Venue

11.       THIS COURT ORDERS that Maverix, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn, postpone or change the venue (including holding an in-person or hybrid meeting whereby Shareholders may choose to attend in person or virtually) of the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment, postponement, or change of venue (including holding an in-person or hybrid meeting whereby Shareholders may choose to attend in person or virtually), and notice of any such adjournment, postponement or change of venue (including holding an in-person or hybrid meeting whereby Shareholders may choose to attend in person or virtually) shall be given by such method as Maverix may determine is appropriate in the circumstances (including solely by issuance of a press release if it so determines). This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments, postponements or changes of venue (including holding an in-person or hybrid meeting whereby Shareholders may choose to attend in person or virtually).

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Notice of Meeting

12.       THIS COURT ORDERS that, in order to effect notice of the Meeting, Maverix shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Maverix may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)	the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Maverix, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to Maverix;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

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(iii)	by facsimile or by e-mail or other electronic transmission to any Shareholder, who is identified to the satisfaction of Maverix, who requests such transmission in writing, and if required by Maverix, who is prepared to pay the charges for such transmission;

(b)	the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c)	the respective directors and auditors of Maverix and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or by e-mail or other electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.       THIS COURT ORDERS that, in the event that Maverix elects to distribute the Meeting Materials, Maverix is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Maverix to be necessary or desirable (collectively, the “Court Materials”) to holders of outstanding options to purchase Shares (“Options”) and holders of Restricted Share Units of Maverix (“RSUs”) by any method permitted for notice to Shareholders as set forth in subparagraphs 12(a) or 12(b), above, or by e-mail or other electronic transmission, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Maverix or its registrar and transfer agent at the close of business on the Record Date.

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14.       THIS COURT ORDERS that accidental failure or omission by Maverix to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Maverix, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Maverix, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.       THIS COURT ORDERS that Maverix is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Maverix may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by e-mail, press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Maverix may determine.

16.       THIS COURT ORDERS that distribution of the Meeting Materials and the Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

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Solicitation and Revocation of Proxies

17.       THIS COURT ORDERS that Maverix is authorized to use the letter of transmittal and form of proxy substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Maverix may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Maverix is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Maverix may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Maverix deems it advisable to do so.

18.       THIS COURT ORDERS that registered Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA must be deposited with Maverix’s registrar and transfer agent as set out in the Circular to be received not later than 10:00 a.m. (Pacific Time) on January 10, 2023 or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Meeting is reconvened or held, unless the Chair of the Meeting determines to waive or extend the deadline, in his or her sole discretion.

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Voting

19.       THIS COURT ORDERS that the only persons entitled to vote in person (or virtually) or represented by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Forms of proxy that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.       THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be approved, with or without variation, at the Meeting by:

(a)	an affirmative vote of at least two-thirds (66 2/3%) of the votes cast on the Arrangement Resolution by Shareholders, voting as a single class, present in person (or virtually) or represented by proxy at the Meeting; and

(b)	a simple majority of the votes cast on the Arrangement Resolution by Shareholders other than those excluded for the purposes of such vote under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) present in person (or virtually) or represented by proxy at the Meeting.

Such votes shall be sufficient to authorize Maverix to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders or holders of Options, DSUs or Warrants, subject only to final approval of the Arrangement by this Court.

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21.       THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Maverix (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held, unless otherwise provided for by Maverix.

Dissent Rights

22.       THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any registered Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Maverix in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Maverix c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Attention: Ryan Morris or by e-mail at: ryan.morris@blakes.com to be received no later than 10:00 a.m. (Pacific Time) on January 10, 2023 or 10:00 a.m. (Pacific Time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Court.

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23.       THIS COURT ORDERS that, notwithstanding section 190(3) of the CBCA, Triple Flag, not Maverix, shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution, for Shares held by registered Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Arrangement Agreement or the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the “corporation” in subsection 190(12) and the two references to the “corporation” in subsection 190(17)) shall be deemed to refer to Maverix in place of the “corporation”, and Maverix shall have all of the rights, duties and obligations of the “corporation” under subsections 190(11) to 190(26), inclusive, of the CBCA.

24.       THIS COURT ORDERS that any registered Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)	is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the applicable time set forth in the Plan of Arrangement, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Maverix in consideration for a payment of cash from Maverix equal to such fair value; or

ii)	is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

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but in no case shall Maverix, Triple Flag, or any other person be required to recognize such Shareholders as holders of Shares at or after the date upon which the Arrangement becomes effective, and the names of such Shareholders shall be deleted from Maverix’s register of holders of Shares at that time and such Shares shall be automatically cancelled as of the applicable time set forth in the Plan of Arrangement.

Hearing of Application for Approval of the Arrangement

25.            THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Maverix may apply to this Court for final approval of the Arrangement.

26.            THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27 herein.

27.            THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Maverix, with a copy to counsel for Triple Flag, as soon as reasonably practicable and, in any event, no less than four (4) business days before the hearing of this Application at the following addresses:

BLAKE, CASSELS & GRAYDON LLP

199 Bay Street, Suite 4000

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Commerce Court West

Toronto, ON M5L 1A9

Attention: Ryan A. Morris

ryan.morris@blakes.com

Lawyers for Maverix Metals Inc.

TORYS LLP

79 Wellington Street West, 30th Floor

Box 270, TD South Tower

Toronto, ON M5K 1N2

Attention: Andrew Gray

agray@torys.com

Lawyers for Triple Flag Precious Metals Corp.

28.            THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	Maverix;

(b)	Triple Flag;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.            THIS COURT ORDERS that any materials to be filed by Maverix in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

30.            THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

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Service and Notice

31.            THIS COURT ORDERS that Maverix and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Maverix’s Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

32.            THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Options, RSUs, Warrants or the articles or by-laws of Maverix, this Interim Order shall govern.

Extra-Territorial Assistance

33.            THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory, or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

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Variance

34.            THIS COURT ORDERS that Maverix shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

/s/ Justice Osborne	2022.11.30 13:29:28 -05'00'

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Court File No. CV-22-00690769-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MAVERIX METALS INC. AND TRIPLE FLAG PRECIOUS METALS CORP.

ONTARIO
SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST

Proceeding commenced at Toronto

INTERIM ORDER

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Ste. 4000
Commerce Court West
Toronto, ON M5L 1A9

Ryan A. Morris LSO# 50831C
Tel: (416) 863-2176
Email: ryan.morris@blakes.com

Lawyers for the Applicant,
Maverix Metals Inc.

APPENDIX D

NOTICE OF APPLICATION OF FINAL ORDER

See attached.

D-1

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Court File No. CV-22-

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

B E T W E E N:

(Court Seal)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MAVERIX METALS INC. AND TRIPLE FLAG PRECIOUS METALS CORP.

NOTICE OF APPLICATION

TO THE RESPONDENT

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐  In writing

☐  In person

☐  By telephone conference

☒ By video conference

at the following location:

To be provided by the Court.

Please advise if you intend to join the hearing by emailing Ryan Morris at ryan.morris@blakes.com

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On Monday, January 16, 2023, at 12:00 p.m., before the Honourable Justice McEwen.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	November 24, 2022	Issued by	/s/ Gurwinderjit Singh Brar	Digitally signed by Gurwinderjit Singh Brar Date: 2022.11.25 08:21:25 -05'00'
Local Registrar

Address of court office:	Superior Court of Justice 330 University Avenue, 9th Floor Toronto ON M5G 1R7

TO:	All Holders of Common Shares in the capital of Maverix Metals Inc.

AND TO:	All Holders of Options to purchase Common Shares in the capital of Maverix Metals Inc.

AND TO:	All Holders of Restricted Share Units of Maverix Metals Inc.

AND TO:	The Directors of Maverix Metals Inc.

AND TO:	The Auditor for Maverix Metals Inc.

AND TO:	The Director Appointed under the CBCA

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AND TO:	TORYS LLP
Barristers and Solicitors
79 Wellington Street West, 30th Floor
Box 270, TD South Tower
Toronto, ON M5K 1N2

Andrew Gray
agray@torys.com
Tel: (416) 865-7630

Lawyers for Triple Flag Precious Metals Corp.

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APPLICATION

1.	The Applicant, Maverix Metals Inc. (“Maverix”) makes application for:

(a)	an order pursuant to sections 192(3) and 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), approving a Plan of Arrangement (the “Plan of Arrangement”) proposed by Maverix and described in the Maverix Management Information Circular (the “Circular”), which Circular will be attached as an exhibit to the affidavit to be filed in support of this Application, and which Arrangement will result in, among other things, the acquisition by Triple Flag Precious Metals Corp (“Triple Flag”) of all of the issued and outstanding common shares in the capital of Maverix (the “Shares”);

(b)	an interim order for the advice and directions of this Court pursuant to subsection 192(4) of the CBCA with respect to the Plan of Arrangement and this Application (the “Interim Order”);

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other Relief as to this Honourable Court may seem just.

2.	The grounds for the application are:

(a)	Maverix is incorporated pursuant to the laws of Canada and operates as a mining royalty and streaming company. The Shares are listed and traded on the Toronto Stock Exchange and the NYSE American Exchange under the symbol “MMX”;

Electronically issued / Délivré par voie électronique : 24-Nov-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00690769-00CL

(b)	Triple Flag is a corporation incorporated under the laws of Canada and operates as a mining streaming and royalty company with a focus on cash-generating gold mines and construction-ready, fully permitted projects. Triple Flag’s shares are listed and traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “TFPM”;

(c)	pursuant to the Plan of Arrangement, in summary:

(i)	Triple Flag will acquire all of the Shares for Consideration per Share of:

(A)	US$3.92 in cash; or

(B)	0.36 of a common share in the capital of Triple Flag (each a “Triple Flag Share”),

(C)	in each case, subject to proration in accordance with the Plan of Arrangement;

(ii)	each outstanding option to purchase Shares (each, an “Option”) that is a Company In-The-Money Option under the Plan of Arrangement outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan of Maverix (the “Option Plan”), will be deemed to be unconditionally vested and exercisable, and such Option will,

(A)	in the case of a Company In-The-Money Option for which the Cash Option Election was made under the Plan of Arrangement, be assigned, transferred and disposed of by the holder of such Option to the Company in consideration for a cash payment from Maverix equaling the Cash-out Amount stipulated in the Plan of Arrangement for such Option, less applicable withholdings, and such Option will be immediately cancelled; or

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(B)	in the case of a Company In-The-Money-Option for which the Share Option Election was made under the Plan of Arrangement, be exchanged for a vested Replacement Option to acquire Triple Flag Shares on the same terms and conditions as were applicable under the Option prior to the Effective Time at the ratios and on the terms set out in the Plan of Arrangement, provided that the requirement in section 8.1 of the Option Plan for any Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding on the same terms and conditions (including the original expiry date) as were applicable under such applicable Option;

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(iii)	each outstanding Option that is a Company Out-Of-The-Money-Option under the Plan of Arrangement outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Option Plan, will be deemed to be unconditionally vested and exercisable and such Option will be exchanged for a vested Replacement Option to acquire Triple Flag Shares on the same terms and conditions as were applicable under the Option prior to the Effective Time at the ratios and on the terms set out in the Plan of Arrangement, provided that the requirement in section 8.1 of the Option Plan for any Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding on the same terms and conditions (including the original expiry date) as were applicable under such applicable Option;

(iv)	each Maverix restricted share unit (“RSU”) outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan of Maverix, shall be deemed to be assigned and transferred to Maverix for a cash payment equal to the amount of the Payout Value stipulated in the Plan of Arrangement, and each RSU shall immediately be cancelled.

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(d)	the Arrangement is an “arrangement” within the meaning of subsection 192(1) of the CBCA;

(e)	all statutory requirements for an arrangement under the CBCA either have been fulfilled or will be fulfilled by the date of the return of the Application;

(f)	Maverix is not insolvent within the meaning of subsection 192(2) of the CBCA;

(g)	it is not practicable for Maverix to effect the Arrangement under any other provision of the CBCA;

(h)	the directions set out and the approvals required pursuant to any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained by the return date of this Application;

(i)	the Arrangement is put forward in good faith for a bona fide business purpose, and has a material connection to the Toronto Region;

(j)	the Arrangement is fair and reasonable, and it is appropriate for this Court to approve the Arrangement;

(k)	section 192 of the CBCA;

(l)	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

(m)	Rules 3.02(1), 14.02 and (3), 16.04(1), 16.08, 17.02, 37 and 38 of the Rules of Civil Procedure; and

(n)	such further and other grounds as the lawyers may advise and this Court may permit.

Electronically issued / Délivré par voie électronique : 24-Nov-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00690769-00CL

3.	The following documentary evidence will be used at the hearing of the application:

(a)	such Interim Order as may be granted by this Court;

(b)	the affidavit of Matthew Fargey, to be sworn, and the exhibits thereto;

(c)	such further affidavit(s) on behalf of the Applicant reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings ordered by any Interim order of this Court; and

(d)	such further and other evidence as the lawyers may advise and this Court may permit.

4.       This Notice of Application will be sent to all registered holders of Shares, Options and RSUs at the address of each holder as shown on the books and records of Maverix or as this Court may direct in the Interim Order, pursuant to rule 17.02(n) of the Rules of Civil Procedure in the case of those holders whose addresses, as they appear on the books and records of Maverix, are outside Ontario.

November 24, 2022	BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Suite 4000 Commerce Court West Toronto ON M5L 1A9

Ryan A. Morris LSO #50831C Tel: (416) 863-2176
ryan.morris@blakes.com

Lawyers for the Applicant, Maverix Metals Inc.

Electronically issued / Délivré par voie électronique : 24-Nov-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00690769-00CL

Court File No. CV-22-

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MAVERIX METALS INC. AND TRIPLE FLAG PRECIOUS METALS CORP.

ONTARIO
SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Suite 4000 Commerce Court West Toronto ON M5L 1A9

Ryan A. Morris LSO #50831C Tel: 416-863-2176
ryan.morris@blakes.com

Lawyers for the Applicant, Maverix Metals Inc.

APPENDIX E

FAIRNESS OPINIONS

See attached.

E-1

November 9, 2022

The Strategic Committee of the Board of Directors

of Maverix Metals Inc.

510 Burrard Street, Suite 575

Vancouver, BC V6C 3A8

To the Board of Directors of Maverix Metals (the “Board of Directors”) and the Strategic Committee appointed by the Board of Directors (the “Strategic Committee”):

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Maverix Metals Inc. (“Maverix” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Triple Flag Precious Metals Corp. (the “Purchaser”) providing for, among other things, the acquisition (the “Proposed Transaction”) by the Purchaser of all of the outstanding common shares of the Company (the “Shares” and any holder thereof shall be referred to herein as the “Shareholders”).

We understand that pursuant to the Arrangement Agreement:

a)	the Purchaser will acquire each of the issued and outstanding Shares of the Company in consideration for, at the election of each holder of such Shares, for each Share, either (i) US$3.92 in cash or (ii) 0.360 of a common share of the Purchaser (the “Consideration”), in each case, subject to pro-ration such that the cash portion of the Consideration will not exceed 15% of the total Consideration and the share portion of the Consideration will not exceed 85% of the total Consideration;

b)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act;

c)	the completion of the Proposed Transaction will be conditional upon, among other things, approval by at least two-thirds of the votes cast by the shareholders of the Company (the “Shareholders”) who are present in person or represented by proxy at the special meeting (the “Special Meeting”) of such shareholders and the approval of the Ontario Superior Court of Justice; and

d)	the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company and related documents (collectively, the “Circular”) that will be mailed to the Shareholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated November 9, 2022, (the “Engagement Agreement”), the Strategic Committee retained CIBC to act as financial advisor to the Strategic Committee in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors and the Strategic Committee our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Proposed Transaction.

CIBC will be paid a fee for rendering the Opinion. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Canadian Imperial Bank of Commerce, an affiliate of CIBC, in the ordinary course of its business and unrelated to the Proposed Transaction, acted as an inaugural lender to Maverix and continues to be a member of the lending syndicate providing a revolving credit facility to the Company. Additionally, CIBC was a syndicate member in the Company’s secondary offering to Pan American Silver Corp. CIBC acted as an underwriter in the Purchaser’s initial public offering in 2021 and continues to be a member of the lending syndicate to the Purchaser. CIBC has previously provided advisory services to both the Company and the Purchaser. There are currently no understandings, agreements, or commitments between CIBC, the Company or the Purchaser with respect to future business dealings.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	Arrangement Agreement dated November 9, 2022;
ii)	voting and support agreements for each of Newmont Corporation and Pan American Silver Corp. received on November 8, 2022;
iii)	announcement press release received on November 9, 2022;
iv)	the audited financial statements, management’s discussion and analysis and annual information forms of Maverix for the fiscal years ended December 31, 2020 and 2021; and the unaudited financial statements and management’s discussion and analysis for the quarter ended June 30, 2022;
v)	the audited financial statements, management’s discussion and analysis and annual information forms of the Purchaser for the fiscal years ended December 31, 2020 and 2021; and the unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2022;
vi)	certain internal financial, operational, corporate and other information concerning Maverix that was prepared or provided by the management of Maverix, including internal operating and financial projections;
vii)	certain internal financial, operational, corporate and other information concerning the Purchaser that was provided by the management of Maverix, including internal operating and financial projections;
viii)	selected public market trading statistics and selected financial information of Maverix, the Purchaser, and other selected public companies considered by us to be relevant;
ix)	various reports published by equity research analysts, industry sources regarding Maverix, the Purchaser, the royalties industry, and other public companies, to the extent deemed relevant by us;
x)	selected financial statistics and relevant financial information with respect to relevant precedent transactions;
xi)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

2

xii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of both the Company and the Purchaser. We have also participated in discussions with Blake, Cassels & Graydon LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Purchaser or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, the Purchaser or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or the Purchaser in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and the Purchaser’s audited financial statements and the reports of the auditors thereon and the Company’s and the Purchaser’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and the Purchaser and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of the respective management of the Company and the Purchaser, having regard to the Company’s and the Purchaser’s business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

3

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Purchaser as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Strategic Committee and the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors or the Strategic Committee as to whether they should approve the Arrangement Agreement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of the Company or the Purchaser following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

4

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Shareholders.

Yours very truly,

CIBC World Markets Inc.

[Signed]

5

November 9, 2022

The Board of Directors and The Strategic Committee of the Board of Directors

Maverix Metals Inc.

510 Burrard Street, Suite 575

Vancouver, BC V6C 3A8

The Board of Directors (“Maverix Board”) and The Strategic Committee of the Board of Directors (“Strategic Committee”):

Raymond James Ltd. (“Raymond James”, “we” or “us”) understands that Maverix Metals Inc. (“Maverix” or the “Company”) and Triple Flag Precious Metals Corp. (“Triple Flag”) propose to enter into a definitive arrangement agreement (the “Arrangement Agreement”) to be dated November 9, 2022 pursuant to which, among other things, each holder of outstanding common shares of the Company (each, a “Maverix Share”) will be entitled receive, at such holder’s election, either 0.360 of a Triple Flag common share or US$3.92 in cash, for each Maverix Share held (the “Consideration”). Such holders of Maverix Shares (the “Maverix Shareholders”) may elect to receive Consideration in the form of Triple Flag common shares or cash, subject to pro ration, with the maximum aggregate amount of cash Consideration and share Consideration available to be paid to Maverix Shareholders equal to 15% and 85%, respectively, of the aggregate total Consideration.

We also understand that the transaction contemplated by the Arrangement Agreement is proposed to be effected by way of a plan of arrangement under the Canadian Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to the Maverix Shareholders in connection with a special meeting of the Maverix Shareholders to be held to consider and, if deemed advisable, approve the Arrangement. We have been retained to provide our opinion (the “Opinion”) to the Maverix Board and the Strategic Committee as to whether the Consideration to be received by Maverix Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Maverix Shareholders as of the date hereof.

This opinion letter (the “Opinion”) has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”). IIROC has not been involved in the preparation or review of this Opinion.

Engagement of Raymond James

Raymond James was formally engaged by the Strategic Committee pursuant to an engagement letter dated May 11, 2022 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, Raymond James has agreed to provide the Maverix Board and the Strategic Committee with financial advisory services in connection with the Transaction, including the provision of this Opinion to the Maverix Board and the Strategic Committee.

Pursuant to the terms of the Engagement Agreement, Raymond James will be paid a fixed fee for the delivery of this Opinion. In addition, Raymond James will be paid a separate fee for its advisory services pursuant to the Engagement Agreement that is contingent on the completion of the Arrangement, and is also to be reimbursed for all approved and reasonable legal and other out-of-pocket expenses. Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement.

Raymond James Ltd.

Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2 • 416 777 7000 • 416 777 7020 Fax

Member of Canadian Investor Protection Fund

Independence of Raymond James

Neither Raymond James nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company or Triple Flag or any of their respective subsidiaries, associates or affiliates (the “Interested Parties”).

Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years other than acting as financial advisor to the Company pursuant to the Engagement Agreement. There are no other understandings, agreements or commitments between Raymond James and the Interested Parties with respect to any current or future business dealings which would be material to the Opinion.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Company or its respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Company or its respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Company or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or their respective affiliates or associates.

Credentials of Raymond James

Raymond James is a North American full-service investment dealer with operations located across Canada. Raymond James is a member of the Toronto Stock Exchange (“TSX”), the TSX Venture Exchange, the Montreal Exchange, IIROC, the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange (NYSE: RJF) whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

Overview of Maverix

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, without independent verification and among other things, the following:

i.	various proposals submitted by Triple Flag to the Company, including the non-binding letter of intent submitted by Triple Flag dated April 12, 2022, the subsequent non-binding letter of intent dated April 29, 2022, the proposal dated September 22, 2022 and the revised non-binding letter of intent dated October 12, 2022;

ii.	a draft of the Arrangement Agreement, including the Plan of Arrangement, dated November 9, 2022 and the schedules attached thereto (together with disclosure letters relating thereto);

iii.	a draft of the voting support agreements to be entered into by directors, officers, and certain principal shareholders of the Company and directors, officers and certain principal shareholders of Triple Flag;

iv.	a draft letter to the TSX from Triple Flag requesting that the TSX confirm that it will accept the written consent of its shareholders as written evidence in accordance with Section 604(d) of the TSX Company Manual of majority shareholder approval for the issuance of the Triple Flag shares under the Arrangement, and the subsequent confirmation of management of the Company that the TSX had accepted such written consent;

v.	consolidated annual financial statements, and management’s discussion and analysis, of the Company for the years ended December 2021, 2020, and 2019 together with the notes thereto and the auditors' reports thereon;

vi.	the Company’s condensed interim consolidated financial statements and management’s discussion and analysis for the three month periods ended June 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021, June 30, 2021, and March 31, 2021;

vii.	certain public disclosure by the Company and Triple Flag as filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”), including press releases issued by the Company;

viii.	certain public investor presentations and marketing materials prepared by the Company;

ix.	various verbal and written conversations with management of the Company with regards to the operations, financial condition and corporate strategy of the Company;

x.	certain internal financial, operational, corporate and other information with respect to the Company, including financial models prepared by management of the Company, as well as internal operating and financial projections prepared or reviewed by management of the Company (and discussions with management with respect to such information, model, projections and presentations);

xi.	the financial model of Triple Flag received from the Company dated October 18, 2022 and discussions with management with respect thereto;

xii.	forecasted metal prices provided by management of the Company and consensus forecasted metal prices;

xiii.	discussions with management respecting potential alternative strategic transactions with select third parties other than Triple Flag;

xiv.	selected public market trading statistics and financial information of the Company, Triple Flag and other entities considered by us to be relevant;

xv.	other public information relating to the business, operations and financial condition of the Company and Triple Flag considered by us to be relevant;

xvi.	other publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

xvii.	information with respect to selected precedent transactions considered by us to be relevant; and

xviii.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in various discussions with members of the Company regarding the Company’s businesses, operations, financial condition, corporate strategy and prospects, and we have participated in various discussions with members of the Company’s senior management regarding Triple Flag’s business, operations, financial condition, corporate strategy and prospects. We have also participated in various discussions with Blake, Cassels & Graydon LLP, legal counsel to the Maverix Board and the Strategic Committee, concerning the Arrangement and related matters. Raymond James has not, to the best of its knowledge, been denied access by the Company to any information requested by Raymond James.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to Raymond James that, to the best of their knowledge, there have been no valuations or appraisals relating to the Company or any of its subsidiaries, or any of their respective securities or material assets, made in the preceding 24 months, including any “prior valuation” within the meaning of Multilateral Instrument 61-101 of the Canadian Securities Administrators (“MI 61-101”).

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below:

We have not been asked to prepare and have not prepared a formal valuation under MI 61-101 or appraisal of any of the assets or securities of the Company or any of its subsidiaries and our Opinion should not be construed as such. We have relied upon the advice of counsel to the Maverix Board and the Strategic Committee that, although the Arrangement is considered a “business combination” under MI 61-101, it is not subject to the formal valuation requirements thereunder.

The Company has represented to us, in a certificate of its Chief Executive Officer and the Chief Financial Officer dated the date hereof, among other things, that (i) the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind provided to us by or on behalf of the Company respecting the Arrangement, the Company and its subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning the Company referred to under the heading “Scope of Review” (collectively, the “Information”), are complete, accurate, true and correct at the date the Information was provided to us and that no material change has occurred in the Information or any part thereof, since the respective dates which would have or which would reasonably be expected to have a material effect on that Opinion or the Arrangement.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the non-historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable laws, and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us; we have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

Our Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Arrangement. Our Opinion does not address the treatment of the Company’s optionholders or RSU holders under the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion. We have relied upon, without independent verification, the assessment by the Company and its legal, tax and accounting advisors with respect to such matters.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Maverix Board and the Strategic Committee for its exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to the Strategic Committee or the Maverix Board as to any decision with respect to the Arrangement or to any Shareholder as to how they should vote on the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Company at any time, including following the announcement, completion or termination of the Arrangement.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis; accordingly, our Opinion should be read in its entirety.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information, including the Information, that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Maverix Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Maverix Shareholders.

Yours very truly,

/s/ Raymond James Ltd.

Raymond James Ltd.

APPENDIX F
INFORMATION CONCERNING TRIPLE FLAG

The following information is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Triple Flag. Such information should be read together with the information described below under “Information Concerning Triple Flag – Documents Incorporated by Reference” and the information concerning Triple Flag elsewhere in the Circular. The information contained in this Appendix F, unless otherwise indicated, is given as of December 2, 2022.

All dollar amounts and financial information in any document incorporated by reference herein or therein is presented in U.S. dollars unless otherwise indicated. The financial statements incorporated by reference in this Appendix F have been prepared in accordance with IFRS.

Forward-Looking Statements

Certain statements contained in this Appendix F, and in the documents incorporated by reference herein, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Such forward-looking information relate to future events or Triple Flag’s future performance. See “Forward-Looking Statements” in this Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under the heading “Risk Factors” in this Appendix F and the Triple Flag 2021 AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Triple Flag at TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario M5J 2S1, Telephone: (416) 304–9741 or by accessing these documents from SEDAR at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Circular, the following documents of Triple Flag filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

(1)	the annual information form of Triple Flag for the fiscal year ended December 31, 2021 dated March 30, 2022 (the “Triple Flag 2021 AIF”);

(2)	the management information circular dated March 30, 2022 in connection with the annual meeting of Triple Flag Shareholders held on May 11, 2022;

(3)	the audited annual consolidated financial statements of Triple Flag and the notes thereto for the years ended December 31, 2021 and 2020, together with the independent auditor’s report thereon;

(4)	management’s discussion and analysis of Triple Flag’s financial condition and financial performance for the three months and year ended December 31, 2021;

(5)	the unaudited condensed interim consolidated financial statements of Triple Flag and the notes thereto for the three- and nine-month periods ended September 30, 2022 and 2021 (the “Triple Flag Interim Financial Statements”);

(6)	management’s discussion and analysis of Triple Flag’s financial condition and financial performance for the three- and nine-month periods ended September 30, 2022 (the “Triple Flag Interim MD&A”); and

(7)	the material change report of Triple Flag dated November 18, 2022.

Documents referenced in any of the documents incorporated by reference in this Circular but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Circular. Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change reports (except confidential material change reports), business acquisition reports and information circulars, filed by Triple Flag with Canadian securities regulators on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular. All such documents will also be filed with or furnished to the SEC by Triple Flag and will be available under Triple Flag’s issuer profile on EDGAR at www.sec.gov.

Notwithstanding anything herein to the contrary, any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Summary Description of Business

Triple Flag was incorporated in Canada on October 10, 2019 with the name Triple Flag Precious Metals Corp. under the CBCA and amalgamated with its wholly owned subsidiary, Triple Flag Mining Finance Ltd., on November 8, 2019. Triple Flag’s head and registered office is located at TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario M5J 2S1. Triple Flag also operates an office in Hamilton, Bermuda.

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Triple Flag’s mission is to be a sought after, long term funding partner to mining companies throughout the commodity cycle, while generating attractive returns for its investors.

From its inception in 2016 to its current position as an emerging senior streaming and royalty company, Triple Flag has invested in excess of US$1.7 billion of capital and systematically developed a long life, low cost, high quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver. Triple Flag had 80 assets as of December 2, 2022, consisting of 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects.

Further information regarding Triple Flag and a description of its business is outlined in the Triple Flag 2021 AIF, which is incorporated by reference herein.

Recent Developments

Normal Course Issuer Bid

On November 10, 2022, Triple Flag announced that the TSX had accepted the notice filed by Triple Flag to renew its normal course issuer bid (the “NCIB”). Under the NCIB, Triple Flag is authorized to purchase up to 2,000,000 Triple Flag Shares (out of the 155,854,615 Triple Flag Shares issued and outstanding as at November 8, 2022), representing 1.3% of the issued and outstanding Triple Flag Shares, during the period starting on November 15, 2022 and ending on November 14, 2023. As of December 2, 2022, Triple Flag had repurchased 141,778 Triple Flag Shares under the NCIB.

Triple Flag may make any purchases through the facilities of the TSX, the NYSE and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX, the NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer). Daily repurchases on the TSX will be limited to a maximum of 9,186 Triple Flag Shares, representing 25% of the average daily trading volume for the period from May 1, 2022 to October 31, 2022 (being 36,744 Triple Flag Shares), except where purchases are made in accordance with the “block purchase exception” of the TSX rules. Rule 10b-18 of the United States Securities Exchange Act of 1934 contains similar volume-based restrictions on daily purchases on the NYSE, subject to certain exceptions for block repurchases. All Triple Flag Shares that are repurchased by Triple Flag under the NCIB will be cancelled.

Triple Flag has also entered into an automatic share purchase plan with the designated broker responsible for the NCIB to allow for the purchase of Triple Flag Shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase its Triple Flag Shares due to regulatory restrictions and customary self-imposed blackout periods.

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Triple Flag may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Combination with Maverix

On November 10, 2022, Triple Flag announced that it had entered into the Arrangement Agreement with Maverix, pursuant to which Triple Flag agreed to acquire all of the issued and outstanding Maverix Shares pursuant to a plan of arrangement. Pursuant to the Arrangement, Maverix Shareholders may elect to receive either US$3.92 in cash or 0.360 of a Triple Flag Share per Maverix Share held, representing share consideration of US$3.92 per Maverix Share based on the closing price of Triple Flag Shares on November 9, 2022 of US$10.89. The Maverix Shareholder election will be subject to proration such that the All Cash Consideration will not exceed 15% of the total consideration and the All Share Consideration will not exceed 85% of the total consideration. Maverix Shareholders who do not elect to receive either Triple Flag Shares or cash will be deemed to elect default consideration of 0.360 Triple Flag Shares per Maverix Share, subject to proration. Upon completion of the Arrangement, existing Triple Flag and Maverix Shareholders are expected to own approximately 77% and 23% of the combined company, respectively, on a fully diluted basis. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in this Circular.

Fourth Quarter Dividend

On November 7, 2022, Triple Flag announced that the board of directors of Triple Flag had approved a cash dividend of US$0.05 per Triple Flag Share to be paid on December 15, 2022 to Triple Flag Shareholders of record at the close of business on November 30, 2022.

Consolidated Capitalization

There have been no material changes in the share and loan capital of Triple Flag since September 30, 2022, which have not been disclosed in this Circular or in the documents incorporated by reference herein. See the Triple Flag Interim Financial Statements and the Triple Flag Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Triple Flag’s consolidated capitalization. Also see the table in “Appendix G - Information Concerning the Combined Company” under the heading “Pro Forma Capitalization” for more information about Triple Flag’s consolidated capitalization both before and after giving effect to the Arrangement.

Description of Share Capital

Triple Flag’s authorized share capital consists of an unlimited number of Triple Flag Shares and an unlimited number of Triple Flag Preferred Shares, issuable in series. As of the date of this Circular, an aggregate of 155,716,955 Triple Flag Shares are issued and outstanding, and no Triple Flag Preferred Shares are issued and outstanding. See “Appendix G - Information Concerning the Combined Company” under the heading “Description of Share Capital” for Triple Flag’s authorized and issued share capital following completion of the Arrangement.

The general terms and provisions of the Triple Flag Shares are available on Triple Flag’s SEDAR profile at www.sedar.com and on its website at www.tripleflagpm.com.

Dividends

Triple Flag’s current policy is to pay quarterly dividends on the Triple Flag Shares and, on November 7, 2022, Triple Flag declared a quarterly dividend of US$0.05 per Triple Flag Share, which will be paid on December 15, 2022 to Triple Flag Shareholders of record as of November 30, 2022. Triple Flag paid quarterly dividends of US$0.05 per Triple Flag Share on September 15, 2022 and US$0.0475 on June 15, 2022 and March 15, 2022. In 2021, the dividends paid were US$0.095 per Triple Flag Share (quarterly payments of US$0.0475 per Triple Flag Share in the third and fourth quarters following Triple Flag’s initial public offering which was completed on May 26, 2021). Triple Flag expects to maintain its existing dividend policy and payments following completion of the Arrangement. The declaration, timing, amount and payment of dividends are at the discretion of the Triple Flag board of directors and will depend upon Triple Flag’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under Triple Flag’s credit facility, solvency tests imposed by applicable corporate law and other relevant factors.

Prior Sales

Triple Flag did not issue any Triple Flag Shares during the 12-month period prior to the date of this Circular.

Market for Securities

The outstanding Triple Flag Shares are listed and posted for trading on the TSX under the symbol “TFPM” and on the NYSE under the symbol “TFPM”. On December 1, 2022 the last trading day prior to the date of this Circular, the closing price of the outstanding Triple Flag Shares on the TSX was C$18.27 and the closing price of the outstanding Triple Flag Shares on the NYSE was US$13.66.

Trading Price and Volume

The following table sets forth the high and low trading prices and trading volumes for the Triple Flag Shares in Canadian dollars as reported by the TSX for the periods indicated.

	Units
Month	High	Low	Volume
	(C$)	(C$)
2021
December	16.55	12.50	531,344
2022
January	16.90	14.81	665,658
February	18.48	14.84	369,535
March	18.80	15.35	415,370
April	20.83	18.01	300,799
May	18.99	15.1	208,262
June	17.63	15.85	99,980
July	16.89	13.24	248,059
August	16.72	13.75	469,770
September	17.88	15.58	570,414
October	18.13	15.06	376,917
November	17,19	14.29	743,343
December 1 to December 2	18.52	17.08	89,609

The following table sets forth the high and low trading prices and trading volumes for the Triple Flag Shares in U.S. dollars as reported by the TSX for the periods indicated. The Triple Flag Shares were previously traded on the TSX in U.S. dollars under the symbol “TFPM.U”. On September 16, 2022, Triple Flag discontinued the use of the TFPM.U ticker symbol.

	Units
Month	High	Low	Volume
	(US$)	(US$)
2021
December	12.90	9.68	427,362
2022
January	13.25	11.70	212,775

	Units
Month	High	Low	Volume
	(US$)	(US$)
February	14.12	11.74	127,903
March	14.96	12.14	187,465
April	16.53	14.35	386,822
May	14.63	12.01	54,207
June	13.68	12.59	89,628
July	13.06	10.32	132,772
August	12.67	10.46	1,823,237
September	13.03	11.85	69,938
October	-	-	-
November	-	-	-
December 1	-	-	-

The following table sets forth the high and low trading prices and trading volumes for the Triple Flag Shares as reported by the NYSE for the periods indicated. Triple Flag commenced trading on the NYSE on August 30, 2022.

	Units
Month	High	Low	Volume
	(US$)	(US$)
2021
December	-	-	-
2022
January	-	-	-
February	-	-	-
March	-	-	-
April	-	-	-
May	-	-	-
June	-	-	-
July	-	-	-
August	13.21	10.83	27,352
September	13.01	11.76	30,096
October	13.30	11.00	40,512
November	12.91	10.75	192,632
December 1	13.87	12.74	47,035

Risk Factors

An investment in the Triple Flag Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors discussed in Triple Flag’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces and territories of Canada, which are incorporated by reference in this Circular. In particular, see “Risk Factors” in the Triple Flag 2021 AIF, which is incorporated by reference herein. If any of the events or developments discussed in these risks factors actually occur, Triple Flag’s business, financial condition or results of operations or the value of the Triple Flag Shares could be adversely affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Triple Flag that may present additional risks in the future.

Foreign Private Issuer Status

Triple Flag is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC and the NYSE. Under the U.S. Exchange Act, Triple Flag is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, Triple Flag does not file the same reports that a U.S. domestic issuer would file with the SEC. In addition, Triple Flag’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, Triple Flag Shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell Triple Flag Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Moreover, as a foreign private issuer, Triple Flag is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements for annual meetings and other events requiring the solicitation of a shareholder vote.

In addition, as a foreign private issuer, Triple Flag is permitted to follow certain Canadian corporate governance practices in lieu of those required by the NYSE listing rules. In particular, Triple Flag intends to follow the listing rules of the TSX in respect of private placements instead of the requirements of the NYSE to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Triple Flag and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, Triple Flag will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to NYSE shareholder approval rules.

Controlled Company Exemption

Because Triple Flag’s principal shareholders, Aggregator and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l., control a majority of the voting power of its outstanding Triple Flag Shares, Triple Flag qualifies as a “controlled company” within the meaning of the NYSE listing rules. As a controlled company, Triple Flag is eligible to and, in the event it no longer qualifies as a “foreign private issuer” under SEC rules, it will be able to elect not to comply with certain of the NYSE corporate governance standards, including having a majority of independent directors, maintaining a separate nominating committee and full independence of its Compensation & ESG Committee.

Interest of Experts

Certain technical and scientific information contained in the documents incorporated by reference herein, including in respect of the Cerro Lindo mine, the Northparkes mine and the RBPlat PGM Operations, was reviewed and approved in accordance with NI 43-101 by James Dendle, C. Geol., Vice President, Evaluations and Investor Relations of Triple Flag and a “Qualified Person” as defined by NI 43-101.

To the knowledge of Triple Flag, James Dendle held less than 1% of the outstanding securities of Triple Flag or of any associate or affiliate thereof when he prepared the technical information contained or incorporated by reference in this Circular or following the preparation of such technical information. Other than pursuant to his employment arrangements, James Dendle did not receive, and will not receive, any direct or indirect interest in any securities of Triple Flag or of any associate or affiliate thereof.

Auditor, Transfer Agent and Registrar

The auditor of Triple Flag is PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at PwC Tower, Suite 2600, 18 York Street, Toronto, Ontario, M5J 0B2. PricewaterhouseCoopers LLP has advised that they are independent with respect to Triple Flag within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

The transfer agent and registrar for the Triple Flag Shares listed on the TSX is Computershare Investor Services Inc., located at 100 University Ave, Toronto, ON M5J 2Y1. The transfer agent and registrar for the Triple Flag Shares listed on the NYSE is Computershare Trust Company, N.A., located at 150 Royall Street, Canton, MA, 02021, United States.

APPENDIX G

INFORMATION CONCERNING THE COMBINED COMPANY

No securities regulatory authority has expressed an opinion about the Triple Flag Shares issuable under the Arrangement and it is an offence to claim otherwise.

The following information concerning Triple Flag following completion of the Arrangement, its business and operations, should be read together with the more detailed information and financial data and statements concerning Triple Flag and Maverix contained elsewhere in this Circular, including “Appendix F – Information Concerning Triple Flag” attached to this Circular.

All dollar amounts and financial information in any document incorporated by reference herein or therein is presented in U.S. dollars unless otherwise indicated.

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Statements” and “Risks Related to the Arrangement” in this Circular, as well as “Risk Factors” in this Appendix G.

Overview

Following completion of the Arrangement, Triple Flag will directly own all of the issued and outstanding Maverix Shares and Maverix will be a wholly owned subsidiary of Triple Flag. Pursuant to the terms of the Arrangement Agreement, Triple Flag may request and, upon such request Maverix shall, effect such reorganizations of Maverix and its Subsidiaries’ business, operations and assets or such other transactions as Triple Flag may request, acting reasonably (each, a “Pre-Acquisition Reorganization”). The following chart lists Triple Flag’s expected corporate structure, including its material subsidiaries and their applicable governing jurisdictions after giving effect to the Arrangement and without giving effect to any Pre-Acquisition Reorganization. Except as set out below, following completion of the Arrangement, Triple Flag will own, either directly or indirectly, 100% of the voting and non-voting securities of its material subsidiaries noted below.

Notes:

(1)	Matt Fargey (current Chief Financial Officer of Maverix) holds one (1) share in the capital of Minera MacMillan S.A. de C.V. in trust for Maverix. It is expected that following completion of the Arrangement, this share will be transferred to an officer of Triple Flag to be held in trust for Triple Flag.

(2)	Mr. Fargey holds three thousand (3,000) shares in the capital of Exploracion Mac-Ore S.A. de C.V. in trust for Maverix. It is expected that following completion of the Arrangement, these shares will be transferred to an officer of Triple Flag to be held in trust for Triple Flag.

Except as otherwise described in this Appendix G, the business of Triple Flag following completion of the Arrangement and information relating to Triple Flag following completion of the Arrangement will be that of Triple Flag generally and as disclosed elsewhere in “Appendix F – Information Concerning Triple Flag” attached to this Circular. Following completion of the Arrangement, Triple Flag’s portfolio will be comprised of the combined assets of Triple Flag and Maverix, being 228 assets tied to mining assets at various stages of the mine life cycle, including 29 paying assets.

Triple Flag’s head and registered office following completion of the Arrangement will continue to be located at TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario M5J 2S1. Triple Flag will also continue to operate an office in Hamilton, Bermuda.

Description of Share Capital

The authorized share capital of Triple Flag following completion of the Arrangement will continue to be as described in “Appendix F – Information Concerning Triple Flag” attached to this Circular and the rights and restrictions of the Triple Flag Shares will remain unchanged.

The issued share capital of Triple Flag will change as a result of the completion of the Arrangement, to reflect the issuance of the Triple Flag Shares contemplated in the Arrangement. Based on the outstanding securities of Maverix as of December 2, 2022, Triple Flag expects to issue a maximum of 48,459,274 Triple Flag Shares in connection with the Arrangement, including the Triple Flag Shares issuable upon the exercise of Replacement Options to be issued pursuant to the Arrangement and exercise of the Maverix Warrants in accordance with the adjustment provisions of the Maverix Warrants. On completion of the Arrangement, assuming that the current number of Maverix Shares and Triple Flag Shares does not change from the respective dates of the information provided herein, it is expected that the total number of Triple Flag Shares issued and outstanding will be 200,815,037 on a non-diluted basis. Up to a maximum of 6,393,963 Triple Flag Shares will be issuable upon the exercise of outstanding convertible securities of Maverix and Triple Flag, including the Replacement Options to be issued pursuant to the Arrangement and the existing Maverix Warrants in accordance with the adjustment provisions of the Maverix Warrants. On completion of the Arrangement, assuming that the current number of convertible securities of Maverix and Triple Flag does not change from the respective dates of the information provided herein, it is expected that the total number of Triple Flag Shares issued and outstanding will be 207,209,000 on a fully diluted basis.

Investor Rights Agreement

Triple Flag is party to an investor rights agreement (the “Investor Rights Agreement”) with Aggregator and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. (together with Aggregator, the “Principal Shareholders”) dated May 26, 2021, pursuant to which the Principal Shareholders have certain subscription rights in the event of certain issuances of Triple Flag Shares or securities convertible into Triple Flag Shares (the “Pre-Emptive Right”) intended to permit them to maintain their proportionate percentage ownership of Triple Flag Shares. The Principal Shareholders have agreed to waive their Pre-Emptive Rights in respect of the issuance of Triple Flag Shares and Replacement Options to securityholders of Maverix in connection with the Arrangement.

Pursuant to the Investor Rights Agreement, the Principal Shareholders are currently entitled to nominate 50% of Triple Flag’s directors (rounded up to the next whole number), subject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of Triple Flag Shares owned. Effective upon closing of the Arrangement, Triple Flag and the Principal Shareholders have agreed to amend the Investor Rights Agreement to provide that the Principal Shareholders will be entitled to nominate 33% of Triple Flag’s directors (rounded up to the next whole number), subject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of Triple Flag Shares owned. A copy of the amending agreement to the Investor Rights Agreement that will become effective upon closing of the Arrangement is attached to this circular as Appendix K.

Post-Arrangement Shareholdings and Principal Shareholders

Following completion of the Arrangement, existing Triple Flag Shareholders and Maverix Shareholders are expected to own approximately 77% and 23% of the Triple Flag Shares, respectively, on a fully diluted basis, each based on the number of securities of Triple Flag and Maverix issued and outstanding on December 2, 2022.

The following table sets out certain information with respect to Aggregator as of December 2, 2022 and immediately following completion of the Arrangement. To the knowledge of the directors and executive officers of Triple Flag and Maverix, Aggregator will be the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Triple Flag carrying 10% or more of the voting rights attached to any class of voting securities of Triple Flag. Aggregator is indirectly controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

	Prior to Closing		Immediately following Closing
Name of Shareholder	Number of Triple Flag Shares	Percentage of Outstanding Triple Flag Shares	Number of Triple Flag Shares	Percentage of Outstanding Triple Flag Shares
Triple Flag Mining Aggregator S.àr.l	129,917,637	83.4%	129,917,637	64.7%

Aggregator may be considered a promoter of Triple Flag within the meaning of applicable securities legislation. As of December 2, 2022 Aggregator owned or controlled, directly or indirectly, 129,917,637 Triple Flag Shares, representing approximately 83.4% of the issued and outstanding Triple Flag Shares on a non-diluted basis as of December 2, 2022 and which is expected to represent approximately 64.7% of the issued and outstanding Triple Flag Shares on a non-diluted basis following completion of the Arrangement. Another entity that may have been considered a promoter of Triple Flag, Triple Flag Mining Elliott and Management Co-Invest LP, was dissolved in July 2022 following the redemption of its limited partnership units and distribution of Triple Flag Shares that it held to its limited partners, including Aggregator, in satisfaction of the redemption price for such limited partnership units.

Repayment of Maverix Debt

Concurrent with the closing of the Arrangement, the existing Maverix revolving credit facility will be repaid in full. For additional information regarding Maverix’s debt, see the Maverix Annual Financial Statements, the Maverix Annual MD&A, the Maverix Interim Financial Statements and the Maverix Interim MD&A, all of which are incorporated by reference into this Circular.

Pro Forma Consolidated Capitalization

The following table sets forth Triple Flag’s cash and cash equivalents and consolidated capitalization as at September 30, 2022 (i) on an actual basis; and (ii) on an adjusted basis to give effect to the Arrangement.

	(US$) (thousands)
	Actual	As Adjusted(1)
Cash and cash equivalents	82,703	919
Total debt	-	54,137
Share capital	1,251,653	1,742,771
Retained earnings	56,575	56,575
Reserves and other	3,832	11,865
Total equity	1,312,060	1,811,211
Total capitalization	1,394,763	1,865,348

Note:

(1)	Adjusted to give effect to unaudited pro forma events that are directly attributable to the Arrangement, including the payment of cash consideration and the issuance of Triple Flag Shares to Maverix Shareholders in exchange for all of the issued and outstanding Maverix Shares, the payment of cash consideration to settle outstanding Maverix RSUs, the issuance of Replacement Options, the payment of transaction costs, including change of control payments, and drawdowns under Triple Flag’s credit facility to fund (a) a portion of the cash consideration payable in connection with the Arrangement and (b) the repayment in full of the existing Maverix revolving credit facility. For additional information with respect to the pro forma assumptions and adjustments, see Note 6 to the Unaudited Pro Forma Consolidated Financial Statements included in “Appendix I – Unaudited Pro Forma Consolidated Financial Statements of Triple Flag” to this Circular.

Directors and Officers of the Combined Company

Pursuant to the Arrangement Agreement, following completion of the Arrangement, it is expected that the board of directors of Triple Flag will consist of nine directors, including Geoff Burns and one other director of Maverix to be identified and agreed upon by Triple Flag and Maverix, acting reasonably. Triple Flag will continue to be led by Shaun Usmar as Chief Executive Officer.

Unaudited Pro Forma Consolidated Financial Statements

The unaudited pro forma consolidated financial statements of Triple Flag giving effect to the Arrangement and the accompanying notes are included in “Appendix H – Unaudited Pro Forma Consolidated Financial Statements of Triple Flag” to this Circular.

The unaudited pro forma consolidated balance sheet as at September 30, 2022 gives effect to the Arrangement as if the transaction had closed on September 30, 2022. The unaudited pro forma consolidated statements of income for the year ended December 31, 2021 and for the nine months ended September 30, 2022 give effect to the Arrangement as if the transaction had closed on January 1, 2021. The unaudited pro forma consolidated financial statements are based on the respective historical consolidated financial statements of Triple Flag and Maverix.

The unaudited pro forma consolidated financial statements should be read together with: a) the audited consolidated financial statements of Triple Flag for the year ended December 31, 2021, b) the unaudited condensed interim consolidated financial statements of Triple Flag as at and for the three and nine months ended September 30, 2022, c) the audited consolidated financial statements of Maverix for the year ended December 31, 2021, d) the unaudited condensed interim consolidated financial statements of Maverix as at and for the three and nine months ended September 30, 2022, which are incorporated by reference into this Circular.

The unaudited pro forma financial statements and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Triple Flag believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. The actual financial position and results of operations of Triple Flag following completion of the Arrangement may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

Independent Auditors, Transfer Agent and Registrar.

The independent auditors of Triple Flag following completion of the Arrangement will continue to be PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at PwC Tower, Suite 2600, 18 York Street, Toronto, Ontario, M5J 0B2, the Canadian transfer agent and registrar for the Triple Flag Shares will continue to be Computershare Investor Services Inc., located at 100 University Ave, Toronto, ON M5J 2Y1 and the U.S. transfer agent for Triple Flag will continue to be Computershare Trust Company, N.A., located at 150 Royall Street, Canton, MA, 02021, United States.

Risk Factors

The business and operations of Triple Flag following completion of the Arrangement will continue to be subject to the risks currently faced by Triple Flag and Maverix, as well as certain risks unique to Triple Flag following completion of the Arrangement, including those set out under the heading “Risk Factors – Risks Related to the Combined Company” of this Circular. Readers should also carefully consider the risk factors relating to Triple Flag described in the Triple Flag 2021 AIF and the risk factors relating to Maverix described in the Maverix AIF, each of which is incorporated by reference in this Circular.

APPENDIX H

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TRIPLE FLAG

See attached.

H-1

Pro Forma Consolidated Balance Sheet

As at September 30, 2022

(thousands of United States dollars)

Unaudited

					Triple Flag
		Maverix	Pro Forma	Note	Pro Forma
	Triple Flag	(Note 2)	Adjustments	6	Consolidated
ASSETS
Cash and cash equivalents	$82,703	$15,589	$(97,373)	a	$919
Amounts receivable and prepayments	10,947	15,515	-		26,462
Prepaid gold interests	5,015	10,553	-		15,568
Investments	4,757	1,307	-		6,064
Income tax receivable	614	-	-		614
Current assets	104,036	42,964	(97,373)		49,627

Mineral interests	1,202,992	348,813	222,013	b	1,773,818
Prepaid gold interests	-	37,577	-		37,577
Loans receivable	10,868	3,043	-		13,911
Other assets	5,031	1,456	(973)	c	5,514
Deferred income tax	2,572	-	-		2,572
Non-current assets	1,221,463	390,889	221,040		1,833,392

TOTAL ASSETS	$1,325,499	$433,853	$123,667		$1,883,019

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$5,974	$5,026	$(794)	d	$10,206
Lease obligation - current	270	-	-		270
Current liabilities	6,244	5,026	(794)		10,476

Long-term debt	-	46,500	7,637	e	54,137
Lease obligation - non current	1,676	-	-		1,676
Deferred income tax	3,339	8,175	(8,175)	f	3,339
Other non-current liabilities	2,180	-	-		2,180
Non-current liabilities	7,195	54,675	(538)		61,332

Shareholders' equity
Share capital	1,251,653	338,692	152,426	g	1,742,771
Share warrant reserve	-	-	3,204	g	3,204
Retained earnings	56,575	28,741	(28,741)	g	56,575
Accumulated other comprehensive loss	-	(3,024)	3,024	g	-
Other	3,832	9,743	(4,914)	g	8,661
	1,312,060	374,152	124,999		1,811,211

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,325,499	$433,853	$123,667		$1,883,019

Pro Forma Consolidated Statement of Income

For the nine months ended September 30, 2022

(thousands of United States dollars, except per share amounts)

Unaudited

					Triple Flag
		Maverix	Pro Forma	Note	Pro Forma
	Triple Flag	(Note 2)	Adjustments	6	Consolidated
Revenue	$107,999	$45,161	$-		$153,160

Cost of sales
Cost of sales excluding depletion	9,972	15,143	-		25,115
Depletion	35,481	10,932	5,345	h	51,758
Gross profit	62,546	19,086	(5,345)		76,287

General administration costs	11,084	4,455	-		15,539
Business development costs	1,932	2,873	-		4,805
Sustainability initiatives	638	-	-		638
Increase in fair value of prepaid gold interest	(215)	(4,659)	-		(4,874)
Operating income	49,107	16,417	(5,345)		60,179

Gain on disposition of mineral interests	2,099	-	-		2,099
Decrease in fair value of investments	(5,014)	-	(3,844)	j	(8,858)
Finance costs, net	(1,241)	(1,063)	(296)	j	(2,600)
Other expense	-	(254)	-		(254)
Foreign currency translation loss	(289)	(261)	-		(550)
Other expenses	(4,445)	(1,578)	(4,140)		(10,163)

Earnings before income taxes	44,662	14,839	(9,485)		50,016
Income tax expense	(5,036)	(5,308)	624	k	(9,720)
Net earnings	$39,626	$9,531	$(8,861)		$40,296

Earnings per share (Note 8)	$0.25	$0.06			$0.20
Basic
Diluted	$0.25	$0.06			$0.20

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2021

(thousands of United States dollars, except per share amounts)

Unaudited

					Triple Flag
		Maverix	Pro Forma	Note	Pro Forma
	Triple Flag	(Note 2)	Adjustments	6	Consolidated
Revenue	$150,421	$57,532	$-		$207,953

Cost of sales
Cost of sales excluding depletion	13,496	9,071	-		22,567
Depletion	53,672	17,665	6,860	h	78,197
Gross profit	83,253	30,796	(6,860)		107,189

General administration costs	12,213	5,443	-		17,656
Business development costs	771	4,005	-		4,776
Sustainability initiatives	855	-	-		855
Increase in fair value of prepaid gold interest	-	(1,310)	-		(1,310)
IPO readiness costs	670	-	-		670
Operating income	68,744	22,658	(6,860)		84,542

Gain on disposition of mineral interests	-	10,983	-		10,983
Gain on conversion of debenture	-	2,410	-		2,410
Decrease in fair value of investments	(10,786)	-	(4,688)	j	(15,474)
Finance costs, net	(5,673)	(1,151)	(1,369)	j	(8,193)
Other expense	-	(123)	-		(123)
Loss on derivatives	(297)	-	-		(297)
Foreign currency translation loss	(25)	(209)	-		(234)
Other (expenses) income	(16,781)	11,910	(6,057)		(10,928)

Earnings before income taxes	51,963	34,568	(12,917)		73,614
Income tax expense	(6,436)	(10,496)	999	k	(15,933)
Net earnings	$45,527	$24,072	$(11,918)		$57,681

Earnings per share (Note 8)
Basic	$0.31	$0.17			$0.30
Diluted	$0.31	$0.16			$0.30

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(thousands of United States dollars, except share, share warrants and per share information)

Note 1 — Description of the Proposed Acquisition

On November 9, 2022, Triple Flag Precious Metals Corp. (“Triple Flag”) and Maverix Metals Inc. (“Maverix”) entered into an arrangement agreement (the “Agreement”) pursuant to which Triple Flag agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Maverix (the “Maverix Shares”), with the combined company to continue under the name “Triple Flag Precious Metals Corp.” (the “Transaction” or “Acquisition”). Pursuant to the Agreement, Maverix shareholders will receive either 0.36 of a Triple Flag share (each whole share, a “Triple Flag Share”) or $3.92 in cash per Maverix Share. The shareholder election will be subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. In connection with the transaction, the outstanding Maverix warrants will be automatically adjusted in accordance with their terms, such that upon exercise, Maverix warrant holders (5,000,000 Maverix share warrants outstanding with a $3.28 exercise price as at September 30, 2022) will receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11. In accordance with the Agreement, each Maverix option holder may be able to elect cash settlement and cancellation of their option, or a replacement option if the option is in-the-money, while out-of-the-money options will be replaced with fully vested replacement options. All replacement options will be adjusted for the terms of the Agreement and be exercisable into Triple Flag common shares.

Based on the assumptions set out above, upon closing of the Acquisition, existing Triple Flag and Maverix shareholders will own approximately 77% and 23% of the combined company, respectively. Completion of the Acquisition is contingent upon the approval of the shareholders of both Triple Flag and Maverix, court approval, regulatory approvals and certain other customary conditions.

Note 2 — Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared in connection with the Acquisition and have been prepared from information derived from, and should be read in conjunction with the financial statements of Triple Flag and Maverix, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, specifically:

1.	the audited consolidated financial statements for the year ended December 31, 2021 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 of Triple Flag; and
2.	the audited consolidated financial statements for the year ended December 31, 2021 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 of Maverix.

These unaudited pro forma consolidated financial statements include:

a)	An unaudited pro forma consolidated balance sheet as of September 30, 2022 combining:
1.	the unaudited condensed interim consolidated balance sheet of Triple Flag as of September 30, 2022;
2.	the unaudited condensed interim consolidated statement of financial position of Maverix as of September 30, 2022; and
3.	the adjustments described in Note 6.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(thousands of United States dollars, except share, share warrants and per share information)

This unaudited pro forma consolidated balance sheet as of September 30, 2022 assumes the Acquisition occurred on September 30, 2022.

b)	An unaudited pro forma consolidated statement of income for the nine months ended September 30, 2022 combining:
1.	the unaudited condensed interim consolidated statement of income of Triple Flag for the nine months ended September 30, 2022;
2.	the unaudited condensed interim consolidated statement of income of Maverix for the nine months ended September 30, 2022; and
3.	the adjustments described in Note 6.

This unaudited pro forma consolidated statement of income for the nine months ended September 30, 2022 assumes the Acquisition occurred on January 1, 2021.

c)	An unaudited pro forma consolidated statement of income for the year ended December 31, 2021 combining:
1.	the audited consolidated statement of income of Triple Flag for the year ended December 31, 2021;
2.	the audited consolidated statement of income of Maverix for the year ended December 31, 2021; and
3.	the adjustments described in Note 6.

This unaudited pro forma consolidated statement of income for the year ended December 31, 2021 assumes that the Transaction occurred on January 1, 2021.

The unaudited pro forma financial statements have been prepared for illustrative purposes only to show the effect of the Acquisition. The unaudited pro forma financial statements reflect that Triple Flag acquired all of Maverix’s outstanding shares and the Acquisition has been recorded as an asset acquisition. The unaudited pro forma financial statements are not intended to be indicative of Triple Flag’s financial position or the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the Acquisition will likely differ from those recorded in the unaudited pro forma financial statements and such differences could be material.

The historical consolidated financial statements have been adjusted to give effect to unaudited pro forma events that are: (i) directly attributable to the Acquisition; (ii) factually supportable; and (iii) with respect to the unaudited pro forma consolidated statements of income, expected to have a continuing impact on the consolidated financial results post-Acquisition.

The unaudited pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the Acquisition; (ii) synergies, operating efficiencies and cost savings that may result from the Acquisition; or (iii) or any other benefits expected to be derived from combining the companies.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(thousands of United States dollars, except share, share warrants and per share information)

Certain of Maverix’s assets, liabilities, income and expenses have been reclassified (or renamed) to conform to Triple Flag’s consolidated financial statement presentation. These changes are summarized as follows:

Maverix Presentation	As at and for the nine months ended September 30, 2022	Year ended December 31, 2021	Pro Forma Presentation
Sum of “Accounts Receivable” and	$14,010	N/A	Amounts receivable and prepayments
“Prepaid expenses and other”	1,505
“Share option reserve”	4,649	N/A	Other shareholders’ equity
“Royalty, stream and other interests”	348,813	N/A	Mineral interests
“Investments” (non- current)	3,043	N/A	Loans receivable
“Trade and other payables”	5,026	N/A	Amounts payable and other liabilities
Sum of “Royalty	20,582	$34,896	Revenue
Revenue” and “Sales”	24,579	22,636
“Administration expenses”	4,455	5,443	General administration costs
“Project evaluation expenses”	$2,873	$4,005	Business development costs

Note 3 — Significant Accounting Policies

The accounting policies used in the construction of the unaudited pro forma financial statements as at and for the nine months ended September 30, 2022 and for the year ended December 31, 2021 are those set out in Triple Flag’s consolidated financial statements for the three and nine months ended September 30, 2022 and for the year ended December 31, 2021. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Maverix where the impact was potentially material to the unaudited pro forma consolidated financial statements and could be reasonably estimated. Based on this preliminary review, Triple Flag has not identified any accounting policies applicable to similar transactions undertaken by Maverix that significantly depart from those followed by Triple Flag that would have a significant impact on the unaudited pro forma consolidated financial statements.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(thousands of United States dollars, except share, share warrants and per share information)

Note 4 – Use of Estimates

For purposes of the unaudited pro forma consolidated financial statements, the Acquisition will be accounted for as an asset acquisition. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on preliminary valuation information and due diligence performed by Triple Flag. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of Triple Flag’s financial statements for the period including the completion date of the Acquisition. Changes in the fair values of the assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income. The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

Note 5 — Consideration and Purchase Price Allocation

For purposes of the unaudited pro forma consolidated financial statements, the estimated purchase consideration for the Acquisition is based on the closing price of Triple Flag shares on the NYSE on November 9, 2022 of $10.89. At the exchange ratio of 0.36 (Note 1), the pro forma cash value per Maverix Share is $3.92. The value of the purchase consideration will change based on fluctuations in Triple Flag’s share price and the number of Maverix Shares outstanding on the closing of the Acquisition. Other elements of the purchase consideration include Maverix stock options to be either exchanged for Triple Flag replacement options or paid out in cash, Triple Flag shares to be issued to holders of Maverix warrants upon exercise of those Maverix warrants in accordance with the adjustment provisions thereof, and Transaction costs capitalized as part of the asset acquisition.

The preliminary estimated purchase consideration is calculated as follows:

Number of Triple Flag Shares to be issued to Maverix shareholders (147,379,354 Maverix Shares outstanding as at September 30, 2022 x 0.360 exchange ratio x 85% share consideration)	45,098,082
Closing price of Triple Flag Share on November 9, 2022	$10.89
Market value of Triple Flag Shares issued to Maverix shareholders	$491,118
Cash consideration paid to Maverix shareholders[1]	86,667
Value of Maverix share warrants – exercisable for 1,800,000 Triple Flag Shares[2]	3,204
Value of Maverix share options converted to Triple Flag share options[3]	4,829
Transaction costs	15,970
Estimated purchase consideration	$601,788

1.	Calculated based on 15% cash payment as contemplated in the arrangement agreement.
2.	Calculated based on the in the money value.
3.	Calculated using Black-Scholes valuation model and assumes all Maverix share options are exchanged for Triple Flag share options.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(thousands of United States dollars, except share, share warrants and per share information)

The following table illustrates the preliminary unaudited pro forma fair values of the identifiable assets and liabilities assumed as of September 30, 2022:

Cash and cash equivalents	$13,216
Amounts receivable and prepayments	15,515
Other assets	483
Prepaid gold interests	48,130
Loan receivable	3,043
Investments	1,307
Mineral interests	570,826
Current liabilities	(4,232)
Long-term debt	(46,500)
Total assets acquired, net of liabilities assumed	$601,788

Note 6 — Pro Forma assumptions and adjustments

The unaudited pro forma financial statements reflect the following assumptions and adjustments to give effect to the Acquisition as if it had occurred on September 30, 2022 for the consolidated balance sheet and January 1, 2021 for the consolidated statements of income.

The unaudited pro forma balance sheet as at September 30, 2022 includes the following pro forma assumptions and adjustments:

a)	a net decrease in cash and cash equivalents of $97,373 reflecting $86,667 of cash consideration paid to Maverix shareholders, $15,970 of Transaction costs incurred by Triple Flag and $2,373 paid by Maverix to settle Restricted Share Units (“RSU”) prior to the close of the Transaction, partially, offset by a $7,637 draw down on Triple Flag’s credit facility for the Acquisition;
b)	an increase of $222,013 in mineral interests as a result of recording Maverix’s mineral interests at fair value;
c)	a $973 decrease of deferred financing costs as the Maverix Credit Facility is expected to be repaid and retired upon the Acquisition;
d)	a decrease of $794 reflecting an existing RSU liability which is expected to be settled by Maverix prior to the close of the Transaction;
e)	an increase in long-term debt at September 30, 2022 of $7,637 reflecting a drawdown of $54,137 from Triple Flag’s credit facility for the repayment of Maverix’s credit facility of $46,500 and payment of the cash consideration to Maverix shareholders, Transaction costs related to the Acquisition and cash settlement of Maverix’s RSUs;
f)	the elimination of Maverix’s deferred tax liability of $8,175, which has no basis with the increase in fair value and carrying value of Maverix’s mineral interests; and
g)	a net increase to Triple Flag shareholders’ equity of $124,999 reflecting the issuance of $499,151 of Triple Flag shares, warrants and replacement options offset by the elimination of Maverix’s historical shareholders’ equity accounts of $374,152.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(thousands of United States dollars, except share, share warrants and per share information)

The unaudited pro forma statements of income for the nine months ended September 30, 2022 and the year ended December 31, 2021 include the following pro forma assumptions and adjustments:

h)	an increase in depletion of $5,345 and $6,860 as a result of pro forma fair value adjustments related to assets subject to depletion identified in the estimated purchase price allocation;
i)	a decrease in fair value of investments of $3,844 and $4,688 due to Triple Flag designating equity investments from fair value through other comprehensive income to fair value through profit and loss;
j)	an increase in finance costs of $296 and $1,369 which includes an increase in interest expense for borrowings under the Triple Flag credit facility as described in Note 6e above assuming a 5.5% interest rate and for the year ended December 31, 2021 a $973 write down of deferred financing costs; and
k)	a decrease in income tax expense of $624 and $999 to reflect the tax effect of the pro forma adjustments.

Note 7 — Unaudited Pro Forma Share Capital

Triple Flag unaudited pro forma share capital after the Transaction as at September 30, 2022 has been determined as:

	Common Shares	Amount
Issued and outstanding at September 30, 2022	155,858,733	$1,251,653
Triple Flag Shares issued in exchange for Maverix Shares (Note 5)	45,098,082	491,118
Pro forma balance issued and outstanding	200,956,815	$1,742,771

Note 8 — Pro Forma Net Income Per Share

For the purposes of the unaudited pro forma consolidated financial statements, the net income per share has been calculated using the weighted average number of shares which would have been outstanding as at the period end, after giving effect to the Acquisition as if it had occurred on January 1, 2021.

	Nine months ended September 30, 2022	Year ended December 31, 2021
Weighted average number of Triple Flag Shares outstanding – basic and diluted	156,003,665	148,025,464
Triple Flag Shares to be issued to Maverix shareholders (Note 5)	45,098,082	45,098,082
Pro forma weighted average number of Triple Flag Shares outstanding – basic	201,101,747	193,123,456
Dilutive impact of Maverix share warrants (Note 5)	294,215	294,215
Dilutive impact of replacement options	116,459	116,459
Pro forma weighted average number of Triple Flag Shares outstanding – diluted	201,512,421	193,534,220
Pro forma consolidated net income	$40,296	$57,681
Pro forma net income per share – basic	$0.20	$0.30
Pro forma net income per share – diluted	$0.20	$0.30

APPENDIX I

INFORMATION CONCERNING MAVERIX

The Company was incorporated under the CBCA on September 5, 2008 as “MacMillan Minerals Inc.”. On July 11, 2016, Maverix completed a statutory plan of arrangement under the CBCA, which involved, among other things, the acquisition of a portfolio of thirteen precious metal streams, royalties, and purchase agreements from Pan American Silver Corp. In conjunction with the statutory plan of arrangement, Maverix, among other things, changed its name from “MacMillan Minerals Inc.” to “Maverix Metals Inc.”.

The Company’s head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8. The Company’s registered and records office is located Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3.

The Company has two principal subsidiaries, being Maverix Metals (Australia) Pty. Ltd., incorporated under the laws of Australia, and Maverix Metals (Nevada) Inc., incorporated under the laws of the State of Nevada in the United States of America.

The Maverix Shares are currently listed on the TSX and the NYSE American under the symbol “MMX”. Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Triple Flag and the Maverix Shares will be delisted from the TSX and NYSE American.

Documents Incorporated by Reference

Information regarding the Company has been incorporated by reference in the Circular from documents filed by the Company with securities commissions or similar authorities in Canada. Copies of the documents incorporated in the Circular by reference regarding the Company may be obtained on request without charge from the Corporate Secretary of Maverix, Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone: (604) 343-6225, and are also available electronically under the Company’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

The following documents, filed with the securities regulatory authorities in Canada, are specifically incorporated by reference into, and form a part, of the Circular:

(a)	the annual information form of the Company dated March 16, 2022 for the year ended December 31, 2021 (the “Maverix AIF”);

(b)	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021, together with the notes thereto and the report of the independent registered public accounting firm independent auditor’s report thereon (the “Maverix Annual Financial Statements”);

(c)	the MD&A of the Company for the year ended December 31, 2021 (the “Maverix Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022, together with the notes thereto (the “Maverix Interim Financial Statements”);

(e)	the MD&A of the Company for the three and nine months ended September 30, 2022 (the “Maverix Interim MD&A”);

(f)	the management information circular of the Company dated March 23, 2022 in connection with the annual general meeting of Maverix Shareholders held on May 12, 2022; and

(g)	the material change report of the Company dated November 18, 2022 in connection with the announcement of the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Company with any securities regulatory authorities in Canada subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained in this Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained in or otherwise accessed through the Company’s website (https://maverixmetals.com/), or any other website, does not form part of the Circular. All such references to the Company’ website are inactive textual references only.

Material Changes in the Affairs of Maverix

To the knowledge of the directors and senior officers of the Company and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes to the affairs of the Company.

Price Range and Trading Volume

The Maverix Shares currently trade on the TSX in Canada and NYSE American in the United States under the symbol “MMX”.

The following tables shows the high and low trading prices and monthly trading volume of the Maverix Shares on the TSX and the NYSE American, respectively, for the twelve-month period preceding the date of this Circular.

TSX

Month	High (C$)	Low (C$)	Volume
December 2021	5.91	5.06	783,457
January 2022	6.21	5.10	808,730
February 2022	6.25	5.04	1,148,296

Month	High (C$)	Low (C$)	Volume
March 2022	6.88	5.88	2,278,188
April 2022	6.85	5.59	1,473,051
May 2022	6.08	5.00	2,411,789
June 2022	6.50	5.37	1,591,498
July 2022	5.73	4.99	953,315
August 2022	5.62	4.34	912,880
September 2022	4.84	4.21	1,000,533
October 2022	4.84	4.12	544,654
November 2022	5.88	4.20	1,895,374
December 1 to December 2, 2022	6.22	5.91	724,884

NYSE American

Month	High (US$)	Low (US$)	Volume
December 2021	4.64	3.92	530,120
January 2022	4.99	4.01	472,805
February 2022	4.92	3.95	403,794
March 2022	5.38	4.655	1,160,053
April 2022	5.43	4.36	564,133
May 2022	4.78	3.84	583,162
June 2022	5.10	4.20	1,591,208
July 2022	4.47	3.88	366,325
August 2022	4.38	3.31	405,616
September 2022	3.71	3.07	786,818
October 2022	3.53	2.99	353,026
November 2022	4.37	3.04	681,151
December 1 to December 2, 2022	4.64	4.40	53,152

The closing price of Maverix Shares on the TSX and the NYSE American on November 9, 2022, the last trading day prior to the announcement of the Arrangement, was C$4.77 and US$3.57, respectively.

Previous Purchases and Sales

The following Maverix Shares or other securities of the Company have been issued by the Company during the 12-month period preceding the date of this Circular:

Month of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued
July 2022	RSUs	5.58	100,352
March 2022	RSUs	6.23	195,467
March 2022	Options	6.23	954,792
March 2022	Shares	Nil	15,361

Note:

(1) Represents the deemed value of the restricted share units or the deferred share units on the date of award by the Company, although no money has been, or will be, paid to the Company in connection with the issuance of Maverix Shares pursuant to such rights.

I-4

Previous Distribution

For the five years preceding the date of this Circular, Maverix has completed the following distributions of Maverix Shares:

Date	Description	Number Issued	Issue/Exercise Price (C$)	Aggregate Proceeds
May 2018	Issuance of Compensation Shares	168,335	Nil	Nil
January 2018	Exercise of Options	64,000	1.08	69,120
March 2018	Exercise of Options	64,000	1.08	69,120
July 2018	Issuance of Shares	30,000,000 (1)	Nil	Nil
February 2019	Exercise of Options	125,000	1.08	135,000
April 2019	Issuance of Compensation Shares	120,746	Nil	Nil
June 2019	Exercise of Stock Options	64,000	1.08	69,120
October 2019	Exercise of Stock Options	125,000	1.08	135,000
November 2019	Exercise of Stock Options	159,964	2.80	447,899
December 2019	Exercise of Stock Options	35,000	1.08	37,800
December 2019	Issuance of Shares	11,200,000 (1)	Nil	Nil
January 2020	Exercise of Stock Options	53,750	1.08	58,050
February 2020	Exercise of Stock Options	125,000	1.08	135,000
March 2020	Issuance of Compensation Shares	2,565	Nil	Nil
June 2020	Issuance of Compensation Shares	6,675	Nil	Nil
June 2020	Exercise of Stock Options	120,000	1.08	130,140
June 2020	Exercise of Warrants	5,000,000	US$1.56	US$7,800,000
June 2020	Exercise of Warrants	3,250,000	US$2.408	US$7,826,000
August 2020	Exercise of Stock Options	48,830	3.30	161,139
September 2020	Exercise of Stock Options	62,500	1.08	67,500
September 2020	Issuance of Shares	12,000,000 (1)	Nil	Nil
October 2020	Exercise of Stock Options	240,000	1.08	259,200
January 2021	Exercise of Stock Options	90,000	1.08	97,200
February 2021	Exercise of Stock Options	397,251	1.08; 2.80; 3.30	1,158,458
March 2021	Exercise of Stock Options	177,000	1.08	191,160
March 2021	Issuance of Compensation Shares	1,026	Nil	NIL
April 2021	Exercise of Stock Options	63,098	5.18	326,848
June 2021	Exercise of Stock Options	12,500	2.80	35,000
July 2021	Exercise of Warrants	4,125,000	US$2.408	US$9,933,000
July 2021	Issuance of Shares	491,070 (1)	Nil	Nil
December 2021	Exercise of Warrants	875,000	US$2.408	US$2,107,000
January 2022	Exercise of Stock Options	150,000	2.80	420,000
February 2022	Exercise of Stock Options	50,000	2.80	140,000
March 2022	Issuance of Compensation Shares	15,361	Nil	Nil
March 2022	Exercise of Stock Options	308,178	2.80	862,898
April 2022	Exercise of Stock Options	104,266	2.80	291,945
June 2022	Exercise of Stock Options	31,194	2.80	87,343

Note:

(1)	Maverix shares issued as part of consideration paid for the acquisition of a royalty portfolio

Dividends or Capital Distributions

The Company paid quarterly dividends for each of the calendar quarters during the two years preceding the date of this Circular. Please see the table below for the history of the payments of the quarterly dividends. The Maverix Board has declared and approved the payment of the Company’s US$0.0125 dividend on the Maverix Shares in respect of the fourth quarter of 2022, with the intended payment date being December 15, 2022 to holders of record of the Maverix Shares on November 30, 2022.

The declaration, timing and amount of any future dividends remains at the discretion of the Maverix Board and will be made considering its financial condition and other factors deemed relevant by the Maverix Board.

Record Date	Payable Date	Amount (Per Share)US$
August 31, 2022	September 15, 2022	0.0125
May 31, 2022	June 15, 2022	0.0125
February 28, 2022	March 15, 2022	0.0125
August 31, 2021	September 15, 2021	0.0125
May 31, 2021	June 15, 2021	0.0125
February 26, 2021	March 15, 2021	0.01
November 30, 2020	December 15, 2020	0.01
August 31, 2020	September 15, 2020	0.01
June 30, 2020	July 15, 2020	0.01
March 31, 2020	April 15, 2020	0.01
December 31, 2019	January 15, 2020	0.01

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement, including, without limitation, fees of the financial advisors, filing fees, legal and accounting fees and printing and mailing costs are not expected to exceed approximately C$3,500,000.

Interests of Experts

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Raymond James Ltd.	Financial advisor to the Strategic Committee
CIBC World Markets Inc.	Financial advisor to the Strategic Committee
KPMG LLP	Auditor of Maverix

To the knowledge of the Company, neither Raymond James nor CIBC held securities representing more than 1% of all issued and outstanding Maverix Shares as at the date of the respective Fairness Opinions.

KPMG LLP have confirmed with respect to Maverix that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Maverix under all relevant US professional and regulatory standards.

With respect to technical information relating to the Company contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

●	Brendan Pidcock, P.Eng, Vice President Technical Services is the Qualified Person who reviewed, verified and approved all of the Company’ scientific and technical information in this Circular or incorporated by reference herein.

To the Company’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Maverix Shares or Triple Flag Shares.

Statement of Rights

Securities legislation in the provinces and territories of Canada provides securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPENDIX J

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)            A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)         The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)            In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)            A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)            A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)            The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)            A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8)            A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)            A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)          A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)          On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)           A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)          Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)          Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)          Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)          If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)          An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)          A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)          On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)          On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)          A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)          The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)          A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)          If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)          If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)          A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX K

INVESTOR RIGHTS AGREEMENT

See attached.

K-1

TRIPLE FLAG PRECIOUS METALS CORP.

INVESTOR RIGHTS AGREEMENT AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of November 9, 2022 between Triple Flag Precious Metals Corp. (the “Company”), Triple Flag Mining Aggregator S.à r.l. (“Aggregator”) and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. (“Co-Invest Luxco”).

RECITALS:

The Company, Triple Flag Mining Elliott and Management Co-Invest LP (“Co-Invest LP”) and Co-Invest Luxco entered into an investor rights agreement made as of May 26, 2021 (the “Investor Rights Agreement”) regarding the rights of Co-Invest LP and Co-Invest Luxco as shareholders of the Company.

On February 25, 2022, Aggregator became a shareholder of Triple Flag, and signed a joinder to the Investor Rights Agreement wherein it became party to, and subject to the rights and obligations under, the Investor Rights Agreement.

On May 26, 2022, the Co-Invest LP transferred its Common Shares to its limited partners, including Aggregator, and ceased to be a shareholder of the Company.

On November 9, 2022, Triple Flag and Maverix Metals Inc. (“Maverix”) entered into an arrangement agreement (the “Arrangement Agreement”) providing for a statutory plan of arrangement under the Canada Business Corporations Act pursuant to which Triple Flag will acquire all of the issued and outstanding common shares of Maverix (the “Arrangement”). In connection with the Arrangement, the parties wish to amend the Investor Rights Agreement effective upon the closing of the Arrangement Agreement.

THEREFORE, the parties agree as follows:

1.	Definitions

Any capitalized terms used and not otherwise defined in this agreement shall have the meanings given to them in the Investor Rights Agreement.

2.	Amendments

Effective upon closing of the Arrangement in accordance with the Arrangement Agreement:

(a)	Section 2.2(a) of the Investor Rights Agreement is deleted in its entirety and replaced with the following:

“(a) In respect of any Directors Election Meeting, as long as the Elliott Shareholders, as a group, own, control or direct, directly or indirectly:

(i)	at least 40% of the outstanding Common Shares, (on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 33% of the Nominees (rounded up to the next whole member);

(ii)	at least 30% of the outstanding Common Shares, but less than 40% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 30% of the Nominees (rounded up to the next whole member);

(iii)	at least 20% of the outstanding Common Shares, but less than 30% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 20% of the Nominees (rounded up to the next whole member); and

(iv)	at least 10% of the outstanding Common Shares, but less than 20% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 10% of the Nominees (rounded up to the next whole member).

For greater certainty, upon the first instance whereby the Elliott Shareholders, as a group, own, control or direct, directly or indirectly, less than 10% of the outstanding Common Shares (on a non-diluted basis), the Elliott Shareholders shall no longer be entitled to designate any Nominees.”

(b)	Section 3.1(c)(i) of the Investor Rights Agreement is deleted in its entirety and replaced with the following:

“(i) in any particular calendar year after having complied with three Demand Registration requests in the aggregate from the Elliott Shareholders and/or their Permitted Transferees in such calendar year pursuant to this Section 3.1 or if within the preceding 90 days a Demand Registration or Piggyback Registration was effected.”

3.	Nominees of the Elliott Shareholders

Upon the amendments to the Investor Rights Agreement in Section 2 above becoming effective in accordance with the terms hereof and the increase of the Board to nine Directors, the Nominees of the Elliott Shareholders under the Investor Rights Agreement, as amended hereby, shall be Tim Baker, Mark Cicirelli and Peter O’Hagan.

4.	Further Assurances

The parties agree to execute and deliver such further and other documents and perform and cause to be performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Amending Agreement and every part hereof.

5.	Binding Effect

This Amending Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

6.	Governing Law

This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.	Execution

Delivery of an executed counterpart of this Amending Agreement by facsimile or other electronic means, including, without limitation, by facsimile transmission, by electronic delivery in portable document format (“.pdf”) or tagged image file format (“.tiff”) or by DocuSign, shall be equally effective as delivery of a manually executed counterpart thereof.

8.	Termination date

This Amending Agreement shall terminate automatically upon the termination of the Arrangement Agreement in accordance with its terms.

[Remainder of page intentionally left blank]

IN WITNESS OF WHICH the parties hereto have caused this Amending Agreement to be duly executed as of the date first set forth above.

TRIPLE FLAG PRECIOUS METALS CORP.

By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG CO-INVEST LUXEMBOURG INVESTMENT
COMPANY S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 233.415

By:
Name:
Title: Authorized Signatory

TRIPLE FLAG MINING AGGREGATOR
S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 250.444

By:
Name:
Title: Authorized Signatory

QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICITATION AGENT:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com